As filed with the Securities and Exchange Commission on January 29, 2007.
Registration Statement No. 333-138262

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Opnext, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3674	22-3761205
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1 Christopher Way
Eatontown, New Jersey 07724
(732) 544-3400
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant’s Principal Executive Offices)

Harry L. Bosco
Chief Executive Officer
1 Christopher Way
Eatontown, New Jersey 07724
(732) 544-3400
(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies of All Communications to:

J. Scott Hodgkins, Esq. Ann Lawrence, Esq. Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, CA 90071 (213) 485-1234	Keith F. Higgins, Esq. Julie H. Jones, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
	Amount to	Offering Price	Aggregate Offering	Amount of
Title of Each Class of Securities To Be Registered	be Registered(1)	per Share	Price	Registration Fee(2)
Common Stock, par value $0.01 per share	19,445,781	$15.00	$291,686,715	$31,211

(1)	Includes 2,536,406 shares that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Of this amount, $16,050 was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated January 29, 2007.

16,909,375 Shares

Opnext, Inc.

Common Stock

This is an initial public offering of shares of common stock of Opnext, Inc.

Opnext, Inc. is offering 10,000,000 shares of its common stock. The selling stockholders identified in this prospectus are offering an additional 6,909,375 shares. Opnext will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $13.00 and $15.00. Opnext intends to list the common stock on the NASDAQ Global Market under the symbol “OPXT”.

See “Risk Factors” on page 6 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Opnext, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 16,909,375 shares of common stock, the underwriters have the option to purchase up to an additional 2,536,406 shares from Opnext at the initial public offering price less the underwriters discount.

The underwriters expect to deliver the shares against payment in New York, New York on or about          , 2007.
Goldman, Sachs & Co.

JPMorgan	CIBC World Markets

Cowen and Company	Jefferies & Company

Prospectus dated          , 2007.

MQW (Multiple Quantum Well)
Laser Chip
opnext
Chip Design
opnext
Optical Sub-Assemblies
opnext
Integrated Transceivers
Switch
Server
Opnext Customers
Transport
Router
Wireless
IPTV
VOD
DSL / Cable
FTTx
Access 2.5G / 10G
Metro 10G
Core 10G / 40G
Metro 10G
Enterprise 1G / 10G
VoIP
Email
File Sharing
Storage 1G / 4G / 8G / 10G
E Commerce
Search Engine
Video Sharing
Disaster Recovery

PROSPECTUS SUMMARY

This summary highlights the information contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of the information that you may consider important in making your investment decision, we encourage you to read this entire prospectus. Before making an investment decision, you should carefully consider the information set forth under the heading “Risk Factors” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. In this prospectus, unless the context requires otherwise, “we,” “us,” “our” or “Opnext” refer to Opnext, Inc. and its subsidiaries.

Opnext

Overview

We are a leading designer and manufacturer of optical modules and components which enable high-speed telecommunications and data communications networks globally. Our transceiver modules, which typically utilize our lasers and detectors, convert signals between electrical and optical for transmitting and receiving data over fiber optic networks, a critical function in optical communications equipment. In particular, we are a leader in both the telecommunications and data communications applications for the fast growing market for 10Gbps and above transceiver modules and optical components with a long history of market innovation. Our expertise in core semiconductor laser and other optical communications technologies has helped us create a broad portfolio of products that address customer demands for higher speeds, wider temperature ranges, smaller sizes, lower power consumption and greater reliability than other products currently available in the market. We view ourselves as a strategic vendor to our customers and have well-established relationships with many of the leading telecommunications and data communications network systems vendors such as Alcatel-Lucent, Cisco and Hitachi.

We have a broad portfolio of industry-defined product types, including 300 pin, XENPAK, X2, XPAK, XFP, XMD, SFP and in the future SFP+ and tunable modules which can be adjusted to operate at specific wavelengths enabling higher bandwidth on each optical fiber. We focus on the 10Gbps and above speed markets which we believe are some of the fastest growing and most important in the communications industry. Ovum-RHK, a market research firm, expects the market for 10Gbps telecommunications modules to grow from approximately $357 million in 2006 to approximately $666 million in 2009, a CAGR of 23%. LightCounting, Inc., a research firm specializing in the market for transceivers, expects the market for 10Gbps data communications modules to grow from approximately $189 million in 2006 to approximately $569 million in 2009, a CAGR of 44%. We are a leader in both these markets.

We were founded in September 2000 as a subsidiary of Hitachi Ltd. and subsequently spun-out of its fiber optic components business. Since April 2001, we have expanded our customer base, increased our design wins eight fold across our top ten customers by revenue and made significant operational improvements. In addition, we have expanded our product lines and our patent portfolio, which, as of January 15, 2007, includes 314 awarded patents and 353 pending patent applications, as well as acquired and integrated two businesses. In addition to our own research and development efforts, we work closely with Hitachi’s renowned research laboratories under long-term contractual relationships to conduct research and commercialize products based on fundamental optical technology. We view our relationship with Hitachi as a competitive advantage because this relationship makes us a leader in fundamental semiconductor laser research for the communications market. Immediately following the completion of this offering, Hitachi will own approximately 45.7% of our issued and outstanding common stock, or 43.9% if the underwriters’ over-allotment option is exercised in full. See “Principal and Selling Stockholders.”

Industry Background

Over the past several years, telecommunications networks have undergone significant changes as network service providers pursue more profitable service offerings and lower operating costs. Network service providers continue to add high speed network access such as Wi-Fi, WiMAX, 3G, DSL, cable and FTTx, and are converging traditionally separate networks for delivering voice, video and data into IP-based integrated networks. Concurrent with these trends, a growing demand for high bandwidth applications by both consumers and enterprises is driving increased network utilization across the core and at the edge of wireline, wireless and cable networks, which we collectively refer to as telecommunications networks, as well as the data communications networks and storage networks of enterprises and large institutions.

Both telecommunications and data communications networks are utilizing optical networking technologies capable of supporting higher speeds, additional features and greater interoperability to accommodate higher bandwidth requirements and achieve the lowest cost. Today, both telecommunications network systems vendors such as Alcatel-Lucent and data communications network systems vendors such as Cisco are producing optical systems increasingly based on 10Gbps and 40Gbps speeds. Faced with technological and cost challenges, they are focusing on their core competencies of software and systems integration, and are relying upon established module and component suppliers, like Opnext, for the design, development and supply of critical hardware components such as products that perform the optical transmit and receive functions.

The increasing complexity of the components, industry consolidation and the need to increase the pace of innovation while reducing costs have led the network systems vendors to reduce their number of module and component suppliers and favor vendors with more comprehensive product portfolios and deeper product expertise. Suppliers who can successfully meet these challenges may become involved early in network system vendors’ product development and become a strategic part of their product planning process. Advantages of being one of these select suppliers can include increased design wins, faster time to market and cost advantages.

Our Key Advantages

Technology Leadership.  Our leadership in semiconductor laser technology, which we gained through over 30 years of research and development experience, enables us to better maximize the performance of our transceiver modules as well as gain cost and operational efficiencies through selective vertical integration.

Broad Product Line.  We have one of the most comprehensive optical module portfolios for both telecommunications and data communications applications particularly for 10Gbps, which we believe positions us favorably with leading network systems vendors seeking to reduce their number of suppliers.

Superior Performance.  Our core semiconductor laser technology allows us to efficiently design products that exceed the current power, size, temperature and reliability requirements of our customers, thus providing them with additional system level reliability and design flexibility.

Continuous Innovation.  As a result of our continuous innovation in laser and optical technologies, our customers often involve us early in the planning process for their new products resulting in our increased strategic importance to these customers, our enhanced ability to cost effectively introduce new products and our increased design wins.

MSA Leadership.  We are often founders or early members of multi-source agreements, also known as MSAs, which define new product generations contributing to customer confidence that our new products will meet their performance, quality and manufacturing expectations.

We believe that these key advantages along with our longstanding relationship with both telecommunications and data communications network systems vendors make us a leader in the market for transmit and receive optical modules and components.

Our Strategy

Principal elements of our strategy include:

•	Focus our product development resources on high growth product and market opportunities in our current markets and new markets utilizing our core technologies;

•	Grow revenues by broadening our strategic relationship with key customers, expanding our business with customers with whom we are not yet a strategic vendor and targeting the few network systems vendors who we do not currently serve;

•	Continue to invest in our semiconductor laser and other optical technologies, module design and integration to create next generation optical modules and components;

•	Engage our customers early in their product planning cycle to gain critical information for our module design which helps us develop time to market and cost advantages;

•	Continue to improve our manufacturing process; and

•	Selectively pursue acquisitions to strengthen our market position, enhance our technology base, optimize our production capacity and expand our geographic presence.

Challenges

Our ability to execute our strategy and capitalize on our advantages is subject to a number of challenges discussed more fully in the “Risk Factors” section and elsewhere in this prospectus. The principal challenges facing our business include, among others:

Uncertain Demand.  We do not have long-term volume purchase contracts with our customers, so our customers may change or cancel their buying levels with minimal advance notice to us.

Rapid Technological Change.  Our market is subject to rapid technological change and, to compete effectively, we must continually introduce new products that achieve market acceptance.

Increasing Competition.  We face increasing competition from other current and potential providers of competing products, some of which may have substantially greater financial, marketing, research and manufacturing resources than we possess.

Delaying Qualification.  Our products must pass through varying levels of qualification with our customers, which could result in the delay or cancellation of orders from our customers.

Intellectual Property.  Third parties may claim we are infringing their intellectual property rights, and we could be prevented from selling our products if we fail to obtain the right to use such third parties’ intellectual property rights necessary to operate our business.

Corporate Information

Opnext, Inc., a Delaware corporation, was incorporated in 2000 (“Opnext”). Our principal executive offices are located at 1 Christopher Way, Eatontown, New Jersey 07724 and our telephone number is (732) 544-3400. Our internet address is www.opnext.com. Information contained on our web site does not constitute a part of this prospectus.

The Offering

Issuer	Opnext, Inc.

Common stock offered by Opnext	10,000,000 shares

Common stock offered by the selling stockholders	6,909,375 shares

Total common stock offered	16,909,375 shares

Underwriters’ option to purchase additional shares in this offering	2,536,406 shares

Common stock to be outstanding after this offering	62,012,740 shares

Use of proceeds	We estimate that the net proceeds from the sale of shares by us in the offering (based on an offering price of $14.00 per share, the midpoint of the estimated price range shown on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be $125 million. We will not receive any of the proceeds from sales of common stock by the selling stockholders in the offering. See “Principal and Selling Stockholders.”

Proposed NASDAQ Global Market Symbol	OPXT

The number of shares outstanding after this offering is based on 52,012,740 shares of common stock outstanding on January 26, 2007 and excludes:

•	4,471,449 shares of common stock issuable upon exercise of options outstanding, with a weighted average exercise price of $14.81 per share;

•	702,000 stock appreciation rights outstanding with a grant price of $15.00 per share; and

•	2,236,856 shares of common stock reserved for future grant under our stock incentive plans.

Except as otherwise indicated, all share information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase additional shares;

•	adoption of our amended and restated certificate of incorporation and amended and restated bylaws to be effective prior to the closing of this offering;

•	the conversion on a one-for-one basis of our Class A common stock into our Class B common stock on January 25, 2007 and the reclassification of our Class B common stock into a single class of common stock on January 26, 2007; and

•	a one for one-third stock split of our common stock effected on January 26, 2007.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following consolidated statements of operations data for each of the years ended March 31, 2006, 2005 and 2004 and the consolidated balance sheet data as of March 31, 2006 and 2005 have been derived from our audited financial statements and related notes which are included elsewhere in the document. The consolidated balance sheet data as of March 31, 2004 has been derived from our audited financial statements and related notes that do not appear in the document. The consolidated statements of operations data for the three months ended December 31, 2006 and 2005, nine months ended December 31, 2006 and 2005 and the consolidated balance sheet as of December 31, 2006 have been derived from our unaudited financial statements and related notes which are included elsewhere in the document. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments necessary for the fair presentation of our financial position and results of operations for these periods. The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in the document. The historical results are not necessarily indicative of the results to be expected for any future period.

	Three Months		Nine Months
	Ended		Ended
	December 31,		December 31,		Year Ended March 31,
	2006	2005	2006	2005	2006	2005	2004
	(In thousands, except per share data)
	(unaudited)		(unaudited)

Consolidated statements of operations data:
Sales	$61,736	$38,609	$157,483	$105,483	$151,691	$138,432	$79,390
Cost of sales	40,073	27,925	104,105	86,707	119,626	107,694	73,144

Gross margin	21,663	10,684	53,378	18,776	32,065	30,738	6,246
	35.1%	27.7%	33.9%	17.8%	21.1%	22.2%	7.9%
Research and development expenses	8,432	8,104	24,950	25,171	33,669	33,251	30,921
Selling, general, and administrative expenses	9,993	8,498	27,794	24,839	33,116	33,629	33,164
Loss on disposal of property, plant and equipment	3	—	106	1,000	1,065	50	5,886
Asset impairment	—	—	—	—	—	—	19,150
Other operating expenses	—	—	—	53	399	17	247

Operating income (loss)	3,235	(5,918)	528	(32,287)	(36,184)	(36,209)	(83,122)
Interest income, net	636	1,033	2,116	3,171	4,102	2,138	2,374
Other income (expense), net	(646)	796	(1,719)	1,421	1,886	52	258

Income (loss) before income taxes	3,225	(4,089)	925	(27,695)	(30,196)	(34,019)	(80,490)
Income tax (expense) benefit	—	—	—	—	(278)	1,275	—

Net income (loss)	$3,225	$(4,089)	$925	$(27,695)	$(30,474)	$(32,744)	$(80,490)

Net income (loss) per share:
Basic	$0.06	$(0.08)	$0.02	$(0.53)	$(0.59)	$(0.63)	$(1.57)
Diluted	$0.06	$(0.08)	$0.02	$(0.53)	$(0.59)	$(0.63)	$(1.57)
Weighted average number of shares:
Basic	52,008	51,945	52,002	51,944	51,945	51,873	51,383
Diluted	52,061	51,945	52,054	51,944	51,945	51,873	51,383

	December 31,	March 31,
	2006	2006	2005	2004
	(In thousands)
	(unaudited)

Consolidated balance sheet data:
Total assets	$232,908	$216,826	$291,912	$322,540
Long-term liabilities	8,813	7,716	2,245	20,774
Total shareholders’ equity	120,350	119,663	148,176	177,901

RISK FACTORS

Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks and the risks described elsewhere in this prospectus, including in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” could materially harm our business, financial condition, future results and cash flow. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Relating To Our Business And Industry

Uncertainty in customer forecasts of their demands and other factors may lead to delays and disruptions in manufacturing, which could result in delays in product shipments to customers and could adversely affect our business.

Fluctuations and changes in our customers’ demand are common in our industry. Such fluctuations, as well as quality control problems experienced in our manufacturing operations or those of our third party contract manufacturers, may cause us to experience delays and disruptions in our manufacturing process and overall operations and reduce our output capacity. As a result, product shipments could be delayed beyond the shipment schedules requested by our customers or canceled, which would negatively affect our revenues, gross margins, strategic position at customers, market share and reputation. In addition, disruptions, delays or cancellations could cause inefficient production which in turn could result in higher manufacturing costs, lower yields and potential excess and obsolete inventory or manufacturing equipment. In the past, we have experienced such delays, disruptions and cancellations.

If our customers do not qualify our products or if their customers do not qualify their products, our results of operations may suffer.

Most of our customers do not purchase our products prior to qualification of our products and satisfactory completion of factory audits and vendor evaluation. Our existing products, as well as each new product, must pass through varying levels of qualification with our customers. In addition, due to the rapid technological changes in our market, a customer may cancel or modify a design project before we begin large-scale manufacture of the product and receive revenue from the customer. It is unlikely that we would be able to recover the expenses for cancelled or unutilized custom design projects. It is difficult to predict with any certainty whether our customers will delay or terminate product qualification or the frequency with which customers will cancel or modify their projects, but any such delay, cancellation or modification could have a negative effect on our results of operations.

If network service providers that purchase systems from our customers fail to qualify or delay qualifications of any products sold by our customers that contain our products, our business could be harmed. The qualification and field testing of our customers’ systems by network service providers is long and unpredictable. This process is not under the control of our company or our customers, and, as a result, timing of our revenues is unpredictable. Any unanticipated delay in qualification of one of our customers’ network systems could result in the delay or cancellation of orders from our customers for modules included in the applicable network system, which could harm our results of operations.

We do not have long-term volume purchase contracts with our customers, so our customers may increase, decrease, cancel or delay their buying levels at any time with minimal advance notice to us, which may significantly harm our business.

Our customers typically purchase our products pursuant to individual purchase orders. While our customers generally provide us with their demand forecasts, in most cases they are not contractually committed to buy any quantity of products beyond firm purchase orders. Our customers may increase, decrease, cancel or delay purchase orders already in place. If any of our major customers decrease, stop or delay purchasing our products for any reason, our business and results of operations would be harmed. Cancellation or delays of such orders may cause us to fail to achieve our short and long-term financial and operating goals. In the past, during periods of severe market downturns, certain of our largest customers canceled significant orders with us and our competitors which resulted in losses of revenues and excess and obsolete inventory, that led to inventory and asset disposals throughout the industry. Similarly, decreases or deferrals of purchases by our customers may significantly harm our industry and specifically our business in these and in additional unforeseen ways, particularly if they are not anticipated.

We may experience low manufacturing yields or higher than expected costs.

Manufacturing yields depend on a number of factors, including the stability and manufacturability of the product design, manufacturing improvements gained over cumulative production volumes, the quality and consistency of component parts and the nature and extent of customization requirements by customers. Higher volume demand for more mature designs requiring less customization generally results in higher manufacturing yields than products with lower volumes, less mature designs and requiring extensive customization. Capacity constraints, raw materials shortages, logistics issues, the introduction of new product lines and changes in our customer requirements, manufacturing facilities or processes or those of our third party contract manufacturers and component suppliers have historically caused, and may in the future cause, significantly reduced manufacturing yields, negatively impacting the gross margins on and our production capacity for those products. Our ability to maintain sufficient manufacturing yields is particularly important with respect to certain products we manufacture such as lasers and photodetectors due to the long manufacturing process. Moreover, an increase in the rejection and rework rate of products during the quality control process either before, during or after manufacture would result in lower yields, gross margins and production capacity. Finally, manufacturing yields and margins can also be lower if we receive and inadvertently use defective or contaminated materials from our suppliers. Because a significant portion of our manufacturing costs is relatively fixed, manufacturing yields may have a significant effect on our results of operations. Lower than expected manufacturing yields could delay product shipments and decrease our revenues and gross margins.

There is a limited number of potential suppliers for certain components. In addition, we depend on a limited number of suppliers whose components have been qualified into our products and who could disrupt our business if they stop, decrease or delay shipments or if the components they ship have quality or consistency issues. We may also face component shortages if we experience increased demand for modules and components beyond what our qualified suppliers can deliver.

Our customers generally restrict our ability to change the component parts in our modules without their approval, which for less critical components may require as little as a specification comparison and for more critical components, such as lasers, photodetectors and key integrated circuits, as much as repeating the entire qualification process. We depend on a limited number of suppliers of key components we have qualified to use in the manufacture of certain of our products. Some of these components are available only from a sole source or have been qualified only from a single supplier. We typically have not entered into long-term agreements with our suppliers and, therefore, our suppliers could stop supplying materials and equipment at any time or fail to supply adequate quantities of component parts on a timely basis. It is difficult, costly, time consuming and, on short notice, sometimes impossible for us to identify and qualify new component suppliers. The reliance on a sole supplier, single qualified vendor or limited number of suppliers could result in delivery and quality problems, reduced control over product pricing, reliability and performance and an inability to identify and qualify another supplier in a timely manner. We have in the past had to change suppliers, which has, in some instances, resulted in delays in product development and manufacturing until another supplier was found and qualified. Any such delays in the future may limit our ability to respond to changes in customer and market demands. During the last several years, the number of suppliers of components has decreased significantly and, more recently, demand for components has increased rapidly. Any supply deficiencies relating to the quality or quantities of components we use to manufacture our products could adversely affect our ability to fulfill customer orders and our results of operations.

We rely substantially upon a limited number of contract manufacturing partners and if these contract manufacturers fail to meet our short and long-term needs and contractual obligations, our business may be negatively impacted.

We rely on a limited number of contract manufacturers to assemble, manufacture and test approximately half of our finished goods. The qualification and set up of these independent manufacturers under quality assurance standards is an expensive and time-consuming process. Certain of our independent manufacturers have a limited history of manufacturing optical modules or components. In the past, we have experienced delays or other problems, such as inferior quality, insufficient quantity of product and an inability to meet cost targets, which have led to delays in our ability to fulfill customer orders. Additionally, we have, in the past, been required to qualify new contract manufacturing partners and replace contract manufacturers, which led to delays in deliveries. Any future interruption in the operations of these manufacturers, or any deficiency in the quality, quantity or timely delivery of the components or products built for us by these manufacturers, could impede our ability to meet our scheduled product deliveries to our customers or require us to contract with and qualify new contract manufacturing partners. As a result, we may lose existing or potential customers or orders and our business may be negatively impacted.

We face increasing competition from other providers of competing products, which could negatively impact our results of operations and market share.

We believe that a number of companies have developed or are developing transmit and receive optical modules and components and lasers and infrared LEDs that compete directly with our product offerings. Current and potential competitors may have substantially greater financial, marketing, research and manufacturing resources than we possess, and there can be no assurance that our current and future competitors will not be more successful than us in specific product lines or as a whole.

Competition has intensified as additional competitors enter the market and current competitors expand their product lines. The industry has experienced an increase in low-cost providers of certain product lines. Companies competing with us may introduce products that are more competitively priced, have greater performance, functionality or reliability, or our competitors may have stronger customer relationships, and may be able to react quicker to changing customer requirements and expectations. Increased competitive pressure has in the past and may in the future result in a loss of sales or market share or cause us to lower prices for our products, any of which would harm our business and operating results. To attract new customers or retain existing customers, we may offer certain customers favorable prices on our products. A reduction in pricing for any existing or future customers may result in reduced pricing for other existing or future customers since our customers’ pricing is established pursuant to pricing agreements of not more than one year in duration or upon receipt of purchase orders. All of the pricing agreements with our customers provide either that prices will be set at invoicing or at various intervals during the year or require us to offer our existing customers the most favorable pricing terms. All of these situations enable our customers to frequently negotiate based upon prevailing market price trends. As product prices decline, our average selling prices and gross margins would decline. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new customers could negatively impact our results of operations and market share.

If demand for optical systems, particularly for 10Gbps network systems, does not continue to expand as expected, our business will suffer.

Our future success as a manufacturer of transmit and receive optical modules and components ultimately depends on the continued growth of the communications industry and, in particular, the continued expansion of global information networks, particularly those directly or indirectly dependent upon a fiber optics infrastructure. Currently, while increasing demand for network services and for broadband access, in particular, is apparent, growth is limited by several factors, including, among others, an uncertain regulatory environment, reluctance from content providers to supply video and audio content due to insufficient copy protection and uncertainty regarding long-term sustainable business models as multiple industries (cable TV, traditional telecommunications, wireless, satellite, etc.) offer competing content delivery solutions. Ultimately, if long-term expectations for network growth and bandwidth demand are not realized or do not support a sustainable business model, our business would be significantly harmed.

Our products may contain defects that may cause us to incur significant costs, divert our attention from product development efforts, result in a loss of customers and may possibly result in product liability claims.

Our products are complex and undergo quality testing as well as formal qualification by both our customers and us. However, defects may be found from time to time. Our customers’ testing procedures are limited to evaluating our products under likely and foreseeable failure scenarios and over varying amounts of time. For various reasons (including, among others, the occurrence of performance problems that are unforeseeable in testing or that are detected only when products age or are operated under peak stress conditions), our products may fail to perform as expected long after customer acceptance. Failures could result from faulty components or design, problems in manufacturing or other unforeseen reasons. As a result, we could incur significant costs to repair and/or replace defective products under warranty, particularly when such failures occur in installed systems. We have experienced such failures in the past and will continue to face this risk going forward, as our products are widely deployed throughout the world in multiple demanding environments and applications. In addition, we may in certain circumstances honor warranty claims after the warranty has expired or for problems not covered by warranty in order to maintain customer relationships. We have in the past increased our warranty reserves and have incurred significant expenses relating to certain communications products. Any significant product failure could result in lost future sales of the affected product and other products, as well as severe customer relations problems, litigation and damage to our reputation.

In addition, our products are typically embedded in, or deployed in conjunction with, our customers’ products, which incorporate a variety of components and may be expected to interoperate with modules produced by third parties. As a result, not all defects are immediately detectable and when problems occur, it may be difficult to identify the source of the problem. These problems may cause us to incur significant damages or warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relation problems or loss of customers, all of which would harm our business.

The occurrence of any defects in our products could give rise to liability for damages caused by such defects. They could, moreover, impair the market’s acceptance of our products. Both could have a material adverse effect on our business and financial condition.

Our market is subject to rapid technological change and, to compete effectively, we must continually introduce new products that achieve market acceptance or our business may be significantly harmed.

The markets for our products are characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards, all with an underlying pressure to reduce cost and meet stringent reliability and qualification requirements. We expect that new technologies will emerge as competition and the need for higher and more cost-effective bandwidth increases. Our future performance will depend on the successful development, introduction and market acceptance of new and enhanced products that address these changes as well as current and potential customer requirements. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. In addition, a slowdown in demand for existing products ahead of a new product introduction could result in a write-down in the value of inventory on hand related to existing products. We have in the past experienced a slowdown in demand for existing products and delays in new product development, and such delays may occur in the future. To the extent customers defer or cancel orders for existing products for any reason, our operating results would suffer. Product development delays may result from numerous factors, including:

•	changing product specifications and customer requirements;

•	unanticipated engineering complexities;

•	delays in or denials of membership in future MSAs that become successful, or membership in and product development for MSAs that do not become successful;

•	difficulties in hiring and retaining necessary technical personnel;

•	difficulties in reallocating engineering resources and overcoming resource limitations; and

•	changing market or competitive product requirements.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product introductions by competitors, technological changes or emerging industry standards. We also may not be able to develop the underlying core technologies necessary to create new products and enhancements, to license these technologies from third parties, or to stay competitive in our markets. Any failure to respond to technological changes could significantly harm our business.

Our products are complex and may take longer to develop and qualify than anticipated and we may not recognize revenues from new products until after long customer qualification periods.

We are constantly developing new products and using new technologies in these products. These products often take substantial time to develop because of their complexity, rigorous testing and qualification requirements and because customer and market requirements can change during the product development or qualification process. Such activity requires significant spending by the company. Due to the long development cycle and qualification process, we may not recognize revenue, if at all, from new products until long after such expenditures.

In the telecommunications market, there are stringent and comprehensive reliability and qualification requirements for optical networking systems. In the data communications industry, qualifications can also be stringent and time-consuming. However, these requirements are less uniform than those found in the telecommunications industry from application to application and systems vendor to systems vendor.

At the component level, such as for new lasers, the development cycle may be lengthy and may not result in a product that can be utilized cost-effectively in our modules or that meets customer and market requirements. Additionally, we often incur substantial costs associated with the research and development and sales and marketing activities in connection with products that may be purchased long after we have incurred the costs associated with designing, creating and selling such products.

If we fail to obtain the right to use others’ intellectual property rights necessary to operate our business, our ability to succeed will be adversely affected.

Numerous patents in our industry are held by others, including our competitors and academic institutions. Our competitors may seek to gain a competitive advantage or other third parties may seek an economic return on their intellectual property portfolios by making infringement claims against us. In the future, we may need to obtain license rights to patents or other intellectual property held by others to the extent necessary for our business. Unless we are able to obtain those licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit sales of our existing products and the development of new products for our markets. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our gross margins and operating results. Our competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage.

If we are unable to obtain a license from a third party, or successfully defeat their infringement claim, we could be required to:

•	cease the manufacture, use or sale of the infringing products, processes or technology;

•	pay substantial damages for past, present and future use of the infringing technology;

•	expend significant resources to develop non-infringing technology;

•	pay substantial damages to our customers or end users to discontinue use or replace infringing technology with non-infringing technology; or

Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

We license our intellectual property to Hitachi and its wholly owned subsidiaries without restriction, and Hitachi is free to license certain intellectual property used in our business to any third party, including our competitors, which could harm our business and operating results.

We were initially created as a stand alone entity by acquiring certain assets of Hitachi through various transactions. In connection with these transactions, we acquired a number of patents and know-how from Hitachi, but also granted Hitachi and its wholly owned subsidiaries a perpetual right to continue to use those patents and know-how, as well as other patents and know-how that we develop during a period ending in July of 2011 (and October of 2012 in certain cases). This license back to Hitachi is broad and permits Hitachi to use this intellectual property for any products or services anywhere in the world, including to compete with Opnext.

Additionally, while significant intellectual property owned by Hitachi was assigned to us when we were created, Hitachi retained and only licensed to us the intellectual property rights to underlying technologies used in both our products and the products of Hitachi. Under the agreement, Hitachi remains free to license these intellectual property rights to the underlying technologies to any party, including our competitors. The intellectual property that has been retained by Hitachi and that can be licensed in this manner does not relate solely or primarily to one or more of our products, or groups of products; rather, the intellectual property that is licensed to us by Hitachi is generally used broadly across our entire product portfolio. Competition by third parties using the underlying technologies retained by Hitachi could harm our business and operating results.

We may not be successful in establishing a brand identity, which may adversely affect our business, financial condition and results of operations.

Opnext uses the indication “Powered by Hitachi” extensively in its operations. We believe our customers recognize the value of the Hitachi brand name. Our right to use this indication will expire upon the later of (a) the one-year anniversary of the completion of this offering and (b) the six-month anniversary of the date upon which Hitachi ceases to own a majority of our common stock. The removal of the “Powered by Hitachi” indication may adversely affect our business, financial condition and results of operations.

As an independent company, we may experience increased costs resulting from a decrease in the purchasing power we had while we operated as a controlled subsidiary of Hitachi.

As a controlled affiliate of Hitachi, we were able to take advantage of Hitachi’s size and purchasing power in procuring goods, technology and services, including audit services, employee benefit support, short term loan financing and insurance. As a stand-alone entity, we are significantly smaller than Hitachi and likely will not have access to financial and other resources comparable to those available to us when we were a controlled subsidiary of Hitachi. As an independent company, we may be unable to obtain goods, technology, financing and services at prices and on terms as favorable as those available to us as a controlled subsidiary of Hitachi, which could increase our costs and reduce our profitability.

Our future operating results may be subject to volatility as a result of exposure to foreign exchange risks.

We are exposed to foreign exchange risks. Foreign currency fluctuations may affect our revenues and our costs and expenses and significantly affect our operating results. Portions of our revenues are derived in currencies other than the U.S. dollar, principally the Japanese yen and the Euro. In addition, a substantial portion of our cost of sales is derived in Japanese yen and portions of our operating expenses are derived in Japanese yen and Euros. As a result, we bear the risk that fluctuations in the exchange rates of these currencies in relation to the U.S. dollar could decrease our revenues, increase our costs and expenses and therefore have a negative effect on future operating results.

We may lose rights to key third-party intellectual property arrangements when Hitachi’s ownership in our company drops below certain levels.

As a majority-owned subsidiary of Hitachi, we are the beneficiary of some of Hitachi’s intellectual property arrangements, including cross-licensing arrangements with other companies and licenses from third parties of technology incorporated in our products and used to operate our business. We will no longer be a beneficiary under some of these agreements when Hitachi’s direct or indirect equity ownership in our company no longer exceeds 50%.

While we have successfully secured extensions from some third parties, we and Hitachi are working to obtain extensions from others. We cannot guarantee that we will secure extensions of relevant cross licenses, or what conditions may be imposed in connection with such extensions. For example, the extensions we have secured are currently royalty free, but we may have to agree to royalties in future extensions. Our patent portfolio is significantly smaller than Hitachi’s, which may make it more difficult for us to negotiate third-party patent cross licenses on terms that are as favorable to us as those previously negotiated by Hitachi. If as a result we were to infringe intellectual property rights of others or otherwise lose access to intellectual property or technology important in the conduct of our business, it could have a material and adverse effect on our business, financial condition and results of operations. We could, for example, be forced to agree to make substantially higher royalty payments to continue using that intellectual property or technology or, if we are unable to agree on licensing terms on our own, we could be forced to cease manufacturing products that use that intellectual property or technology.

We have a license to use certain patents of a wholly-owned subsidiary of Hitachi, Hitachi Communications Technologies, Ltd. This license will expire in July 2011, after which it will be subject to reasonable terms to be negotiated at that time. To the extent any of our products rely on any of these licensed patents, we will need to renegotiate this license agreement.

Our failure to protect our intellectual property may significantly harm our business.

Our success and ability to compete is dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and internal procedures to establish and protect our proprietary rights. Although a number of patents have been issued to us and we have obtained a number of other patents as a result of our acquisitions, we cannot assure you that our issued patents will be upheld if challenged by another party. Additionally, with respect to any patent applications which we have filed, we cannot assure you that any patents will issue as a result of these applications. If we fail to protect our intellectual property, we may not receive any return on the resources expended to create the intellectual property or generate any competitive advantage based on it.

Pursuing infringers of our intellectual property rights can be costly.

Pursuing infringers of our proprietary rights could result in significant litigation costs, and any failure to pursue infringers could result in our competitors utilizing our technology and offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Despite our efforts to protect our proprietary rights, existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Protecting our know how is difficult especially after our employees or those of our third party contract manufacturers end their employment or engagement. Attempts may be made to copy or reverse-engineer aspects of our products or to obtain and use information that we regard as proprietary. Accordingly, we may not be able to prevent misappropriation of our technology or prevent others from developing similar technology. Furthermore, policing the unauthorized use of our products is difficult and expensive. Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. The costs and diversion of resources could significantly harm our business. If we fail to protect our intellectual property, we may not receive any return on the resources expended to create the intellectual property or generate any competitive advantage based on it.

Third parties may claim we are infringing their intellectual property rights, and we could be prevented from selling our products, or suffer significant litigation expense, even if these claims have no merit.

Our competitive position is driven in part by our intellectual property and other proprietary rights. Third parties, however, may claim that we, or our products, operations or any products or technology we obtain from other parties are infringing their intellectual property rights, and we may be unaware of intellectual property rights of others that may cover some of our assets, technology and products. In fact, this offering itself may result in such claims, as there may be third parties that have refrained from asserting intellectual property infringement claims against our products or processes while we were a majority-owned subsidiary of Hitachi that may elect to pursue such claims against us after this offering. From time to time we receive letters from third parties that allege we are infringing their intellectual property and asking us to license such intellectual property. We review the merits of each such letter, none of which have resulted in litigation as of the date of this prospectus. However, any litigation regarding patents, trademarks, copyrights or other intellectual property rights, even those without merit, could be costly and time consuming, and divert our management and key personnel from operating our business. The complexity of the technology involved and inherent uncertainty and cost of intellectual property litigation increases our risks. If any third party has a meritorious or successful claim that we are infringing its intellectual property rights, we may be forced to change our products or manufacturing processes or enter into licensing arrangement with third parties, which may be costly or impractical. This also may require us to stop selling our products as currently engineered, which could harm our competitive position. We also may be subject to significant damages or injunctions that prevent the further development and sale of certain of our products or services and may result in a material loss in revenue.

Our financial results may vary significantly from quarter-to-quarter due to a number of factors, which may lead to volatility in our stock price.

Our quarterly revenue and operating results have varied in the past and may continue to vary significantly from quarter to quarter. This variability may lead to volatility in our stock price as market analysts and investors respond to these quarterly fluctuations. These fluctuations are due to numerous factors, including:

•	fluctuations in demand for our products;

•	the timing, size and product mix of sales of our products;

•	our ability to manufacture and deliver products to our customers in a timely and cost-effective manner;

•	quality control problems in our manufacturing operations;

•	fluctuations in our manufacturing yields;

•	length and variability of the sales cycles of our products;

•	new product introductions and enhancements by our competitors and ourselves;

•	changes in our pricing and sales policies or the pricing and sales policies of our competitors;

•	our ability to develop, introduce and ship new products and product enhancements that meet customer requirements in a timely manner;

•	unanticipated increase in costs and expenses; and

•	fluctuations in foreign currency exchange rates.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. In addition, a significant amount of our operating expenses is relatively fixed in nature due to our internal manufacturing, research and development, sales and general administrative efforts. Any failure to adjust spending quickly enough to compensate for a revenue shortfall could magnify the adverse impact of such revenue shortfall on our results of operations. Moreover, our operating results may not meet our announced guidance or expectations of equity research analysts or investors, in which case the price of our common stock could decrease significantly. There can be no assurance that we will be able to successfully address these risks.

We may not be able to obtain capital when desired on favorable terms, if at all, or without dilution to our stockholders.

We anticipate that the net proceeds of this offering, together with current cash and cash equivalents, and cash flows from future operating activities, will be sufficient to meet our anticipated cash needs for at least the next 12 months, including the repayment of our short term loans. We operate in a market, however, that makes our prospects difficult to evaluate. It is possible that we may not generate sufficient cash flow from operations or otherwise have the capital resources to meet our future capital needs. If this occurs, we may need additional financing to execute on our current or future business strategies, including to:

•	acquire complementary businesses or technologies;

•	enhance our operating infrastructure;

•	hire additional technical and other personnel; or

•	otherwise pursue our strategic plans and respond to competitive pressures.

If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders could be significantly diluted, and these newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders, including those acquiring shares in this offering. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, if and when needed, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our products, or otherwise respond to competitive pressures could be significantly limited.

If we fail to retain our senior management and other key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel. Our future depends on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. The loss of services of members of our senior management team or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on our business. Competition for highly skilled technical people is extremely intense and we continue to face difficulty identifying and hiring qualified personnel in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for hiring experienced employees have greater resources than we have. In addition, in making employment decisions, particularly in the high-technology industries, job candidates often consider the value of the equity they are to receive in connection with their employment. Therefore, significant volatility in the price of our stock after this offering may adversely affect our ability to attract or retain technical personnel.

Potential future acquisitions may not generate the results expected, could be difficult to integrate, divert the attention of key personnel, disrupt our business, dilute stockholder value and impair our financial results.

As part of our business strategy, we may pursue acquisitions of companies, technologies and products that we believe could accelerate our ability to compete in our core markets or allow us to enter new markets. If we fail to manage our future growth effectively, in particular during periods of industry uncertainty, our business could suffer. Acquisitions involve numerous risks, any of which could harm our business, including:

•	difficulties in integrating the manufacturing, operations, technologies, products, existing contracts, accounting and personnel of the target company and realizing the anticipated synergies of the combined businesses;

•	difficulties in supporting and transitioning customers, if any, of the target company;

•	diversion of financial and management resources from existing operations;

•	the price we pay or other resources that we devote may exceed the value we realize, or the value we could have realized if we had allocated the purchase price or other resources to another opportunity or for our existing operations;

•	risks of entering new markets in which we have limited or no experience;

•	potential loss of key employees, customers and strategic alliances from either our current business or the target company’s business;

•	assumption of unanticipated problems or latent liabilities, such as problems with the quality of the target company’s products;

•	inability to generate sufficient revenue and profitability to offset acquisition costs;

•	equity based acquisitions may have a dilutive effect on our stock; and

•	inability to successfully consummate transactions with identified acquisition candidates.

Acquisitions also frequently result in the recording of goodwill and other intangible assets which are subject to potential impairments in the future that could harm our financial results. As a result, if we fail to properly evaluate acquisitions or investments, we may not achieve the anticipated benefits of any such acquisitions, and we may incur costs in excess of what we anticipate.

We depend on Hitachi for a number of services necessary for the operation of our business. Any failure of Hitachi to provide these services could have a material adverse effect on our business.

Since our formation in September 2000, we have continued to work closely with Hitachi in many respects and have relied on Hitachi for certain resources to run our business. We rely on Hitachi to provide certain services, such as procurement, inventory management and fulfillment in Japan, certain information technology services, support services in connection with the identification of patentable inventions, payroll services and other services. While we may be entitled to damages if Hitachi fails to perform these services, our agreement with Hitachi limits the amount of damages we may receive. In addition, we do not know whether we will be able to collect any award of damages or that any such damages would be sufficient to cover the actual costs we would incur as a result of Hitachi’s failure to perform under its agreement with us. In addition, Hitachi provides insurance, procurement, raw materials, contract employees, certain intellectual property, access to research facilities and cross licenses. Because we will be a smaller and less diversified company than Hitachi is today, and we may not have access to financial and other resources comparable to those of Hitachi, we may be unable to obtain goods, technology, financing and services at prices and on terms as favorable as those available to us before we became a public company, which could have a material adverse effect on our business and profitability. We currently have agreements with Hitachi for capital leases, raw materials, procurement and outsourced services.

Our product expertise is based on our research ability developed within our Hitachi heritage and through joint research and development in lasers and optical technologies. A key factor to our business success and strategy is fundamental laser research. We rely on access to Hitachi’s research laboratories pursuant to a research and development agreement with Hitachi, which includes access to Hitachi’s research facilities and engineers, in order to conduct research and development activities that are important to the establishment of new technologies and products vital to our current and future business. Our research and development agreement with Hitachi and Opnext Japan’s research and development agreement with Hitachi will both expire on the fifth anniversary of the consummation of the offering. Should access to Hitachi’s research laboratories not be available or available at less attractive terms in the future, development of new technologies and products may suffer and our results could be materially adversely affected.

Hitachi and Clarity will collectively and individually control the outcome of shareholder actions in our company.

Upon completion of this offering, Hitachi will hold approximately 45.7% and Clarity Partners, L.P., Clarity Opnext Holdings I, LLC and Clarity Opnext Holdings II, LLC, collectively Clarity, will hold 23.8% equity interest in our company, respectively, assuming the underwriters do not exercise their over-allotment option. In addition, Hitachi and Clarity Management, L.P. each hold options to purchase 1,010,000 and 1,000,000 shares of our common stock, respectively, which are fully vested. Their equity shareholding gives them the power to control actions that require shareholder approval, including the election of our board of directors. Hitachi may further reduce its ownership in us as and when business and market conditions permit, which Hitachi believes will increase Opnext’s autonomy. For so long as it continues to have a substantial equity interest in our company it may, as a practical matter, be in a position to control many or all actions that require shareholder approval. Significant corporate actions, including the incurrence of material indebtedness or the issuance of a material amount of equity securities may require the consent of our shareholders. Hitachi might oppose any action that would dilute its equity interest in our company, and may be unable or unwilling to participate in future financings of our company and thereby materially harm our business and prospects.

We may have conflicts of interest with Hitachi and, because of Hitachi’s controlling ownership interest in our company, may not be able to resolve such interests on favorable terms for us. For example, Hitachi has another majority-owned subsidiary, Hitachi Cable, Ltd., that directly competes with us in certain 10Gbps 300 pin and LX4 applications and certain SFP applications. These product categories comprised less than 20% of our revenues for the nine month period ended December 31, 2006.

Business disruptions resulting from international uncertainties could negatively impact our profitability.

We derive, and expect to continue to derive, a significant portion of our revenue from international sales in various markets. Our international revenue and operations are subject to a number of material risks, including, but not limited to:

•	different technical standards or requirements, such as country or region-specific requirements to eliminate the use of lead;

•	difficulties in staffing, managing and supporting operations in more than one country;

•	difficulties in enforcing agreements and collecting receivables through foreign legal systems;

•	fewer legal protections for intellectual property;

•	fluctuations in foreign economies;

•	fluctuations in the value of foreign currencies and interest rates;

•	domestic and international economic or political changes, hostilities and other disruptions in regions where we currently operate or may operate in the future; and

•	different and changing legal and regulatory requirements in the jurisdictions in which we currently operate or may operate in the future.

The risks provided above impact our business in the countries in which we operate including Japan and Europe, which constitute a significant portion of our international operations. For example, the European Union enforced a mandatory requirement on the Reduction of Hazardous Substances (RoHS 2002/95/EC) which required us to make changes to our product line on a global basis in order to comply with the European directive. Negative developments in any of these areas in one or more countries could result in a reduction in demand for our products, the cancellation or delay of orders already placed, difficulties in producing and delivering our products, threats to our intellectual property, difficulty in collecting receivables, and a higher cost of doing business, any of which could negatively impact our business, financial condition or results of operations.

Our business and future operating results may be adversely affected by events outside of our control.

Our business and operating results are vulnerable to interruption by events outside of our control, particularly possible earthquakes which may affect our Japanese factories and our Fremont, CA facility. Other possible disruptions include: fire, volcanic activity, flood, power loss, telecommunications failures, political instability, military conflict and uncertainties arising out of terrorist attacks, including a global economic slowdown, the economic consequences of additional military action or additional terrorist activities and associated political instability, and the effect of heightened security concerns on domestic and international travel and commerce. In the event of an economic downturn, we may not be able to reduce costs fast enough by eliminating employees in foreign jurisdictions due to foreign labor regulations.

Environmental laws and regulations may subject us to significant costs and liabilities.

Our operations include the use, generation and disposal of hazardous materials. We are subject to various U.S. federal, state and foreign laws and regulations relating to the protection of the environment, including those governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We could incur substantial costs, including cleanup costs as a result of violations of or liabilities under environmental laws.

Risks Relating To The Offering

There has been no prior market for our common stock, and an active trading market may not develop.

Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value and increase the volatility of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock will rely in part on the research and reports that equity research analysts publish about us and our business. The price of our stock could decline if one or more equity research analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The price of our common stock may be volatile and fluctuate substantially which could result in substantial losses for investors purchasing shares in this offering.

The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	conditions and trends in the markets we serve;

•	announcements of significant new products by us or our competitors;

•	changes in our pricing policies or the pricing policies of our competitors;

•	legislation or regulatory policies, practices, or actions;

•	the commencement or outcome of litigation;

•	our sale of common stock or other securities in the future, or sales of our common stock by our principal stockholders;

•	changes in market valuation or earnings of our competitors;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic conditions.

In addition, the stock market in general, the NASDAQ and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources, which could materially harm our financial condition and results of operations.

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We currently do not plan to declare dividends on shares of our common stock in the foreseeable future. See “Dividend Policy” for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Future sales of our common stock may depress our share price.

After this offering and giving effect to the use of proceeds therefrom, we will have 62,012,740 shares of common stock outstanding. Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. After the lock-up agreements pertaining to this offering and the transfer restrictions set forth in the stockholder agreement entered into in connection with the acquisition of Pine Photonics expire, additional stockholders will be able to sell their shares in the public market, subject to legal restrictions on transfer. As soon as practicable upon completion of this offering, we also intend to file a registration statement covering shares of our common stock issued or reserved for issuance under our stock option plan. In addition, under our stockholders’ agreement, some of our stockholders are entitled to registration rights. Subject to the terms of the lock-up agreements, registration of the sale of these shares of our common stock would generally permit their sale into the market immediately after registration. These registration rights of our stockholders could impair our ability to raise capital by depressing the price of our common stock. We may also sell additional shares of common stock in subsequent public offerings, which may adversely affect market prices for our common stock. See “Shares Eligible for Future Sale” for more information.

As a new investor, you will experience immediate and substantial dilution as a result of this offering.

The initial public offering price of our common stock will be considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

•	pay a price per share that substantially exceeds the value of our assets after subtracting liabilities; and

•	contribute 23.8% of the total amount invested to fund our company, but will own only 15.0% of the shares of common stock outstanding after this offering and the use of proceeds therefrom.

To the extent outstanding stock options are exercised, there will be further dilution to new investors. See “Dilution” for more information.

Certain provisions of our corporate governing documents and Delaware Law could make an acquisition of our company more difficult.

Certain provisions of our organizational documents and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of us or limit the price that investors may be willing to pay in the future for shares of our common stock. For example, our amended and restated certificate of incorporation and amended and restated bylaws will:

•	authorize the issuance of preferred stock that can be created and issued by our board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock;

•	limit the persons who can call special stockholder meetings;

•	provide that a supermajority vote of our stockholders is required to amend some portions of our amended and restated certificate of incorporation and amended and restated bylaws;

•	establish advance notice requirements to nominate persons for election to our board of directors or to propose matters that can be acted on by stockholders at stockholder meetings;

•	not provide for cumulative voting in the election of directors; and

•	provide for the filling of vacancies on our board of directors by action of a majority of the directors and not by the stockholders.

These and other provisions in our organizational documents could allow our board of directors to affect your rights as a stockholder in a number of ways, including making it more difficult for stockholders to replace members of the board of directors. Because our board of directors is responsible for approving the appointment of members of our management team, these provisions could in turn affect any attempt to replace the current management team. These provisions could also limit the price that investors would be willing to pay in the future for shares of our common stock.

Section 203 of the Delaware General Corporation Law also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. See “Description of Capital Stock — Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Delaware Law that May Have an Anti-Takeover Effect.”

Management may invest or spend the proceeds of this offering in ways with which you may not agree and in ways that may not yield a return.

Management will retain broad discretion over the use of the net proceeds we receive from this offering. There are a number of factors that will influence our use of the net proceeds, and these uses may vary substantially from our current plans. Stockholders may not deem the uses desirable, and our use of proceeds may not yield a significant return or any return at all.

The requirements of being a public company may strain our resources and distract management.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. These requirements may place a strain on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls for financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, management’s attention may be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

ABOUT THIS PROSPECTUS

This prospectus includes market and industry data that we obtained from industry publications and surveys. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The sources of this market and industry data do not guarantee the accuracy or completeness of the information. We believe that the industry sources are reliable but we have not independently verified the information. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely.

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our trademarks include the Opnext, Inc. name. This prospectus contains product names, trademarks and trade names that are the property of other organizations. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder. Use or display by us of other parties’ trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship by us of, the trademark, trade name or service mark owner.

The contents of our website, www.opnext.com, are not a part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, and other information that is not historical information. Many of these statements appear, in particular, under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Words such as, but not limited to, “believes,” “anticipates,” “plans,” “expects,” “intends,” “estimates,” “projects,” “targets,” “likely,” “will,” “would,” “could” and variations of such words or similar expressions identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but we may not realize our expectations and our beliefs may not prove correct. Important factors that could cause our actual results to differ materially from the forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors,” and include, among others:

•	uncertainty in customer forecasts of their demands and other factors may lead to delays and disruptions in manufacturing;

•	our customers may not qualify our products and their customers may not qualify their products;

•	we do not have long-term volume purchase contracts with our customers;

•	we may experience low manufacturing yields or higher than expected costs;

•	we depend on a limited number of qualified component suppliers;

•	failure to continually introduce new products that achieve market acceptance;

•	we may lose rights to currently utilized third party intellectual property or fail to sufficiently protect our own intellectual property;

•	demand for optical systems, particularly for 10Gbps network systems, may not continue to expand; and

•	our changing relationship with Hitachi.

All forward-looking statements included in this prospectus are based on information available to us on the date of this prospectus. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus.

Unless the context requires otherwise, we use the terms “Opnext,” the “Company,” “we,” “us,” and “our” in this prospectus to refer to Opnext, Inc. and its subsidiaries.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of common stock that we are offering will be approximately $125 million assuming an initial public offering price of $14.00 per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share would increase or decrease the net proceeds to us from this offering by approximately $9.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use approximately $25 million of the net proceeds to us from this offering to fund future capital expenditures and approximately $25 million for the expansion of our efforts associated with the research and development of new products and the enhancement of existing products including sales and marketing efforts associated with these products. In addition, we intend to use a portion of the net proceeds of this offering to repay short-term loans outstanding with The Bank of Tokyo-Mitsubishi UFJ bank which approximated $50.4 million as of December 31, 2006. Interest on these loans is paid monthly at the TIBOR rate plus a premium which ranged in total from 0.56% to 0.89% during the nine month period ended December 31, 2006. We intend to use the remainder of the net proceeds, if any, from this offering for working capital and general corporate purposes. While we have no present understandings, commitments or agreements to enter into any potential acquisitions, we may also use a portion of the net proceeds for the acquisition of, or investment in, businesses, technologies or products that complement our existing business. The timing and amounts actually spent for each and any of these purposes may vary significantly and will depend on a number of factors, including our revenues and operating costs, working capital and capital expenditures and other factors described under “Risk Factors.” Accordingly, management will retain broad discretion as to the allocation of the net proceeds of this offering.

Pending any use, as described above, we plan to invest the net proceeds in a variety of investment-grade, short-term and interest-bearing securities.

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See “Principal and Selling Stockholders.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we currently do not anticipate paying any cash dividends after the offering and for the foreseeable future. Instead, we anticipate that all of our earnings on our common stock will be used to provide working capital, to support our operations, and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, our future earnings, capital requirements, financial condition, future prospects, applicable Delaware law, which provides that dividends are only payable out of surplus or current net profits and other factors our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006 on an actual basis and on an as adjusted basis, after giving effect to the application of the estimated net proceeds from this offering described under “Use of Proceeds,” as if it had occurred on December 31, 2006.

The table below should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2006
	Actual	As Adjusted
	(In thousands except share and
	per share data)

Capital leases, excluding current portion	$6,756	$6,756

Stockholders’ equity:
Class A common stock, par value $0.01 per share: authorized 150,000,000 shares; issued and outstanding 50,000,000 shares actual, no shares as adjusted	500	—
Class B common stock, par value $0.01 per share: authorized 178,300,000 shares; issued and outstanding 2,011,407 shares actual, no shares as adjusted	20	—
Common Stock, par value $0.01 per share; authorized 150,000,000 shares; issued and outstanding 62,011,407 shares as adjusted	—	620
Preferred stock, par value $0.01 per share; authorized 15,000,000 shares; issued and outstanding no shares as adjusted	—	—
Additional paid-in capital	406,180	531,080
Accumulated deficit	(280,860)	(280,860)

Accumulated other comprehensive loss	(5,490)	(5,490)

Total stockholders’ equity	120,350	245,350

Total capitalization	$127,106	$252,106

The share information in the table above excludes, as of December 31, 2006:

•	4,427,115 shares of our then outstanding Class B common stock issuable upon exercise of outstanding options, with a weighted average exercise price of $14.81 per share;

•	702,000 outstanding stock appreciation rights with a weighted average grant price of $15.00 per share; and

•	2,282,523 shares of our then outstanding Class B common stock reserved for future grant under our stock incentive plans.

Except as otherwise indicated, all share information in this prospectus assumes:

•	no exercise of the underwriters’ option to purchase additional shares;

•	adoption of our amended and restated certificate of incorporation and amended and restated bylaws to be effective prior to the closing of this offering;

•	the conversion on a one-for-one basis of our Class A common stock into our Class B common stock on January 25, 2007 and the reclassification of our Class B common stock into a single class of common stock on January 26, 2007; and

•	a one for one-third stock split of our common stock effected on January 26, 2007.

DILUTION

At December 31, 2006, the net tangible book value of our common stock was approximately $114.7 million, or approximately $2.21 per share of our common stock. After giving effect to the issuance of shares of our common stock upon exercise of outstanding options and the sale of shares of our common stock in this offering at an assumed initial public offering price of $14.00 per share, and after deducting estimated underwriting discounts and commissions and the estimated offering expenses of this offering, the as adjusted net tangible book value at December 31, 2006 attributable to common stockholders would have been approximately $239.7 million, or approximately $3.87 per share of our common stock. This represents a net increase in net tangible book value of $1.66 per share, and an immediate dilution in net tangible book value of $10.13 per share to new stockholders. The following table illustrates this per share dilution to new stockholders:

Assumed initial public offering price per share		$14.00

Net tangible book value per share as of December 31, 2006	$2.21

Increase per share attributable to this offering	$1.66

As adjusted net tangible book value per share after this offering	$3.87

Dilution per share to new stockholders		$10.13

The table below summarizes, as of December 31, 2006, the differences for (1) our existing stockholders, (2) shares issuable upon exercise of outstanding options and (3) investors in this offering, with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting fees and expenses.

					Average
	Total Shares		Total Consideration		Price Per
	Number	Percentage	Amount	Percentage	Share

Existing stockholders	52,011,407	78.3%	$382,926,000	65.1%	$7.36

Shares issuable upon exercise of outstanding options	4,427,115	6.7%	65,565,573	11.1%	14.81

New stockholders in this offering	10,000,000	15.0%	140,000,000	23.8%	14.00

Total	66,438,522	100.0%	$588,491,573	100.0%	$8.86

The discussion and tables above assume no exercise of the underwriters’ option to purchase additional shares and excludes 4,114,500 shares of our common stock available for future grant or issuance under our stock plans.

SELECTED CONSOLIDATED FINANCIAL DATA

The following consolidated statements of operations data for the years ended March 31, 2006, 2005 and 2004 and the consolidated balance sheet data as of March 31, 2006 and 2005 have been derived from our audited financial statements and related notes which are included elsewhere in the document. The consolidated balance sheet data as of March 31, 2004 has been derived from our audited financial statements and related notes that do not appear in the document. The consolidated statements of operations data for each of the years ended March 31, 2003 and 2002 and the consolidated balance sheet data as of March 31, 2003 and 2002 have been derived from our unaudited financial statements and related notes that do not appear in the document. The consolidated statements of operations data for the three months ended December 31, 2006 and 2005 and nine months ended December 31, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2006, have been derived from our unaudited financial statements and related notes which are included elsewhere in the document. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments necessary for the fair presentation of our financial position and results of operations for these periods. The consolidated selected financial data set forth below should be read in conjunction with our consolidated financial statements, the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in the document. The historical results are not necessarily indicative of the results to be expected for any future period.

Historical Financial Data

			Nine Months
	Three Months Ended		Ended
	December 31,		December 31,		Year Ended March 31,
	2006	2005	2006	2005	2006	2005	2004	2003	2002
	(In thousands except per share data)
	(unaudited)		(unaudited)					(unaudited)

Consolidated statements of operations data:
Sales	$61,736	$38,609	$157,483	$105,483	$151,691	$138,432	$79,390	$79,915	$196,263
Cost of sales	40,073	27,925	104,105	86,707	119,626	107,694	73,144	74,250	164,301

Gross margin	21,663	10,684	53,378	18,776	32,065	30,738	6,246	5,665	31,962
	35.1%	27.7%	33.9%	17.8%	21.1%	22.2%	7.9%	7.1%	16.3%
Research and development expenses	8,432	8,104	24,950	25,171	33,669	33,251	30,921	35,960	63,390
Selling, general, and administrative expenses	9,993	8,498	27,794	24,839	33,116	33,629	33,164	36,159	62,270
Loss on disposal of property, plant and equipment	3	—	106	1,000	1,065	50	5,886	1,667	1,701
Asset impairment	—	—	—	—	—	—	19,150	—	—
Other operating expenses	—	—	—	53	399	17	247	2,909	1,879

Operating income (loss)	3,235	(5,918)	528	(32,287)	(36,184)	(36,209)	(83,122)	(71,030)	(97,278)
Interest income, net	636	1,033	2,116	3,171	4,102	2,138	2,374	3,426	4,131
Other income (expense), net	(646)	796	(1,719)	1,421	1,886	52	258	71	263

Income (loss) before income taxes	3,225	(4,089)	925	(27,695)	(30,196)	(34,019)	(80,490)	(67,533)	(92,884)
Income tax (expense) benefit	—	—	—	—	(278)	1,275	—	—	—

Net income (loss)	$3,225	$(4,089)	$925	$(27,695)	$(30,474)	$(32,744)	$(80,490)	$(67,533)	$(92,884)

Net income (loss) per share:
Basic	$0.06	$(0.08)	$0.02	$(0.53)	$(0.59)	$(0.63)	$(1.57)	$(1.35)	$(1.86)
Diluted	$0.06	$(0.08)	$0.02	$(0.53)	$(0.59)	$(0.63)	$(1.57)	$(1.35)	$(1.86)
Weighted average number of shares:
Basic	52,008	51,945	52,002	51,944	51,945	51,873	51,383	50,000	50,000
Diluted	52,061	51,945	52,054	51,944	51,945	51,873	51,383	50,000	50,000

	December 31,	March 31,
	2006	2006	2005	2004	2003	2002
	(In thousands)
	(unaudited)				(unaudited)
Consolidated balance sheet data:
Total assets	$232,908	$216,826	$291,912	$322,540	$365,961	$432,660
Long-term liabilities	8,813	7,716	2,245	20,774	22,339	6,636
Total shareholders’ equity	120,350	119,663	148,176	177,901	251,405	340,975

Selected Quarterly Financial Information (Unaudited)

The following table shows our unaudited consolidated quarterly statements of operations data for each of the quarters in the nine month period ended December 31, 2006 and in the years ended March 31, 2006 and 2005. This information has been derived from our unaudited financial information, which, in the opinion of management, has been prepared on the same basis as our audited financial statements and include all adjustments necessary for the fair presentation of the financial information for the quarters presented. This information should be read in conjunction with the audited financial statements and related notes included elsewhere in this document.

	Three Months Ended
	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,	Sept. 30,	June 30,
	2006	2006	2006	2006	2005	2005	2005
	(In thousands except per share data)

Sales	$61,736	$55,323	$40,424	$46,208	$38,609	$35,504	$31,370
Gross margin	21,663	18,454	13,261	13,289	10,684	4,517	3,575
Net income (loss)	3,225	1,174	(3,474)	(2,779)	(4,089)	(12,090)	(11,516)
Net income (loss) per share:
Basic	0.06	0.02	(0.07)	(0.05)	(0.08)	(0.23)	(0.22)
Diluted	0.06	0.02	(0.07)	(0.05)	(0.08)	(0.23)	(0.22)
Weighted average shares outstanding:
Basic	52,008	52,008	51,989	51,949	51,945	51,943	51,941
Diluted	52,061	52,059	51,989	51,949	51,945	51,943	51,941

	Three Months Ended
	March 31,	Dec. 31,	Sept. 30,	June 30,
	2005	2004	2004	2004
	(In thousands except per share data)

Sales	$35,242	$36,185	$36,635	$30,370
Gross margin	8,048	9,471	9,961	3,258
Net income (loss)	(9,328)	(4,548)	(6,731)	(12,137)
Net income (loss) per share:
Basic	(0.18)	(0.09)	(0.13)	(0.23)
Diluted	(0.18)	(0.09)	(0.13)	(0.23)
Weighted average shares outstanding:
Basic	51,938	51,933	51,923	51,698
Diluted	51,938	51,933	51,923	51,698

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion includes forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated as a result of many factors including those set forth in “Risk Factors,” included elsewhere in the document. The following discussion should be read together with our financial statements, the related notes thereto and the other financial information included elsewhere in the document.

OVERVIEW

We are a leading designer and manufacturer of optical modules and components which enable high-speed telecommunications and data communications networks globally. In particular, we design, manufacture and market optical modules and components that transmit and receive data and are primarily used in telecommunications and data communications networks. We have one of the most comprehensive transceiver product portfolios for both of these markets, particularly at the 10Gbps data rate, which we sell to many of the leading network systems vendors. Our product portfolio includes a broad range of solutions that vary by level of integration, communications protocol, form factor and performance level. Our portfolio consists of 10Gbps and 40Gbps transceiver modules, including tunable transceivers, a broad line of 2.5Gbps and lower speed SFP transceivers, and new or planned products for emerging standards such as SFP+ and XMD.

We were incorporated as a wholly-owned subsidiary of Hitachi, Ltd., or Hitachi, on September 18, 2000. On September 28, 2000, Opnext Japan, Inc. was established by Hitachi and on January 31, 2001, Hitachi contributed the fiber optic components business of its telecommunications system division to Opnext Japan, Inc. On July 31, 2001, Hitachi contributed 100% of the shares of Opnext Japan, Inc. to us in exchange for 70% of our then outstanding Class A common shares and Clarity Partners, L.P., Clarity Opnext Holdings I, LLC, and Clarity Opnext Holdings II, LLC (collectively referred to as Clarity) together contributed $321.3 million in exchange for Class A common stock representing a 30% interest in our company.

On October 1, 2002, we acquired 100% of the shares of Opto Device, Ltd. from Hitachi for a purchase price of $40.0 million. This acquisition of Hitachi’s opto device business expanded our product line into select industrial and commercial markets, which we refer to as our industrial and commercial products. On June 4, 2003 we acquired 100% of the outstanding shares of Pine Photonics Communication Inc., or Pine, in exchange for 1,672,515 shares of our Class B common stock. This acquisition expanded our product line of SFP transceivers with data rates less than 10Gbps that are sold to telecommunication and data communication customers. We refer to these products, together with our legacy 2.5 Gbps custom modules, as our less than 10Gbps products.

Since our founding we have expanded our global sales and marketing reach by opening several offices in the U.S., Europe and China which are strategically located in close proximity to our major customers. We established a corporate administrative headquarters and established our own infrastructure as we significantly reduced the nature and extent of services provided by Hitachi. We also integrated the acquisitions of Opto Device, Ltd. and Pine and improved the flexibility of our manufacturing processes by expanding the use of contract manufacturers. These accomplishments along with continued investments in product development and expansion of our customer base were achieved during one of the most drastic telecommunications and data communications market declines in history.

Due to deteriorating market conditions our sales began to significantly decrease during the quarter ended September 30, 2001 and continued to decline for the next eight quarters. Our sales started to recover during the quarter ended December 31, 2003 and have increased through our most recent quarter which ended on December 31, 2006. Much of this growth has been a result of increased demand for our 10Gbps and 40Gbps products which have grown from 38.9% of our revenue in the year ended March 31, 2004 to 78.6% of revenue in the nine month period ended December 31, 2006. Through June 30, 2006 our quarterly sales fluctuated with demand and we experienced operating losses which, along with capital investments and the acquisitions of Opto Device, Ltd. and Pine, were primarily financed with funds received from the sale of shares to Clarity and short-term loans. For the first time, we achieved positive net income of $1.2 million during the quarter ended September 30, 2006 and our net income was $3.2 million for the quarter ended December 31, 2006.

The following are factors that affect our results of operations:

Sales

Through our direct sales force supported by manufacturer representatives and distributors, we sell products to many of the leading network systems vendors throughout North America, Europe, Japan and Asia. Our customers include many of the top telecommunications and data communications network systems vendors in the world. We also supply components to several major transceiver module companies and sell to select industrial and commercial customers. Sales to telecommunication and data communication customers, our communication sales, accounted for 92.9%, 90.5%, 81.9%, 72.4% and 66.7% of our sales during the three and nine month periods ended December 31, 2006 and each of the years ended March 31, 2006, 2005 and 2004, respectively. Also during the three and nine month periods ended December 31, 2006 and each of the years ended March 31, 2006, 2005 and 2004, sales of our products with 10Gbps or higher data rates, which we refer to as our 10Gbps & above products, represented 82.9%, 78.6%, 69.4%, 58.7% and 38.9% of total sales, respectively.

The number of leading network systems vendors that supply the global telecommunications and data communications markets is concentrated, and so, in turn, is our customer base. For the year ended March 31, 2006, our top three customers, Cisco Systems Inc. and subsidiaries, “Cisco”, Hitachi together with its affiliates, and Alcatel accounted for 27.9%, 15.0% and 12.7% of our sales, respectively and during the nine months ended December 31, 2006, Cisco and Alcatel-Lucent accounted for 37.3% and 19.7% of our sales, respectively. Although we have and will continue to attempt to expand our customer base, we anticipate that these customers will generally continue to represent a significant portion of our customer base and be responsible for significant percentages of our revenues.

The evaluation and qualification cycle prior to the initial sale of our products generally spans a year or more. Although we negotiate the sale of our products directly with most of our customers, certain purchase orders for our products are received from contract manufacturers on behalf of several of our network systems vendor customers following our direct negotiation with the respective customers. We recognize revenue when title and risk of loss have been transferred to the customer, the price is fixed or determinable and collectability is reasonably assured. These conditions generally exist upon shipment or upon notice from certain customers in Japan that they have completed their inspection and have accepted the product.

Our revenues are affected by capital spending for telecommunications and data communications networks and for lasers and infrared LEDs used in select industrial and commercial markets. The primary markets for our products have recently been characterized by increasing volumes and declining average selling prices. The increasing demand for our products is primarily driven by increases in traditional telecommunication and data communication traffic and increasing demand from new communication applications such as VoIP (voice over internet protocol), peer-to-peer file sharing, IP-TV, video conferencing, on-line gaming and advanced wireless services as well as new industrial and commercial laser applications. The decreasing price trends are primarily due to industry over-capacity, increased competition and the introduction of new products. We anticipate that our average selling prices will continue to decrease in future periods, although we cannot predict the timing and extent of these decreases. In the past we have experienced volume decreases primarily due to declining demand for global information networks, excess industry capacity and increased competition from other providers of competing products.

We began to sell high powered red laser diodes for the rewriteable DVD market to a subsidiary of Hitachi during the year ended March 31, 2004. Since then the market experienced a rapid pace of new product introductions and significant price erosion and we experienced significant losses from sales of these products. Accordingly, during the quarter ended December 31, 2005 we notified Hitachi’s subsidiary of our intention to discontinue sales of our DVD products and then agreed to a last time buy arrangement whereby we would continue to sell our DVD products through September 2006 in exchange for a price increase on new orders received after December 31, 2005. Sales of DVD products were $0.0 million and $3.2 million for the three and nine month periods ended December 31, 2006, and were $11.9 million, $13.6 million and $6.0 million in each of the years ended March 31, 2006, 2005 and 2004, respectively.

We operate sales and marketing offices in several countries. During the nine month period ended December 31, 2006 and the years ended March 31, 2006, 2005 and 2004 revenues attributed to geographic areas were 53.4%, 47.9%, 44.1% and 33.1% in the United States, 14.9%, 25.7%, 31.4% and 55.0% in Japan, 26.1%, 22.6%, 23.1% and 11.4% in Europe and 5.5%, 3.8%, 1.4% and 0.5% in Asia Pacific, respectively. As a result of this geographic diversity, our sales are exposed to market risks related to fluctuations in foreign exchange rates because certain sales transactions and the related assets and liabilities are denominated in currencies other than the U.S. dollar, primarily the Japanese yen and the Euro. To the extent we generate sales in currencies other than the U.S. dollar our future sales will be affected by foreign currency exchange rate fluctuations.

Cost of Sales and Gross Margin

Our cost of sales primarily consists of materials including components which are either assembled at one of our three internal manufacturing facilities or at one of several of our contract manufacturing partners’ or procured from third party vendors. Due to the complexity and proprietary nature of laser manufacturing, and the advantage of having our internal manufacturing resources co-located with our research and development staffs, most of the lasers used in our optical module and component products are manufactured in our facilities in Komoro and Totsuka, Japan. Our materials include certain parts and components that are purchased from a limited number of suppliers or in certain situations from a single supplier. Our cost of sales also includes labor costs for employees and contract laborers engaged in the production of our components and the assembly of our finished goods, outsourcing costs, the cost and related depreciation of manufacturing equipment as well as manufacturing overhead costs including the costs for product warranty repairs and inventory adjustments for excess and obsolete inventory.

Our cost of sales is exposed to market risks related to fluctuations in foreign exchange rates because a significant portion of our costs and the related assets and liabilities are denominated in Japanese yen. Our cost of sales denominated in Japanese yen during the nine month period ended December 31, 2006 and the year ended March 31, 2006 was 81.2% and 89.0%, respectively. We anticipate that a significant portion of our cost of sales and other related assets and liabilities will continue to be denominated in Japanese Yen for the foreseeable future.

Our gross margins vary among our product lines and are generally higher on our 10Gbps and above products. Our overall gross margins will primarily fluctuate as a result of our overall sales volumes, changes in average selling prices and product mix, the introduction of new products and subsequent generations of existing products, manufacturing yields and our ability to reduce product costs.

Research and Development Costs

Research and development costs consist primarily of salaries and benefits of personnel related to the design, development and quality testing of new products or enhancement of existing products as well as outsourced services provided by Hitachi’s renowned research laboratories pursuant to our long-term contractual agreements. We incurred $1.1 million, $3.1 million and $3.9 million in connection with these agreements during the three and nine month periods ended December 31, 2006 and the year ended March 31, 2006. In addition our research and development costs primarily include the cost of developing prototypes and material costs associated with the testing of products prior to shipment, the cost and related depreciation of equipment used in the testing of products prior to shipment and other contract research and development related services. We expect that our future research and developments costs will increase with our efforts to meet the anticipated increased market demands for our new and planned future products and to support enhancements to our existing products.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of salaries and benefits for our employees that perform our sales and related support, marketing, supply chain management, finance, information technology, human resource and other general corporate functions as well as internal and outsourced logistics and distribution costs, commissions paid to our manufacturers’ representatives, professional fees and other corporate related expenses. We anticipate that these costs will rise as a result of higher revenues in the future. We also expect that the costs of being a publicly traded company, including but not limited to costs of compliance with the Sarbanes-Oxley Act of 2002 and other government regulations, will increase our future selling, general and administrative expenses.

Significant Accounting Policies

Revenue Recognition, Warranties and Allowances

Revenue is derived principally from the sales of our products. We recognize revenue when the basic criteria of Staff Accounting Bulletin No. 104 are met. Specifically, we recognize revenue when persuasive evidence of an arrangement exists, usually in the form of a purchase order, delivery has occurred or services have been rendered, title and risk of loss have passed to the customer, the price is fixed or determinable and collection is reasonably assured in terms of both credit worthiness of the customer and there are no uncertainties with respect to customer acceptance.

We sell certain of our products to customers with a product warranty that provides repairs at no cost or the issuance of credit to the customer. The length of the warranty term depends on the product being sold, but ranges from one year to five years. We accrue the estimated exposure to warranty claims based upon historical claim costs as a percentage of sales multiplied by prior sales still under warranty at the end of any period. Our management reviews these estimates on a regular basis and adjusts the warranty provisions as actual experience differs from historical estimates or as other information becomes available.

Allowances for doubtful accounts are based upon historical payment patterns, aging of accounts receivable and actual write-off history, as well as assessment of customers’ credit worthiness. Changes in the financial condition of customers could have an effect on the allowance balance required and a related charge or credit to earnings.

Inventory Valuation

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market. Inventories consist of raw materials, work in process and finished goods at both our sites and those at our contract manufacturer’s sites. Inventory valuation and firm committed purchase order assessments are performed on a quarterly basis and those items which are identified to be obsolete or in excess of forecasted usage are reserved or written down to their estimated realizable value. Estimates of realizable value are based upon managements’ analyses and assumptions including, but not limited to, forecasted sales levels by product, expected product lifecycle, product development plans and future demand requirements. We typically use a twelve month rolling forecast based on factors including, but not limited to, our production cycles, anticipated product orders, marketing forecasts, backlog, shipment activities and inventories owned by and held at our customers. If market conditions are less favorable than our forecasts or actual demand from our customers is lower than our estimates, we may require additional inventory reserves or write-downs. If demand is higher than expected, inventories that had previously been reserved or written down may be sold at prices in excess of the written down value.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such asset will not be realized.

As of March 31, 2006, we have a U.S. federal net operating loss carry-forward of approximately $83.9 million and a foreign net operating loss carry-forward of approximately $304 million to offset future taxable income. The U.S. federal net operating loss carry-forward excludes $15.8 million of pre-acquisition losses of Pine which are subject to certain annual limitations under Section 382 of the Internal Revenue Code. The U.S. federal net operating loss carry-forward will expire between 2022 and 2027 and the foreign net operating loss carry-forward will expire between 2010 and 2014.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. At March 31, 2006 and 2005, management considered recent operating results, the near-term earnings expectations, and the highly competitive nature of our markets in making this assessment. At the end of each of the respective years, management determined that it is more likely than not that the tax benefit of the deferred tax assets will not be realized. Accordingly, full valuation allowances have been provided against the net deferred tax assets. There can be no assurances that deferred tax assets subject to our valuation allowance will ever be realized.

Impairment of Long-Lived Assets

Impairment of long lived assets are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for Impairment of Long-Lived Assets. Long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. In estimating future cash flows, assets are grouped at the lowest level of identifiable cash flows that are largely independent of cash flows from other groups. Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

The communication industry experienced significant deterioration during the year ended March 31, 2001 and the outlook of future market trends was uncertain until the second half of the year ended March 31, 2004. As the industries began to recover, we re-evaluated our long-term business plans and determined that the carrying amount of certain long-lived assets exceeded their fair value as determined by the related discounted future cash flows. Accordingly, a non-cash impairment charge of $19.2 million was recorded for the year ended March 31, 2004. Our evaluations for the nine month period ended December 31, 2006 and for the years ended March 31, 2006 and 2005 indicated that there were no further impairments.

Stock-Based Incentive Plans

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Share-Based Payment. This Statement requires all share-based payments to be recognized in the financial statements based on their fair value. We adopted SFAS No. 123(R) on April 1, 2006, using the modified prospective method. This method requires compensation cost for the unvested portion of awards that are outstanding as of March 31, 2006 to be recognized over the remaining service period based on the grant-date fair value of those awards as previously calculated for pro forma disclosures under Statement No. 123. All new awards and awards that are modified, repurchased, or cancelled after March 31, 2006 will be accounted for under the provisions of Statement No. 123(R). Compensation expense for all employee stock-based plans was $13 thousand and $30 thousand for the three and nine month periods ended December 31, 2006, respectively.

In connection with the adoption of SFAS 123(R) we estimate the fair value of our share-based awards utilizing the Black-Scholes pricing model. The fair value of the awards is amortized as compensation expense on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The fair value calculations involve significant judgments, assumptions, estimates and complexities that impact the amount of compensation expense to be recorded in current and future periods. The factors include:

•	The time period our stock based awards are expected to remain outstanding has been determined based on the average of the original award period and the remaining vesting period in accordance with the SEC’s Staff Accounting Bulletin 107 simplified method. Our expected term assumption for awards issued during the nine month period ended December 31, 2006 was 6.25 years. As additional evidence develops after trading of the Company’s stock begins, the expected term assumption will be refined to capture the relevant trends.

•	The future volatility of our stock has been estimated based on the median calculated value of the historical volatility of companies we believe should be similar in market performance characteristics as those of our company. Use of comparable companies is necessary since we do not possess a stock price history. Our expected volatility assumption for awards issued during the nine month period ended December 31, 2006 was 99.6%. Once trading begins and trends develop, we will begin using the implied volatility trends of our own pricing history as our estimate.

•	A dividend yield of zero has been assumed for awards issued during the nine month period ended December 31, 2006 based on our actual past experience and that we do not anticipate paying a dividend on our shares in the near future.

•	We have based our risk-free interest rate assumption for awards issued during the nine month period ended December 31, 2006 on the implied weighted-average yield of 4.6% available on U.S. Treasury zero-coupon issues with an equivalent expected term.

•	Forfeiture rates for awards issued during these same periods have been estimated based on the Company’s actual historical forfeiture trends of approximately 10%.

Prior to April 1, 2006, we accounted for our stock-based incentive plans in accordance with SFAS No. 123, Accounting for Stock-Based Compensation which requires entities to disclose pro-forma net income or loss as if the fair value of share-based awards were expensed. For pro forma disclosure purposes, the estimated fair value was amortized to expense over the vesting period. If we had elected to adopt the fair value recognition provisions of SFAS No. 123 for our stock-based incentive plans, our net loss would have decreased by $0.1 million in the year ended March 31, 2006 and would have increased by $0.3 million and $0.4 million during the years ended March 31, 2005 and 2004, respectively.

As of December 31, 2006, we have 458,139 vested SARs that will become exercisable upon the consummation of this offering and which are expected to result in a charge of approximately

$3.3 million. In addition, we expect to incur an additional charge of approximately $1.8 million associated with the 243,861 unvested SARs, which will be expensed over the average remaining vesting period of approximately one year. As of December 31, 2006, we have 216,667 outstanding restricted stock awards that will vest over the two year period subsequent to the consummation of this offering. Accordingly, we expect to incur a non-cash charge of approximately $3.1 million over the related vesting period.

These aforementioned charges are estimated based on the anticipated fair value of the vested benefits at the mid-point of the estimated price range shown on the cover of this prospectus of $14.00 per share. A $1.00 increase in the offering price will increase the expense associated with the vested SARs, the unvested SARs and the restricted stock by $0.3 million, $0.2 million and $0.2 million, respectively.

Pending Adoption of New Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We have not completed an assessment of the impact of FIN 48 on the consolidated financial statements and plan to adopt the provisions of FIN 48 on April 1, 2007.

Results of Operations for the Three and Nine Month Periods Ended December 31, 2006 and 2005

The following table reflects the results of our operations in U.S. dollars and as a percentage of sales. Our historical operating results may not be indicative of the results of any future period.

	Three Months Ended December 31,				Nine Months Ended December 31,
	2006	2005	2006	2005	2006	2005	2006	2005
	(In thousands)		(as percentage		(In thousands)		(as percentage
			of sales)				of sales)
	(unaudited)

Sales	$61,736	$38,609	100.0%	100.0%	$157,483	$105,483	100.0%	100.0%
Cost of sales	40,073	27,925	64.9%	72.3%	104,105	86,707	66.1%	82.2%

Gross margin	21,663	10,684	35.1%	27.7%	53,378	18,776	33.9%	17.8%
Research and development expenses	8,432	8,104	13.7%	21.0%	24,950	25,171	15.8%	23.9%
Selling, general and administrative expenses	9,993	8,498	16.2%	22.0%	27,794	24,839	17.6%	23.5%
Other operating expenses	3	—	0.0%	0.0%	106	1,053	0.1%	1.0%

Operating income (loss)	3,235	(5,918)	5.2%	(15.3)%	528	(32,287)	0.3%	(30.6)%
Interest income, net	636	1,033	1.0%	2.7%	2,116	3,171	1.3%	3.0%
Other income (expense), net	(646)	796	(1.0)%	2.1%	(1,719)	1,421	(1.1)%	1.3%

Income (loss) before income taxes	3,225	(4,089)	5.2%	(10.6)%	925	(27,695)	0.6%	(26.3)%
Income tax (expense) benefit	—	—	0.0%	0.0%	—	—	0.0%	0.0%

Net income (loss)	$3,225	$(4,089)	5.2%	(10.6)%	$925	$(27,695)	0.6%	(26.3)%

Comparison of the Three Month Periods Ended December 31, 2006 and 2005

Sales.  Overall sales increased $23.1 million or 59.9% to $61.7 million in the three month period ended December 31, 2006 from $38.6 million in the three month period ended December 31, 2005 including a decrease of $0.1 million due to fluctuations in foreign exchange rates. During the three month period ended December 31, 2006 our 10Gbps and above products increased $23.2 million or 82.9% to $51.2 million and our less than 10Gbps products increased $0.9 million or 16.2% to $6.1 million while sales of our industrial and commercial products decreased by $1.0 million or 19.3% to $4.3 million. The increase in our 10Gbps and above products primarily resulted from increased demand for our 300 pin tunable, XENPAK, XFP, X2 and 40Gbps products while the increase in less than 10Gbps products primarily resulted from an increase in demand for our SFP products offset by lower demand for our 2.5Gbps custom modules. The decrease in sales of our industrial and commercial products primarily resulted from volume decreases in DVD products that resulted from a last time buy arrangement through September 2006 with a subsidiary of Hitachi, the sole customer for our DVD products offset by increased demand for our other industrial and commercial products. Sales of DVD products were $0.0 million and $1.9 million in the three month periods ended December 31, 2006 and 2005, respectively.

Sales also increased $6.4 million or 11.6% from $55.3 million in the previous quarter ended September 30, 2006. This increase was primarily driven by a $8.3 million or 19.5% increase in our 10Gbps and above products offset by a $2.3 million decrease in sales of our DVD products. Since the quarter ended June 30, 2005 we have experienced quarter over quarter increases in total sales and sales of our 10Gbps and above products in five of the six comparative periods, the only decrease occurring in the quarter over quarter period ended June 30, 2006. During this period total sales decreased by $5.8 million or 12.5% primarily due to a $1.8 million or 5.7% decrease in our 10Gbps and above products and a $3.4 million decrease in sales of DVD products. The decrease in our 10Gbps and above products primarily resulted from vendor supply and production delays which limited our ability to ship certain of our 300 pin modules, including our tunable transceivers, and certain of our Xenpak modules.

For the three month period ended December 31, 2006, Cisco and Alcatel-Lucent accounted for 41.1% and 20.4% of revenues, respectively. For the three month period ended December 31, 2005, Cisco and Alcatel, accounted for 26.0% and 12.7% of revenue respectively. No other customers accounted for more than 10% of total sales in either period.

Gross Margin.  Gross margin increased $11.0 million or 102.8% to $21.7 million in the three months ended December 31, 2006 from $10.7 million in 2005 including a $0.1 million benefit from fluctuations in foreign exchange rates and a $1.6 million charge to increase excess and obsolete inventory reserves. As a percentage of sales, gross margin increased to 35.1% for the three months ended December 31, 2006 from 27.7% for 2005.

The gross margin improvement for the three month period ended December 31, 2006 included an approximate $1.7 million benefit from the discontinuation of DVD sales in September 2006. Gross margin of our other products increased $9.3 million or 75.0% to $21.7 million in the three month period ended December 31, 2006 from $12.4 million in the three month period ended December 31, 2005 and as a percentage of sales, increased to 35.1% from 33.8%. The increase in other products primarily resulted from the overall sales volume increases, improved production yields, lower manufacturing costs per unit derived from higher volumes and lower material and outsourcing costs on most products as well as the benefit from fluctuations in foreign exchange rates offset by the effect of changes in excess and obsolete inventory reserves and decreases in average selling prices of most products.

Research and Development Expenses.  Research and development expenses increased $0.3 million to $8.4 million for the three month period ended December 31, 2006 from $8.1 million for the three month period ended December 31, 2005. Research and development expenses decreased as a percentage of sales to 13.7% for the three month period ended December 31, 2006 from 21.0% for 2005. Research and development costs increased primarily due to increased funding of contract research with Hitachi and higher employee incentive bonus accruals offset by lower material costs used in the development of our products.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased $1.5 million to $10.0 million for the three month period ended December 31, 2006 from $8.5 million for the three months ended December 31, 2005. Selling, general and administrative expenses decreased as a percentage of sales to 16.2% for the three month period ended December 31, 2006 from 22.0% for 2005. Selling, general and administrative costs increased primarily as a result of higher commission and logistics costs associated with increased sales volumes as well as higher employee incentive bonus accruals.

Other Operating Expenses.  Other operating expenses for the three month period ended December 31, 2006 were $3 thousand and consisted of non-cash charges related to the disposal of certain obsolete fixed assets. No other operating expenses were incurred during the three month period ended December 31, 2005.

Interest Income, Net.  Interest income, net decreased by $0.4 million or 38.4% to $0.6 million in the three month period ended December 31, 2006 from $1.0 million in 2005. Interest income, net for the three month period ended December 31, 2006 and 2005 consists of interest earned on cash and cash equivalents offset by interest expense on short-term debt of $0.1 million for each period. The decrease reflects lower cash and cash equivalent balances and higher interest rates on short term debt offset by lower short term debt balances and higher interest rates received on cash and cash equivalent balances during the period.

Other Income (Expense), Net.  Other expense, net was $0.6 million for the three month period ended December 31, 2006 and consisted primarily of net exchange losses on foreign currency transactions. Other income, net was $0.8 million for the three month period ended December 31, 2005, and consisted primarily of net exchange gains on foreign currency transactions.

Income Taxes.  Due to the uncertainty regarding the timing and extent of our future profitability, we have recorded a valuation allowance to offset potential income tax benefits associated with our past operating losses. During the three months ended December 31, 2006, we did not record a tax provision as the income tax benefits from our operating loss carryforwards were used to offset the related income tax provision in certain tax jurisdictions. For those tax jurisdictions continuing to generate operating losses, we continue to record a valuation allowance to offset potential income tax benefits associated with these operating losses. There can be no assurances that deferred tax assets subject to our valuation allowance will ever be realized.

Comparison of the Nine Month Periods Ended December 31, 2006 and 2005

Sales.  Overall sales increased $52.0 million or 49.3% to $157.5 million in the nine month period ended December 31, 2006 from $105.5 million in the nine month period ended December 31, 2005 including a $1.4 million decrease from fluctuations in foreign exchange rates. During the nine month period ended December 31, 2006 our 10Gbps and above products increased $49.9 million or 67.6% to $123.8 million while our less than 10Gbps products increased by $5.9 million or 46.0% to $18.8 million and sales of our industrial and commercial products decreased by $4.0 million or 21.4% to $14.9 million. The increase in our 10Gbps and above products primarily resulted from increased demand for our XENPAK, 300 pin tunable, XFP, X2 and 40Gbps products offset by a decline in our 300 pin products with fixed wavelengths. Sales of less than 10Gbps products increased as a result of increased demand for our SFP products offset by lower demand for our 2.5Gbps custom modules. The decrease in sales of our industrial and commercial products resulted primarily from DVD volume declines offset by improved DVD selling prices that resulted from a last time buy arrangement through September 2006 with Hitachi, the sole customer for our DVD products. Sales of DVD products were $3.2 million and $7.6 million in the nine months ended December 31, 2006 and 2005, respectively.

For the nine month period ended December 31, 2006, Cisco and Alcatel-Lucent accounted for 37.3% and 19.7% of revenues, respectively. For the nine month period ended December 31, 2005, Cisco, Hitachi and its affiliates and Alcatel, accounted for 27.6%, 16.3% and 12.8% of revenue, respectively. No other customers accounted for more than 10% of total sales in either period.

Gross Margin.  Gross margin increased $34.6 million or 184.3% to $53.4 million in the nine month period ended December 31, 2006 from $18.8 million in the nine month period ended December 31, 2005 including a $1.5 million benefit from fluctuations in foreign exchange rates and a $0.4 million benefit from the change in our excess and obsolete inventory reserves. During the nine month periods ended December 31, 2006 and 2005, we recorded charges for excess and obsolete inventory reserves of $1.6 million and $2.0 million, respectively. As a percentage of sales, gross margin increased to 33.9% for the nine month period ended December 31, 2006 from 17.8% for the nine month period ended December 30, 2005.

Gross margin of DVD products was approximately $0.9 million in the nine month period ended December 31, 2006 and a loss of approximately $8.8 million in the nine month period ended December 31, 2005. This improvement primarily resulted from higher average selling prices offset by higher per unit manufacturing costs derived from lower volumes. Gross margin of our other products increased $24.9 million or 90.2% to $52.5 million in the nine month period ended December 31, 2006 from $27.6 million in the nine month period ended December 31, 2005 and as a percentage of sales, increased to 34.0% from 28.2%. The increase in other products primarily resulted from the overall sales volume increase, improved production yields, lower manufacturing costs per unit derived from higher volumes, lower material and outsourcing costs on most other products as well as the benefit from fluctuations in foreign exchange rates and from changes in excess and obsolete inventory reserves partially offset by decreases in average selling prices of most products.

Research and Development Expenses.  Research and development expenses decreased by $0.2 million or 0.9% to $25.0 million in the nine month period ended December 31, 2006 from $25.2 million in the nine month period ended December 31, 2005 including a $0.7 million benefit from fluctuations in foreign exchange rates. Research and development expenses decreased as a percentage of sales to 15.8% for the nine month period ended December 31, 2006 from 23.9% for the nine month period ended December 31, 2005. Research and development costs excluding the benefit from the fluctuations in foreign exchange rates increase primarily as a result of additional funding for contract research with Hitachi and higher employee incentive bonus accruals offset by lower material costs used in the development of our products as well as lower personnel and depreciation costs resulting from the consolidation of two U.S. based research centers during the second half of the year ended March 31, 2006.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased by $3.0 million or 11.9% to $27.8 million in the nine month period ended December 31, 2006 from $24.8 million in the nine month period ended December 31, 2005 including a $0.3 million benefit from fluctuations in foreign exchange rates. Selling, general and administrative expenses decreased as a percentage of sales to 17.6% for the nine month period ended December 31, 2006 from 23.5% for the nine month period ended December 31, 2005. Selling, general and administrative costs excluding the benefit from fluctuations in foreign exchange rates increased primarily as a result of higher commission and logistics costs associated with increased sales volumes as well as higher employee incentive bonus accruals.

Other Operating Expenses.  Other operating expenses decreased $0.9 million to $0.1 million for the nine month period ended December 31, 2006 from $1.1 million for the nine month period ended December 31, 2005. During the nine month period ended December 31, 2006 other operating expenses included $0.1 million of non-cash charges related to the disposal of certain obsolete fixed assets. Other operating expenses for the nine month period ended December 31, 2005 consisted of non-cash charges related to the disposal of certain obsolete fixed assets as well as severance costs.

Interest Income, Net.  Interest income, net decreased by $1.1 million or 33.3% to $2.1 million in the nine month period ended December 31, 2006 from $3.2 million in the nine month period ended December 31, 2005. Interest income, net for the nine month periods ended December 31, 2006 and 2005 consist of interest earned on cash and cash equivalents offset by interest expense on short-term debt of $0.4 million for each period. The decrease reflects lower cash and cash equivalent balances and higher interest rates on short term debt offset by lower short term debt balances and higher interest rates received on cash and cash equivalent balances during the period.

Other Income (Expense), Net.  Other expense, net was $1.7 million for the nine month period ended December 31, 2006 and consisted primarily of net exchange losses on foreign currency transactions. Other income, net was $1.4 million for the nine month period ended December 31, 2005 and consisted primarily of net exchange gains on foreign currency transactions.

Income Taxes.  Due to the uncertainty regarding the timing and extent of our future profitability, we have recorded a valuation allowance to offset potential income tax benefits associated with our past operating losses. During the nine months ended December 31, 2006, we did not record a tax provision as the income tax benefits from our operating loss carryforwards were used to offset the related income tax provision in certain tax jurisdictions. For those tax jurisdictions continuing to generate operating losses, we continue to record a valuation allowance to offset potential income tax benefits associated with these operating losses. There can be no assurances that deferred tax assets subject to our valuation allowance will ever be realized.

Results of Operations for the Years Ended March 31, 2006, 2005 and 2004

The following table reflects the results of our operations in U.S. dollars and as a percentage of sales. Our historical operating results may not be indicative of the results of any future period.

	Year Ended March 31,			Year Ended March 31,
	2006	2005	2004	2006	2005	2004
	(In thousands)			(as percentage of sales)

Sales	$151,691	$138,432	$79,390	100.0%	100.0%	100.0%
Cost of sales	119,626	107,694	73,144	78.9%	77.8%	92.1%

Gross margin	32,065	30,738	6,246	21.1%	22.2%	7.9%
Research and development expenses	33,669	33,251	30,921	22.2%	24.0%	38.9%
Selling, general and administrative expenses	33,116	33,629	33,164	21.8%	24.3%	41.8%
Other operating expenses	1,464	67	25,283	1.0%	0.0%	31.8%

Operating loss	(36,184)	(36,209)	(83,122)	(23.9)%	(26.2)%	(104.7)%
Interest income, net	4,102	2,138	2,374	2.7%	1.5%	3.0%
Other income, net	1,886	52	258	1.2%	0.0%	0.3%

Loss before income taxes	(30,196)	(34,019)	(80,490)	(19.9)%	(24.6)%	(101.4)%
Income tax (expense) benefit	(278)	1,275	0	(0.2)%	0.9%	0.0%

Net loss	$(30,474)	$(32,744)	$(80,490)	(20.1)%	(23.7)%	(101.4)%

Comparison of the Years Ended March 31, 2006 and 2005

Sales.  Overall sales increased $13.3 million or 9.6% to $151.7 million in the year ended March 31, 2006 from $138.4 million in the year ended March 31, 2005 including a $2.9 million decrease from fluctuations in foreign exchange rates. During the year ended March 31, 2006 our 10Gbps and above products increased $23.9 million or 29.4% to $105.2 million while our less than 10Gbps products remained constant at $18.9 million and sales of our industrial and commercial products decreased by $10.6 million or 27.8% to $27.5 million. The increase in our 10Gbps and above products primarily resulted from increased demand for our 300 pin, XFP and X2 modules offset by lower sales of components to transceiver module companies. Sales of less than 10Gbps products remained constant as increased demand for our SFP products was offset by lower demand for our 2.5Gbps custom modules and 50/150 Mbps products. The decrease in sales of our industrial and commercial products primarily resulted from DVD price declines, as well as volume decreases in other industrial and commercial products partially offset by DVD volume increases. Sales of DVD products were $11.9 million and $13.6 million in the years ended March 31, 2006 and 2005, respectively.

For the year ended March 31, 2006, Cisco, Hitachi and its affiliates, and Alcatel accounted for 27.9%, 15.0% and 12.7% of revenues, respectively. For the year ended March 31, 2005, Cisco, Hitachi and its affiliates and Alcatel, accounted for 28.5%, 16.7% and 15.3% of revenue, respectively. No other customers accounted for more than 10% of total sales in either period.

Gross Margin.  Gross margin increased $1.3 million or 4.3% to $32.1 million in the year ended March 31, 2006 from $30.7 million in the year ended March 31, 2005 including a $2.9 million benefit from fluctuations in foreign exchange rates offset by a $2.3 million negative effect from changes in excess and obsolete inventory reserves. During the year ended March 31, 2006 we recorded a $1.3 million charge for excess and obsolete inventory while a $1.0 million benefit was realized during the year ended March 31, 2005 from the sale of inventory that was previously written down. As a percentage of sales, gross margin decreased to 21.1% for the year ended March 31, 2006 from 22.2% for the year ended March 31, 2005.

Gross margin of DVD products was approximately a loss of $9.3 million and a loss of $10.4 million in the years ended March 31, 2006 and 2005, respectively. The lower loss from sales of DVD products primarily resulted from improved yields which offset the negative effects of higher sales volumes and lower average selling prices. Gross margin of our other products increased $0.3 million or 0.7% to $41.4 million in the year ended March 31, 2006 from $41.1 million in the year ended March 31, 2005 and as a percentage of sales, decreased to 29.6% from 32.9%. This decrease primarily resulted from decreases in average selling prices of most products, higher industrial and commercial per unit manufacturing costs as a result of lower volumes, lower sales of components which generally have higher margins than our communication modules and the negative effect from changes in excess and obsolete inventory reserves that were partially offset by lower manufacturing costs per unit derived from higher volumes, improved yields and lower material and outsourcing costs on most communication products as well as the benefit from fluctuations in foreign exchange rates.

Research and Development Expenses.  Research and development expenses increased by $0.4 million or 1.3% to $33.7 million in the year ended March 31, 2006 from $33.3 million in the year ended March 31, 2005 including a $1.4 million benefit from fluctuations in foreign exchange rates. Research and development expenses decreased as a percentage of sales to 22.2% for the year ended March 31, 2006 from 24.0% for the year ended March 31, 2005. Research and development costs increased due to additional funding for contract research with Hitachi and others as well as higher material costs used in the development of our products offset by lower personnel and depreciation costs resulting from the consolidation of two U.S. based research centers during the second half of the year ended March 31, 2006.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses decreased by $0.5 million or 1.5% to $33.1 million in the year ended March 31, 2006 from $33.6 million in the year ended March 31, 2005 including a $0.7 million benefit from fluctuations in foreign exchange rates. Selling, general and administrative expenses decreased as a percentage of sales to 21.8% for the year ended March 31, 2006 from 24.3% for the year ended March 31, 2005. The decrease in selling, general and administrative expenses primarily consisted of lower non-employee stock option expense to related parties, as the related options were fully vested as of November 30, 2004, foreign franchise tax savings resulting from the recapitalization of our Japan subsidiary’s equity and the benefit from fluctuations in foreign exchange rates offset by higher logistics costs associated with the sales volume increase, higher costs associated with our preparatory efforts to comply with Sarbanes-Oxley requirements and increased personnel costs.

Other Operating Expenses.  Other operating expenses increased $1.4 million to $1.5 million for the year ended March 31, 2006 from $0.1 million for the year ended March 31, 2005. During the year ended March 31, 2006 other operating expenses included a $1.1 million non-cash charge related to the disposal of certain obsolete fixed assets as well as fees to restructure our Japan subsidiary’s equity and severance costs. Other operating expenses for the year ended March 31, 2005 consisted of non-cash charges related to the disposal of certain obsolete fixed assets and severance costs.

Interest Income, Net.  Interest income, net increased by $2.0 million or 91.9% to $4.1 million in the year ended March 31, 2006 from $2.1 million in the year ended March 31, 2005. Interest income, net for the years ended March 31, 2006 and 2005 consist of interest earned on cash and cash equivalents offset by interest expense on short-term debt of $0.5 million for each year. The increase reflects lower short term debt balances and higher interest rates received on cash and cash equivalent balances offset by higher interest rates on short term debt and lower cash and cash equivalent balances during the period.

Other Income, Net.  Other income, net was $1.9 million and $0.1 million, respectively, for the years ended March 31, 2006 and 2005 and consisted primarily of net exchange gains on foreign currency transactions.

Income Taxes.  We recorded a $0.3 million current income tax expense during the year ended March 31, 2006 which resulted from foreign withholding taxes on the repayment of interest expense on debt owed by a subsidiary to the parent corporation. During the year ended March 31, 2005 we recorded a $1.3 million income tax benefit which resulted from the reversal of an income tax reserve related to the initial tax filings of a foreign subsidiary that was no longer required.

Due to the uncertainty regarding the timing and extent of our future profitability, we have recorded a valuation allowance to offset potential income tax benefits associated with our operating losses. As a result, we did not record an income tax benefit during the years ended March 31, 2006 and 2005. There can be no assurances that deferred tax assets subject to our valuation allowance will ever be realized.

Comparison of The Years Ended March 31, 2005 and 2004

Sales.  Overall sales increased $59.0 million or 74.4% to $138.4 million in the year ended March 31, 2005 from $79.4 million in the year ended March 31, 2004 including a $3.0 million benefit from fluctuations in foreign exchange rates. During the year ended March 31, 2005, our 10Gbps and above products increased $50.4 million or 163.0% to $81.3 million while our less than 10Gbps products decreased $3.1 million or 14.2% to $18.9 million and sales of our industrial and commercial products increased by $11.8 million or 44.6% to $38.2 million. The increase in our 10Gbps and above products resulted from increased demand for our 300 pin and XENPAK modules and higher sales of components to transceiver module companies. Sales of less than 10Gbps products decreased as lower demand for our 50/150 Mbps products and a last time buy of Interconnect products in the year ended March 31, 2004 was offset by increased demand for our SFP products and 2.5Gbps custom modules. The increase in sales of our industrial and commercial products primarily resulted from higher volumes offset by lower average selling prices for DVD products. Sales of DVD products were $13.6 million and $6.0 million in the years ended March 31, 2005 and 2004, respectively.

For the year ended March 31, 2005, Cisco, Hitachi and its affiliates and Alcatel, accounted for 28.5%, 16.7% and 15.3% of revenue respectively. For the year ended March 31, 2004, Hitachi and its affiliates and Cisco accounted for 21.9% and 20.6% of revenue respectively. No other customers accounted for more than 10% of total sales in either period.

Gross Margin.  Gross margin increased $24.5 million or 392.1% to $30.7 million in the year ended March 31, 2005 from $6.2 million in the year ended March 31, 2004 including a $1.7 million decrease from fluctuations in foreign exchange rates. As a percentage of sales, gross margin increased to 22.2% for the year ended March 31, 2005 from 7.9% for the year ended March 31, 2004. We recorded a non-cash asset impairment charge of $19.2 million during the year ended March 31, 2004. As a result, our depreciation expense for the year ended March 31, 2005 was less than the prior year which resulted in an improvement of our gross margins by $4.7 million for the year ended March 31, 2005. We also realized a $1.0 million benefit from the sale of previously written down inventory during the year ended March 31, 2005.

Gross margin of DVD products decreased to a loss of approximately $10.4 million in the year ended March 31, 2005 from a profit of approximately $0.8 million in 2004. This decrease primarily resulted from lower average selling prices and higher per unit production costs resulting from unfavorable production yields on increasing volumes. Gross margin of our other products increased by $35.7 million to $41.1 million in the year ended March 31, 2005 from $5.4 million in the year ended March 31, 2006 and as a percentage of sales, increased to 32.9% from 7.4%. This increase primarily resulted from higher volumes, lower depreciation expense and the benefit from the sale of previously written down inventory offset by decreases in average selling prices, and the negative effect from fluctuations in foreign exchange rates.

Research and Development Expenses.  Research and development expenses increased by $2.3 million or 7.5% to $33.3 million in the year ended March 31, 2005 from $30.9 million in the year ended March 31, 2004 including a $1.2 million increase from fluctuations in foreign exchange rates. Research and development expenses decreased as a percentage of sales to 24.0% for the year ended March 31, 2005 from 38.9% for the year ended March 31, 2004. The increase in research and development expenses included additional funding for contract research with Hitachi as well as higher personnel and material costs used in the development of our products offset by lower depreciation costs resulting from the non-cash asset impairment charge recorded during the year ended March 31, 2004.

Selling, General and Administrative Expenses.  Selling, general and administrative expenses increased by approximately $0.5 million or 1.4% to $33.6 million in the year ended March 31, 2005 from $33.2 million in the year ended March 31, 2004 including a $0.6 million increase from fluctuations in foreign exchange rates. Selling, general and administrative expenses decreased as a percentage of sales to 24.3% for the year ended March 31, 2005 from 41.8% for the year ended March 31, 2004. The increase in selling, general and administrative expenses primarily consisted of higher commission, logistics and other costs associated with increased sales volumes and the increase from fluctuations in foreign exchange rates offset by lower non-employee stock option expense to related parties and lower depreciation costs resulting from the non-cash asset impairment charge recorded during the year ended March 31, 2004.

Other Operating Expenses.  Other operating expenses decreased $25.2 million to $0.1 million for the year ended March 31, 2005 from $25.3 million for the year ended March 31, 2004. Other operating expenses for the year ended March 31, 2005 consisted of non-cash charges related to the disposal of certain obsolete fixed assets and severance costs. During the year ended March 31, 2004 we recorded a non-cash impairment charge associated with certain long-lived assets of $19.2 million, a $5.9 million non-cash charge related to the disposal of certain obsolete fixed assets and $0.2 million of severance and other costs.

The communication industry experienced significant deterioration during the year ended March 31, 2001 and the outlook of future market trends was uncertain until the second half of the year ended March 31, 2004. As the industries began to recover, we re-evaluated our long-term business plans and determined that the carrying amount of certain long-lived assets exceeded their fair value as determined by the related discounted future cash flows. Accordingly, a non-cash impairment charge of $19.2 million was recorded for the year ended March 31, 2004. Our evaluations for the years ended March 31, 2006 and 2005 indicated that there were no further impairments.

Interest Income, Net.  Interest income, net decreased by $0.2 million or 9.9% to $2.1 million in the year ended March 31, 2005 from $2.4 million in the year ended March 31, 2004. Interest income, net for the years ended March 31, 2005 and 2004 consist of interest earned on cash and cash equivalents offset by interest expense on short-term debt of $0.5 million for each year. The decrease reflects lower cash and cash equivalent balances and higher interest rates on short term debt offset by lower short term debt balances and higher interest rates received on cash and cash equivalent balances during the period.

Other Income, Net.  Other income, net for the year ended March 31, 2005 was $0.1 million and consisted primarily of net exchange gains on foreign currency transactions. Other income, net for the year ended March 31, 2004 was $0.3 million and primarily consisted of $1.1 million of net exchange gains on foreign currency transactions and $0.8 million of investment losses.

Income Taxes.  During the year ended March 31, 2005 we recorded a $1.3 million income tax benefit which resulted from the reversal of an income tax reserve related to the initial tax filings of a foreign subsidiary that was no longer required.

Due to the uncertainty regarding the timing and extent of our future profitability, we have recorded a valuation allowance to offset potential income tax benefits associated with our operating losses. As a result, we did not record an income tax benefit during the years ended March 31, 2005 and 2004. There can be no assurances that deferred tax assets subject to our valuation allowance will ever be realized.

Liquidity and Capital Resources

From inception we have primarily financed our operating losses, capital expenditures and the acquisitions of Opto Device, Ltd. and Pine with the funds received from the sale of shares to Clarity and the monthly rollover of short-term loans from various Japanese banks which we intend to repay with the proceeds from this offering as described under “Use of Proceeds” above. At December 31, and March 31, 2006 cash and cash equivalents totaled $76.3 million and $89.4 million and the outstanding balance of the short-term loans were $50.4 million and $50.9 million, respectively.

During the nine months ended December 31, 2006 cash and cash equivalents decreased by $13.1 million to $76.3 million from $89.4 million. This decrease consisted of $9.8 million of net cash used in operating activities, $1.7 million used for capital expenditures, $1.7 million used for payments on capital lease obligations and a $0.1 million favorable effect from fluctuations in foreign exchange rates. Net cash used by operating activities reflected an increase in working capital of $19.8 million offset by our net income of $0.9, million depreciation and amortization of $8.9 million and $0.1 million of non-cash expenses. The increase in working capital primarily resulted from an increase in accounts receivable related to the increase in sales and an increase in inventories for new products and to improve customer service levels offset by an increase in accounts payable. During the nine month period ended December 31, 2006 we also entered into $2.4 million of new capital lease obligations.

During the year ended March 31, 2006 cash and cash equivalents decreased by $80.1 million to $89.4 million from $169.5 million. This decrease consisted of $30.2 million of net cash used by operating activities, $3.1 million used for capital expenditures, $46.5 million to fund financing activities and a $0.3 million negative effect from fluctuations in foreign exchange rates. Net cash used by operating activities reflected our net loss of $30.5 million and an increase in working capital of $13.4 million offset by depreciation and amortization of $12.6 million and $1.1 million of non-cash expenses. The increase in working capital primarily resulted from the increase in accounts receivable and inventories resulting from the increase in sales during the year. Net cash used by financing activities consisted of a $25.3 million net reduction of short term loans primarily in connection with the restructure of our Japan subsidiary’s equity, $20.0 million for final payment of the Opto Device, Ltd., acquisition, and $1.3 million for payments of capital lease obligations. During the year ended March 31, 2006 we also entered into $7.9 million of new capital lease obligations.

During the year ended March 31, 2005 cash and cash equivalents decreased by $33.7 million to $169.5 million from $203.2 million. This decrease consisted of $27.3 million of net cash used by operating activities, $4.4 million used for capital expenditures and $2.0 million to fund financing activities. Net cash used by operating activities reflected our net loss of $32.7 million and an increase in working capital of $9.2 million offset by depreciation and amortization of $12.6 million and $2.0 million of non-cash expenses. The increase in working capital primarily resulted from the increase in accounts receivable and inventories resulting from the increase in sales during the year. Net cash used by financing activities consisted of a $1.3 million net reduction of short term loans and $0.7 million for payments of capital lease obligations. During the year ended March 31, 2005 we also entered into $2.2 million of new capital lease obligations.

We believe that existing cash and cash equivalent balances, cash flows from future operations and the net proceeds of this offering will be sufficient to fund our anticipated cash needs at least for the next twelve months, including the repayment of our short term loans. However, we may require additional financing to fund our operations in the future and there is no assurance that additional funds will be available, especially if we experience operating results below expectations. If adequate financing is not available as required, or is not available on favorable terms, our business, financial condition and results of operations will be adversely affected.

Contractual Obligations

The following table represents our contractual obligations at March 31, 2006 in millions of dollars.

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years

Debt	$50.9	$50.9	$—	$—	$—
Capital lease obligations	8.9	2.2	6.5	0.2	—
Operating lease obligations	6.1	2.5	2.6	1.0	—
Purchase obligations	18.4	18.4	—	—	—

Total	$84.3	$74.0	$9.1	$1.2	$—

Debt consists of short-term loans with The Bank of Tokyo-Mitsubishi UFJ bank which are due monthly. Interest is paid monthly at the TIBOR rate plus a premium which ranged in total from 0.56% to 0.57% during the year ended March 31, 2006.

Capital lease obligations consist primarily of manufacturing assets under non-cancelable capital leases.

Operating leases consist primarily of leases on buildings.

Purchase obligations represent an estimate of all open purchase orders and contractual obligations in the ordinary course of business for which we have not received the goods or services. These obligations include purchase commitments with our contract manufacturers. We enter into agreements with contract manufacturers and suppliers that allow them to procure inventory based upon agreements defining our material and services requirements. In certain instances, these agreements allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to firm orders being placed. Although open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to foreign currency, interest rate and commodity price risks.

To the extent we generate sales in currencies other than the U.S. dollar, our sales will be affected by currency fluctuations. For the nine months ended December 31, 2006 and for the year ended March 31, 2006, 26.5% and 30.4% of revenues were denominated in Japanese yen, respectively and 1.0% and 1.7% were denominated in euros, respectively. The remaining revenues were denominated in U.S. dollars.

To the extent we manufacture our products in Japan, our cost of sales will be affected by currency fluctuations. During the nine months ended December 31, 2006 and the year ended March 31, 2006, approximately 81.2% and 89.0% of our cost of sales was denominated in Japanese yen, respectively. We anticipate that this trend will continue into the foreseeable future. However, we anticipate the percentage of cost of sales denominated in Japanese yen to diminish as we plan to expand the use of contract manufacturers outside of Japan and procure more raw materials in U.S. dollars.

To the extent we perform research and development activities and selling, general and administrative functions in Japan, our operating expenses will be affected by currency fluctuations. During the nine months ended December 31, 2006 and the year ended March 31, 2006 approximately 52.2% and 57.0% of our operating expenses were denominated in Japanese yen, respectively. We anticipate that this trend will continue into the foreseeable future.

As of December 31, 2006 and March 31, 2006, we had net receivable positions of $16.3 million and $10.3 million, respectively, subject to foreign currency exchange risk between the Japanese yen and the U.S. dollar. During the nine month period ended December 31, 2006, we began to mitigate a portion of the exchange rate risk by utilizing forward contracts to cover the net receivable positions. At December 31, 2006 we had entered into $8.6 million of such foreign exchange forward contracts. These forward contracts generally have maturities of ninety days or less. We do not enter into foreign exchange forward contracts for trading purposes, but rather as a hedging vehicle to minimize foreign currency fluctuations. Gains or losses on these derivative instruments are not anticipated to have a material impact on financial results.

We have short-term loans with The Bank of Tokyo-Mitsubishi UFJ which are due monthly. Interest is paid monthly at TIBOR rate plus a premium which ranged from 0.56% to 0.89% during the nine months ended December 31, 2006. We intend to repay these short-term loans with the proceeds from this offering as discussed under “Use of Proceeds.”

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing or unconsolidated special purpose entities.

BUSINESS

Business Description

We are a leading designer and manufacturer of optical modules and components which enable high-speed telecommunications and data communications networks globally. Our transceiver modules, which typically utilize our lasers and detectors, convert signals between electrical and optical for transmitting and receiving data over fiber optic networks, a critical function in optical communications equipment. In particular, we are a leader in both the telecommunications and data communications applications for the fast growing market for 10Gbps and above transceiver modules and optical components with a long history of market innovation. Our expertise in core semiconductor laser and other optical communications technologies has helped us create a broad portfolio of products that address customer demands for higher speeds, wider temperature ranges, smaller sizes, lower power consumption and greater reliability than other products currently available in the market. We view ourselves as a strategic vendor to our customers and have well-established relationships with many of the leading telecommunications and data communications network systems vendors such as Alcatel-Lucent, Cisco and Hitachi.

Telecommunications and data communications networks are becoming increasingly congested due to the growing demand for high bandwidth applications by consumers, enterprises and institutions. This bandwidth constraint has caused network service providers to turn to their equipment vendors to provide solutions that maximize bandwidth and reliability while minimizing cost. Increasing the communications data rate in networks has been an important element of easing network congestion, and, as a result, network service providers are deploying 10Gbps equipment more broadly throughout their networks. We have a broad portfolio of industry-defined product types, including 300 pin, XENPAK, X2, XPAK, XFP, XMD, SFP and in the future SFP+ and tunable modules which can be adjusted to operate at specific wavelengths enabling higher bandwidth on each optical fiber. We focus on the 10Gbps and above markets which we believe are some of the fastest growing and most important in the communications industry. Ovum-RHK, a market research firm, expects the market for 10Gbps telecommunications modules to grow from approximately $357 million in 2006 to approximately $666 million in 2009, a CAGR of 23%. LightCounting, Inc., a research firm specializing in the market for transceivers, expects the market for 10Gbps data communications modules to grow from approximately $189 million in 2006 to approximately $569 million in 2009, a CAGR of 44%.

We were founded in September 2000 as a subsidiary of Hitachi Ltd. and subsequently spun-out of its fiber optic components business. We draw upon a 30 year history in fundamental laser research, manufacturing excellence, and product development that helped create several technological innovations such as the creation of 10Gbps and 40Gbps laser technologies. We work closely with Hitachi’s renowned research laboratories under long-term contractual relationships to conduct research and commercialize products based on fundamental laser and photodetector technology. We view our relationship with Hitachi as a competitive advantage because this relationship makes us a leader in fundamental semiconductor laser research for the communications market. These research efforts enable us to develop market leadership in the 10Gbps transceiver module market and place us in a strong position to develop differentiated products for emerging higher-speed markets, such as the 40Gbps and 100Gbps markets.

Since April 2001, we have expanded our customer base, increased our design wins eight fold across our top ten customers by revenue and made significant operational improvements. In addition, we have expanded our product lines and our patent portfolio which, as of January 15, 2007, includes 314 awarded patents and 353 pending patent applications as well as acquired and integrated two businesses. Through our direct sales force supported by manufacturer representatives and distributors, we sell products to many of the leading network systems vendors throughout North America, Europe, Japan and Asia. Our customers include many of the top telecommunications and data communications network systems vendors in the world. We also supply components to several major transceiver module companies and sell into select industrial and commercial applications such as medical systems, laser printers and barcode scanners where we can apply our core laser capabilities.

Industry Background

Over the past several years, telecommunications networks have undergone significant changes as network service providers pursue more profitable service offerings and lower operating costs. Network service providers continue to add high speed network access such as Wi-Fi, WiMAX, 3G, DSL, cable and FTTx, and are converging traditionally separate networks for delivering voice, video and data into IP-based integrated networks. Concurrent with these trends, a growing demand for high bandwidth applications such as e-mail, music and video downloads and streaming, on-line gaming, peer-to-peer file sharing and IPTV are challenging network service providers to supply increasing bandwidth to their customers. These applications drive increased network utilization across the core and at the edge of wireline, wireless and cable networks, which we collectively refer to as telecommunications networks. Additionally, in data communications, enterprises and institutions are managing the rapidly escalating demands for data and bandwidth and are upgrading and deploying their own high speed local, storage and wide area networks, also called LANs, SANs and WANs respectively. These deployments increase the ability to utilize high bandwidth applications that are growing in importance to their organizations and also increase utilization across telecommunications networks as this traffic leaves the LANs, SANs and WANs and travels over the network service providers’ edge and core networks.

Both telecommunications and data communications networks are utilizing optical networking technologies capable of supporting higher speeds, additional features and greater interoperability to accommodate higher bandwidth requirements and achieve the lowest cost. Today, both telecommunications network systems vendors such as Alcatel and data communications network systems vendors such as Cisco are producing optical systems increasingly based on 10Gbps and 40Gbps speeds including multi-service switches, DWDM transport terminals, access multiplexers, routers, Ethernet switches and other network systems. Mirroring the convergence of telecommunications and data communications networks, these network systems vendors are increasingly addressing both telecommunications and data communications applications. Faced with technological and cost challenges, they are focusing on their core competencies of software and systems integration, and are relying upon established module and component suppliers for the design, development and supply of critical hardware components such as products that perform the optical transmit and receive functions.

In order to address the increased network speed requirements, optical module and component companies need to provide products that incorporate improved semiconductor laser technology that addresses power consumption, operating temperature and size, all of which are inter-related primary challenges, while also meeting customers’ stringent demands for product reliability:

•	The Power Challenge. Modules that operate at 10Gbps consume two to more than five times as much electrical power as those modules operating at the preceding data rate and the power challenges are expected to become more difficult as the industry moves beyond 10Gbps. Network service providers generally have fixed, limited space in their network central offices, closets, and data centers to house network equipment, creating de facto standards on the physical size allowed for each piece of network equipment regardless of data rate. To offer increasingly higher speed systems, network system vendors need more efficient modules to support greater port density while adhering to power supply and cooling system constraints. These constraints drive the need for laser technology with higher temperature tolerance and improved efficiency which reduces power consumption and enables smaller form factor modules to be used.

•	The Temperature Challenge. Within an optical module, the laser diode is the most sensitive component to temperature. As a result, 10Gbps modules have in the past been constrained to 70ºC maximum operating case temperature. Even in temperature controlled environments, heat dissipation from neighboring electronic components can raise internal equipment temperatures to levels that degrade laser and module performance. Furthermore, some network equipment is located outdoors in non-temperature controlled environments where transceiver modules need to operate reliably up to an operating case temperature of +85ºC. Therefore, customers are demanding optical modules that can operate at wider temperature ranges, especially incorporating uncooled lasers that do not require costly and inefficient thermoelectric coolers.

•	The Size Challenge. The system throughput, data rate of each port and the overall chassis dimensions of the system define the bandwidth capacity of that system. Network service providers and enterprises have limited space in which to house their optical network equipment within an office or equipment room. Expanding the capacity of that system requires increasing the number of ports and the data rate of those ports. In order to meet these higher speed and density requirements industry leaders have defined smaller 10Gbps transceiver packages. As the size of these packages decrease, so does their ability to dissipate heat making it virtually impossible to support cooled laser technology. Therefore, lower power consumption uncooled laser technology with higher temperature tolerance and improved efficiency is required to meet the thermal capacity of these smaller packages.

The increasing complexity of the components, industry consolidation and the need to increase the pace of innovation while reducing costs have led the network systems vendors to reduce their number of module and component suppliers and favor vendors with more comprehensive product portfolios and deeper product expertise. Suppliers who can successfully meet these challenges may become involved early in network systems vendors’ product development and become a strategic part of their product planning process. Advantages of being one of these select suppliers can include faster time to market and cost advantages.

Our Key Advantages

We are a leading designer and manufacturer of transmit and receive optical modules and components which enable high-speed telecommunications and data communications networks globally. We believe we offer the most comprehensive 10Gbps transceiver product portfolio in the communications industry and are a leader in the rapidly developing 40Gbps technology market. Our modules and components are utilized by leading telecommunications and data communications network systems vendors such as Cisco and Alcatel. We have positioned ourselves as a strategic vendor for our customers engaging them early in their planning cycle to help guide product development, addressing the key market requirements and maintaining market leadership in core semiconductor laser-based technology. We believe customers choose to work with us for several reasons including:

Technology Leadership.  Our products are built on a foundation of optical technologies based on over 30 years of research and development experience, resulting in 314 patents awarded and 353 patent applications pending worldwide as of January 15, 2007. Our technology innovation extends to core semiconductor laser design and materials systems, optical and electronic component integration, high precision wavelength stability for DWDM and tunable applications, and high speed transmission design for 40Gbps and higher speeds. The semiconductor laser is at the core of all optical systems and is one of the most complex aspects of optical communications with a long development cycle. We are one of only a limited number of global providers of high performance 10Gbps and above lasers. We conduct our research both independently and through long-term contractual relationships with Hitachi. We are committed to conduct fundamental semiconductor laser research as a source of differentiation. By maintaining leadership in semiconductor laser technology, we are able to better maximize the performance of our transceiver modules as well as gain cost and operational efficiencies through selective vertical integration.

Broad Product Line.  We have one of the most comprehensive transmit and receive optical module portfolios for both telecommunications and data communications applications particularly for 10Gbps transceiver modules. Our products support a wide range of data rates, protocols, wavelengths, transmission distances and industry standard platforms. Our portfolio consists of 10Gbps and 40Gbps transceiver modules, including tunable transceivers, a broad line of 2.5Gbps and lower speed SFP transceiver modules, and new or planned products for emerging product platforms such as SFP+ and XMD. We believe the breadth of our product portfolio positions us favorably with leading network systems vendors seeking to reduce their number of suppliers in favor of partnering with suppliers with greater product capabilities and expertise.

Superior Performance.  Our performance advantage is, in most cases, due to the use of our industry leading lasers, superior integration and module design capabilities. Our core semiconductor laser technology allows us to efficiently design products that exceed the current power, size, temperature and reliability requirements of our customers, thus providing them with additional system level reliability and design flexibility. For example, one of our newest products is an indium phosphide and aluminum based 10Gbps uncooled DFB that enables 10Gbps optical transceivers to have an operating case temperature of 85ºC and provides network system vendors additional heat tolerance margin. This technology delivers reduced power consumption that enables high port density and smaller packages. This technology is allowing us to develop new 10Gbps modules to be used in outdoor non-temperature controlled environments and enable higher capacity in our customers’ next generation systems. In addition to our superior technological performance, we have established long-term relationships with customers by working closely with them to better understand the individual requirements of their products and by providing superior customer service and technical support.

Continuous Innovation.  We continuously innovate in laser and optical technologies such as uncooled DFB lasers and EA-DFBs. As a result, our customers often involve us early in the planning process for their next generation of products or engage us to create custom solutions for complex problems. Our early involvement in the design cycles of our customers’ products deepens our understanding of their long-term needs, increases our strategic importance to these customers and enhances our ability to cost effectively introduce new products that best address their needs. As an example of our successful innovation history, we have won several customer awards including Cisco’s prestigious Technology Alignment Award. We were also the first to market or have been a leading market innovator in products such as 10Gbps lasers, 10Gbps 300 pin transceivers, a DWDM version of a XENPAK transceiver, a 40Gbps laser and transceiver, an APD that meets the more stringent long distance telecom specification and an uncooled XFP module operating at 85ºC.

MSA Leadership.  We actively participate with network systems vendors and module and component vendors in the establishment of multi-source agreements, also known as MSAs, which define new product generations. Many customers use these MSAs as a framework for the design of their new systems. These MSAs specify the mechanical dimensions, electrical interface, diagnostic and management features and other key specifications such as heat and electrical interference that enable network systems vendors to plan their new systems accordingly. We are able to substantially influence the MSAs due to our sustained leadership position in the industry and understanding of key customer needs, an understanding developed via our close relationships at the research and development planning level and extensive technical support resources. We are founders or early members of successful 10Gbps MSAs such as 300 pin, XENPAK, X2 and XMD. We believe our involvement in MSA committees, in which our customers also participate, contributes to customer confidence that our new products will meet their performance, quality and manufacturing expectations.

Strategy

Our strategy is to be the leading provider of high performance optical modules and components by providing a broadening range of transmit and receive products that address our customers’ needs. Elements of our strategy include the following:

Focus on High Growth Product and Market Opportunities.  We will continue to focus our product development resources on high growth market segments both within the markets we currently serve as well as in new markets that utilize our core technologies. We will continue to invest substantially in the market for 10Gbps optical components and are selectively increasing our investments in 40Gbps technologies as the market gains momentum. We believe high growth opportunities exist even within more mature communications segments by virtue of introducing innovative laser device structures such as short cavity DBR and long wavelength VCSEL lasers with superior performance characteristics to current generation products. Outside of communications, we believe we can address opportunities by developing products based upon our core laser technology. One such product is a semiconductor green laser diode which our non-communications customers have been requesting for consumer applications such as displays, construction tools and laser pointers.

Grow Revenues Within Existing Customer Base and Selectively Add New Customers.  We will continue to broaden our strategic relationship with key customers by maximizing design wins across their product lines. We will continue to leverage the approved vendor status we have with these key customers to qualify our products into additional optical systems, a process which is accelerated when we are already qualified in our customers’ other systems. To this end, we are adding sales and technical support staff to better serve key customers, markets and regions. We also intend to add to our number of strategic relationships by selectively targeting certain existing customers with whom we are not yet a strategic vendor. We will expand our development efforts with these customers through initiatives including providing specialized sales and support resources, holding technology forums to align our product development effort and implementing custom manufacturing linkages. Lastly, we plan to selectively approach and achieve design wins with the few network systems vendors who we do not currently serve.

Continue to Invest in Technology.  We believe our semiconductor laser technology together with our expertise in module design and integration are the main contributors to the on-going performance improvements in our high performance modules. The cost of the laser makes up a substantial portion of the total module cost. Through our vertical integration and ownership of key high performance laser technology, we believe we have a substantial cost advantage over competitors that must buy lasers from third parties at higher costs and with less ability to drive innovation. In order to maintain our position at the forefront of next generation optical modules and components, we intend to continue our longstanding relationship with Hitachi and our joint commitment to fundamental laser and materials research. These factors, combined with the number of patents we hold, provide us with a competitive advantage. Notably, we have fewer competitors for the lasers we make than at the module level.

Engage our Customers Early in their Product Planning Cycle.  By engaging our customers early in their system design process, we gain critical information regarding their system requirements and objectives which influences our module and component design. Our sales force, product marketing teams and developmental engineers engage regularly with our customers to understand their product development plans. Additionally, for certain customers, we hold periodic technology forums so that the product development teams of our customers can interact directly with our research and development teams. Likewise, our early involvement in their system development processes also enables us to influence MSAs and introduce differentiated products that comply with MSAs and customer specific requirements. Moreover, this dynamic interaction between ourselves and our customers provides us a significant competitive advantage, valuable insight and a close customer relationship that grows over each generation of products introduced by our customers.

Continue to Improve Our Manufacturing Process.  We will continue to improve our manufacturing process thereby extending our leadership in product quality and performance, time to market and cost effectiveness. The tight integration between our research and development teams and our manufacturing operations enables us to successfully operationalize manufacturing innovations and selectively outsource operations to lower cost manufacturers when the technology has stabilized. We will continue to manage our supplier base and purchasing to streamline parts management, minimize inventory and strengthen key vendor relationships.

Explore Strategic Acquisitions.  We intend to pursue selective acquisitions to strengthen our market position, enhance our technology base, optimize our production capacity and expand our geographic presence. We intend to evaluate and potentially acquire companies with synergistic or complementary technologies, customer relationships and product offerings. We intend to be selective about our acquisitions and will require companies to meet both strategic and financial goals. An example of this strategy is our acquisition of Pine Photonics which expanded our presence and product offerings to network systems vendors.

Technology and Research and Development

We utilize our proprietary technology at many levels within our product development, ranging from the basic materials research that created the innovative materials we use in our lasers to the sophisticated component integration and optimization techniques we use to design our modules. We are committed to conducting fundamental research in laser technologies. In addition, we have a proven record of successfully producticizing this research. Our technology is protected by our strong patent portfolio and trade secrets developed in deployments with our extensive customer base. Our leading technologies start with our fundamental laser technology and extend through design and assembly. In particular, the following technologies are central to our business:

Semiconductor Laser Design & Manufacturing.  We are a leading manufacturer and designer of lasers for high speed fiber optic communications such as 10Gbps and 40Gbps. In the development and manufacturing of new lasers, we utilize accumulated knowledge in areas such as semiconductor growth, semiconductor materials systems, quantum well engineering, design for very precise wavelengths, and high frequency performance. This knowledge enables performance improvements such as miniaturization, wavelength control, wide temperature, and high speed operation, and provides us with a time and knowledge advantage over companies that source their 10Gbps lasers from other companies.

Optical Semiconductor Materials.  Central to our laser design and manufacturing is our experience and research in materials, one of the most challenging aspects of optical communications technology and a source of competitive advantage. Our advances in optical semiconductor materials have enabled us to develop new lasers that are more compact, offer greater control of the light emitted and utilize less power to operate. For example, our innovations in the use of aluminum in semiconductor lasers are utilized in several of our newest lasers including our uncooled DFB laser and an EA-DFB laser which integrates a modulator with the DFB laser on the same chip. The use of aluminum gives these lasers increased temperature tolerance, improved efficiency, faster response time and greater wavelength stability, all while achieving or exceeding industry reliability requirements. Our research continues on new materials systems such as GaInNAs which we are developing for use in long wavelength VCSELs and further improvements in laser operating temperature and efficiency. We also have developed novel techniques for the use of the materials system InAlAs in the construction of high performance avalanche photodiodes which is central to performing the receive function.

Subassembly Design.  Laser diodes and photodetectors are particularly sensitive to external forces, fields and chemical environments, so they are typically housed in a hermetically sealed package. These laser diodes and photodetectors are placed upon special ceramic circuit boards and are packaged into a mechanical housing with certain electronics into transmit or receive optical subassemblies, or TOSA and ROSA, respectively. We have experts dedicated to TOSA and ROSA design with fundamental knowledge in laser physics, high frequency design and mechanical design who have garnered numerous patents. We are a founding member of the XMD MSA which creates a platform of miniature, high performance TOSAs and ROSAs for 10Gbps that can be used across multiple products and sold to external customers.

Module Design.  Transceiver modules integrate the TOSA, ROSA, integrated circuits and other components into compact packages specified by various MSAs. We possess key technology in the form of high speed circuit design skills for error-free processing, transmitting, receiving and outputting of information, exceptional mechanical design to allow for higher tolerance of electrical and mechanical shock, and excellent thermal design to transfer heat away from key components and out of the module. We also have expertise in the design and manufacture of optical modules for long distance transmission including tunable laser modules. Long distance transmission modules require special manipulation of the optical signal to insure that error free transmission is achieved over tens to hundreds of kilometers of optical fiber.

Our research and development plans are driven by customer input obtained by our sales and marketing teams, in our participation in various MSAs, and our long-term technology and product strategies. We review research and development priorities on a regular basis and advise key customers of our progress to achieve better alignment in our product and technology planning. For new components and more complex modules, research and development is conducted in close collaboration with our manufacturing operations to shorten the time to market and optimize the manufacturing process. We generally perform product commercialization activities ourselves and utilize our Hitachi relationship to jointly develop or fund more fundamental optical technology such as new laser designs and materials systems.

Products

We design, manufacture and market optical modules and components that transmit and receive data, used in both telecommunications and data communications markets, and have one of the most comprehensive transceiver product portfolios for these markets, particularly at 10Gbps data rates. Our product portfolio includes a broad range of solutions that vary by level of integration, communications protocol, form factor and performance level. Our portfolio primarily consists of 10Gbps and 40Gbps transceiver modules, including tunable transceivers, a broad line of 2.5Gbps and lower speed SFP transceiver modules, and new or planned products for emerging MSAs such as SFP+ and XMD. We sell transmit and receive optical modules and components, which are optical components that either generate or receive light signals, and our products are distinguished by their reliability and superior performance across several technical parameters.

The primary components that comprise all of our products are laser diodes and photodetectors. The laser diode provides the light source for communication over fiber optic cables. Our current communications laser diode product offering includes DFB lasers and EA-DFB lasers at selected 2.5Gbps and 10Gbps data rates and 1310nm and 1550nm wavelengths. Photodetectors receive the optical signal; we offer high performance avalanche photodiodes, or APDs, that operate at the same data rates and wavelengths of our lasers. We believe our laser diodes and photodetectors offer superior performance in key metrics such as reliability, temperature range, power consumption, stability and sensitivity.

The next level of integration involves packaging the laser diodes or photodetectors with integrated circuits and other electronic components that perform various control and signal conversion functions. A transmitter combines a laser diode with electronic components that control the laser and convert electrical signals from the network systems equipment into optical signals for transmission over optical fiber. A receiver combines a photodetector with electronic components that performs the opposite function, namely, converting the optical signal back into electrical form for processing by the network systems equipment. A transceiver combines both transmitter and receiver functions in a single module.

These modules support a wide range of protocol interfaces for telecommunications and data communications systems such as Ethernet, Fibre Channel, and SONET/SDH ranging in speeds from 155Mbps to 40Gbps as well as utilizing DWDM and tunable technology. Depending on the system type, telecommunications systems may have two to sixteen transceiver modules typically mounted onto line cards while data communications systems may have from two to forty-eight ports. Optical network systems vendors now rely upon transceiver modules to perform the transmit and receive functions in most of their new system designs.

Our products include:

Product Line
Product Types	Equipment	Application	Speed	Reach	Shipping

300 pin	Transport & Routers	Telecom & Datacom	40Gbps	2km	Since 2004

300 pin	Transport, MSS, Routers & AM*	Telecom & Datacom	10Gbps	600m, 2km, 12km, 20km, 40km, 80km, DWDM & Tunable	Since 2000

XENPAK	Switches & Routers	Datacom	10Gbps	300m, 10km, 40km, 80km & DWDM	Since 2002

X2	Switches & Routers	Datacom	10Gbps	300m, 10km, 40km, 80km	Since 2004

XPAK	Servers, Switches	Datacom	10Gbps	300m, 10km	Since 2005

XFP	Transport, MSS, Switches, Routers & AM, Servers	Datacom	10Gbps	300m, 600m, 2km, 12km, 20km, 40km, 80km, DWDM & Tunable	Since 2004

XMD TOSA & ROSA	Transceiver Vendors	Telecom & Datacom	10Gbps	10km, 40km, 80km	Since 2005

LDM/PDM	Transport & MSS	Telecom	10Gbps	40km, 80km, DWDM	Since 2000

SFP	Transport, MSS, Routers & AM	Telecom	155Mbps, 622Mbps, 2.5Gbps	2km, 15km, 40km, 80km, DWDM	Since 2003

SFP	Hubs & Switches	Datacom	1.25Gbps	500m, 10km	Since 2004

* MSS refers to multi-service switches and AM refers to access multiplexers.

For the industrial and commercial markets, we offer lasers and infrared LEDs for a variety of specialized applications. Our products include visible lasers around the 635nm, 650nm and 670nm wavelengths for applications such as laser printing, industrial barcode scanning, medical imaging and professional contractor tools; lasers around the 780nm and 830nm wavelengths for scientific measurement, night vision, and other infrared applications, and infrared LEDs around the 760nm, 840nm and 880nm wavelengths for sensors used in robotics and other industrial applications.

Customers

We have a global customer base for both the telecommunications and data communications markets. Our customers include many of the leading network systems vendors worldwide. The following table is a list of major customers for the year ended March 31, 2006:

•	Alcatel-Lucent;

•	Ciena Corporation;

•	Cisco Systems, Inc.;

•	ECI Telecom LTD;

•	Extreme Networks, Inc.;

•	Fujitsu Limited;

•	Hitachi, Ltd.;

•	Huawei Technologies Co., Ltd.;

•	Juniper Networks, Inc.; and

•	Mitsubishi Electric Corp.

The number of leading network systems vendors that supply the global telecommunications and data communications market is concentrated, and so, in turn, is our customer base. Additionally, Cisco, Hitachi and Alcatel-Lucent have consistently been three of our largest customers. Cisco represented 27.9%, 28.5% and 20.6% of our total revenues for the years ended March 31, 2006, March 31, 2005 and March 31, 2004 respectively. Hitachi accounted for 15.0%, 16.7% and 21.9% of our total revenues for the years ended March 31, 2006, March 31, 2005 and March 31, 2004, respectively. Alcatel is our largest telecommunications customer representing 12.7%, 15.3% and 5.4% of our total revenues for the years ended March 31, 2006, March 31, 2005 and March 31, 2004, respectively. As of November 30, 2006, Alcatel merged with Lucent Technologies. For the nine month period ended December 31, 2006, Cisco and Alcatel-Lucent accounted for 37.3% and 19.7% of revenues, respectively. For the nine month period ended December 31, 2005, Cisco, Alcatel and Hitachi and its affiliates, accounted for 27.6%, 12.8% and 16.3% of revenue, respectively.

Other than Cisco, Hitachi and Alcatel, no other customer accounted for more then ten percent of sales for the years ended March 31, 2006, March 31, 2005 and March 31, 2004.

These customers purchase from us directly or, in certain cases, indirectly through their specified contract manufacturers.

Our customers in the industrial and commercial markets consist of a broad range of companies that design and manufacture laser-based products. These include medical and scientific systems, industrial bar code scanners, professional grade construction and surveying tools, gun sights and other security equipment, sensors for robotics and industrial automation, and printing engines for high-speed laser printers and plain paper copiers.

Backlog

We believe that backlog orders are not a meaningful indicator of future business prospects. A substantial portion of our revenues are derived from sales pursuant to individual purchase orders. Commitments under these purchase orders remain subject to negotiation with respect to quantities and delivery schedules and are generally cancelable without significant penalties. In addition, manufacturing capacity and availability of key components may impact the timing and amount of revenue ultimately recognized under such sale arrangements. Accordingly, we do not believe that the backlog of undelivered product under these purchase orders is a meaningful indicator of our future financial performance.

Competition

The market for optical modules and components is highly competitive and is characterized by continuous innovation. While no company competes against us in all of our product areas, our competitors range from the large, international companies offering a wide range of products to smaller companies specializing in narrow markets. In the telecommunications and data communications markets, we compete primarily with the suppliers of transmit and receive optical modules and components, at both the level of basic building blocks, such as lasers and photodetectors, as well as at the integrated module level such as transceivers for telecommunications and data communications applications. Competitors include Avago, Avanex, Bookham, Finisar, Fujitsu, Intel, JDS Uniphase, Mitsubishi, Optium, and Sumitomo (which markets products in North America as Excelight). The market for optical modules and components is highly competitive. We believe the principal competitive factors are:

•	product performance including size, speed, operating temperature range, power consumption and reliability;

•	price to performance characteristics;

•	delivery performance and lead times;

•	ability to introduce new products in a timely manner that meet customers’ design-in schedules and requirements;

•	breadth of product solutions;

•	sales, technical and post-sales service and support;

•	sales channels; and

•	ability to comply with new industry MSAs and requirements.

In our industrial and commercial product lines, we principally compete with Sanyo, Sony, Arima and QSI. We believe the principal competitive factors are:

•	product performance including power output, wavelength, power consumption, operating temperature range, and reliability;

•	price to performance characteristics;

•	delivery performance and lead times;

•	breadth of product solutions;

•	sales, technical, and post-sales service and support; and

•	sales channels.

Because some of our competitors are large public companies that have longer operating histories and have greater financial, technical, marketing and other resources than we have, these companies have the ability to devote greater resources to the development, promotion, sale and support of their products. For example, in the telecommunications and data communications markets, some of our competitors have broader product portfolios by supplying passive components or a broader range of lower speed transceivers. Other competitors may also have preferential access to certain network systems vendors, or offer directly competitive products which may have better performance measures than our products. In addition, our competitors that have large market capitalizations or cash reserves may be better positioned than we are to acquire other companies in order to gain new technologies or products that may compete with our product lines. Any of these factors could give our competitors a strategic advantage. Therefore, although we believe we currently compete favorably with our competitors, we cannot assure you that we will be able to compete successfully against either current or future competitors in the future.

Manufacturing

We fabricate key lasers and photodetectors for use in our modules and for sale to other module suppliers in our dual research and development and manufacturing facilities in Totsuka and Komoro in Japan. Optical component manufacturing is highly complex, utilizing extensive know-how in multiple disciplines and accumulated knowledge of the fabrication equipment used to achieve high manufacturing yields, low cost and high product consistency and reliability. Co-location of our research and development and manufacturing teams and utilization of well-proven fabrication equipment helps us shorten the time to market and achieve or exceed manufacturing cost and quantity targets. After chip fabrication, we utilize contract manufacturing partners for the more labor intensive step of packaging the bare die into standardized components such as TOSAs, ROSAs, laser diode modules and TO cans that are then integrated into transceiver modules and other products.

For our 10Gbps transceiver modules, we use a combination of internal manufacturing and contract manufacturing. Typically, we begin manufacturing new 10Gbps modules in-house to optimize manufacturing and test procedures to achieve internal yield and quality requirements before transferring production to our contract manufacturing partners. We develop long-term relationships with strategic contract manufacturing partners to reduce assembly costs and provide greater manufacturing flexibility. The manufacture of some products such as certain customized 10Gbps modules and 40Gbps modules may remain in-house even in mass production to speed time to market and bypass manufacturing transfer costs.

For our 2.5Gbps and lower speed SFP modules, we typically move new product designs directly to contract manufacturing partners. These lower speed modules are generally less complex than 10Gbps modules and ramp up to much greater volumes in mass production.

Our contract manufacturing partners are located in China, Japan, the Philippines, Taiwan, Thailand and the United States. Certain of our contract manufacturing partners that assemble or produce modules are strategically located close to our customers’ contract manufacturing facilities to shorten lead times and enhance flexibility.

We follow established new product introduction processes that ensures product reliability and manufacturability by controlling when new products move from sampling stage to mass production. We have stringent quality control processes in place for both internal and contract manufacturing. We utilize comprehensive manufacturing resource planning systems to coordinate procurement and manufacturing to our customers’ forecasts. These processes and systems help us closely coordinate with our customers, support their purchasing needs and product release plans, and streamline our supply chain.

Sales, Marketing and Technical Support

In the communications market, we primarily sell our products through our direct sales force supported by a network of manufacturer representatives and distributors. Our sales force works closely with our field application engineers, product marketing and sales operations teams in an integrated approach to address a customer’s current and future needs. We assign account managers for each customer account to provide a clear interface to our customers, with some account managers responsible for multiple customers. The support provided by our field application engineers is critical in the product qualification stage. Transceiver modules, especially at 10Gbps and above, are complex products that are subject to rigorous qualification procedures of both the product and the supplier and these procedures differ from customer to customer. Also, many customers have custom requirements in addition to those defined by MSAs in order to differentiate their products and meet design constraints. Our product marketing teams interface with our customers’ product development staffs to address customization requests, collect market intelligence to define future product development, and represent us in MSAs.

For key customers, we hold periodic technology forums for their product development teams to interact directly with our research and development teams. These forums provide us insight into our customers’ longer term needs while helping our customers adjust their plans to the product advances we can deliver. Also, our customers are increasingly utilizing contract manufacturers while retaining design and key component qualification activities. As this trend matures, we continually upgrade our sales operations and manufacturing support to maximize our efficiency and flexibility and coordination with our customers.

In the industrial and commercial market, we primarily sell through a network of manufacturing representatives and distributors to address the broad range of applications and industries in which our products are used. The sales effort is managed by an internal sales team and supported by dedicated field application engineering and product marketing staff. We also sell direct to certain strategic customers. Through our customer interactions, we continually increase our knowledge of each application’s requirements and utilize this information to improve our sales effectiveness and guide product development.

Since inception, we have actively communicated the Opnext brand worldwide through participation at trade shows and industry conferences, publication of research papers, bylined articles in trade media, advertisements in trade publications and interactive media, interactions with industry press and analysts, press releases and our company web site, as well as through print and electronic sales material.

Patents and Other Intellectual Property Rights

We rely on patent, trademark, copyright and trade secret laws and internal controls and procedures to protect our technology and brand.

As of January 15, 2007, we have been issued 314 patents and have 353 patent applications pending. Patents have been issued in various countries including the U.S., Japan, Germany and France, with the main concentrations in the U.S. and Japan. Of the 132 patents issued in the U.S., 23 will expire within the next five years, and of those, seven will expire in the next two years. Of the 152 patents issued in Japan, 40 will expire in the next five years, and of those, 20 will expire in the next two years. We do not expect the expiration of our patents in the next two years to materially affect our business. Our patent portfolio covers a broad range of intellectual property including semiconductor design and manufacturing, optical device packaging, TOSA/ROSA and module design and manufacturing, electrical circuit design, tunable and DWDM technology, connectors and manufacturing tools. We follow well-established procedures for patenting intellectual property and have internal incentive plans to encourage the protection of new inventions.

For technologies that we develop in cooperation with Hitachi, either on a joint development or funded project basis, we have contractual terms that define the ownership, use rights, and responsibility for intellectual property protection for any inventions that arise. We also benefit from long-term cross-licensing agreements with Hitachi that allow either party to leverage certain of the other party’s intellectual property rights worldwide and obligate Hitachi to try to extend its third party cross licenses to us.

Opnext is a registered trademark in the U.S., Japan and the European Union as a Community Trademark (CTM). Trademark registration is pending in China. We have three product family names trademarked with two pending. We also have a licensing agreement in place with Hitachi to utilize the indication “Powered by Hitachi” in our logo.

We take extensive measures to protect our intellectual property rights and information. For example, every employee enters into a confidential information, non-competition and invention assignment agreement with us when they join and are reminded of their responsibilities when they leave. We also enforce a confidential information and invention assignment agreement with contractors.

Employees

As of December 31, 2006, we had 405 full-time employees globally. Of the 405 employees, 307 are located in Japan, 87 in the U.S., eight in Europe and three in China. Of our 405 total employees, 152 are in research and development, 144 are in manufacturing, 59 are in sales and marketing, and 50 are in administration. We consider our relationships with our employees to be good. In addition, none of our employees are represented by a labor union.

Facilities

We lease space in the United States, Japan, Germany and China.

We do not own any real property. We believe that our leased facilities are adequate to meet our needs for the foreseeable future.

The table below lists and describes the terms of our leased properties:

Location	Approximate Square Feet	Function	Lease Expiration Date

United States
Eatontown, New Jersey	26,285 (of which 7,815 are subleased to two third parties)	Administration, Sales, Marketing	August 23, 2011 (for the master lease; April 30, 2007 and February 28, 2009, respectively, for the two subleases)
Fremont, California	18,160	Sales, Manufacturing, Research and Development	July 31, 2008
Orange City, Florida	710	Sales	November 30, 2007
International
Totsuka, Japan	112,893 (10,488 square meters)	Manufacturing, Research and Development	September 30, 2011 (with automatic 1-year extensions unless notice given by either party)
Komoro, Japan	34,542 (3,209 square meters)	Manufacturing, Research and Development	March 31, 2011 (5-year automatic extensions unless notice given by either party)
Chiyoda-ku, Japan	2,330 (216 square meters)	Sales	June 11, 2008 (with unlimited automatic 2-year extensions)
Munich, Germany	2,153 (200 square meters)	Sales	September 30, 2007
Shanghai, China	560 (52 square meters)	Market Research	March 31, 2007

Environmental

Our operations involve the use, generation and disposal of hazardous substances and are regulated under international, federal, state and local laws governing health and safety and the environment. We believe that our products and operations at our facilities comply in all material respects with applicable environmental laws and worker health and safety laws; however, the risk of environmental liabilities cannot be completely eliminated.

Legal Proceedings

We are from time to time subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would in management’s judgment based on information currently available, have a material adverse effect on our results of operations or financial condition.

MANAGEMENT

Executive Officers

The following table sets forth certain information regarding our directors and executive officers as of December 31, 2006.

Name	Age	Position

Harry L. Bosco	61	Director, President & Chief Executive Officer
Michael C. Chan	52	Executive Vice President, Business Development and Product Portfolio Management
Chi-Ho Christopher Lin	43	Senior Vice President, Global Sales
Robert J. Nobile	46	Chief Financial Officer and Senior Vice President, Finance
Kei Oki	58	Executive Vice President, Opnext, Inc. & President, Opnext Japan, Inc.
Tammy L. Wedemeyer	37	Vice President, Business Management / Corporate Secretary
Dr. Naoya Takahashi (1)(2)	58	Chairman of the Board
Dr. David Lee (1)(2)	57	Co-Chairman of the Board
Tetsuo Takemura	55	Director
Ryuichi Otsuki	48	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

Harry L. Bosco has served as our president, chief executive officer and board director since November 2000. Mr. Bosco served in various management, engineering and executive positions at Lucent Technologies/AT&T/Bell Laboratories from 1965 to October 2000; his most recent position as Optical Networking Group President. Mr. Bosco holds an Associate of Science and Bachelor of Science in Electrical Engineering from Pennsylvania State University/Monmouth University and a Master of Science in Electrical Engineering from Polytechnic Institute of New York. Mr. Bosco has been a Director on the Arris Inc. Board since 2002.

Michael C. Chan has served as our executive vice president of business development and product portfolio management since January 2001. Mr. Chan spent more than 18 years with Lucent Technologies, AT&T and Bell Laboratories. Mr. Chan’s last position at Lucent was as chief strategy officer for the Optical Networking Group and before that as Chairman and President of Lucent China. Mr. Chan holds a Bachelor of Arts in Physics, Brandeis University and a Master of Science in Operations Research, Columbia University, and is a graduate of the Wharton Advanced Management Program, University of Pennsylvania.

Chi-Ho Christopher Lin has served as our senior vice president of global sales since January 2001. Prior to joining Opnext, Mr. Lin held several senior engineering and sales positions at various telecommunications companies; his most recent position as Chief Operating Officer for Lucent Technologies China Ltd. Mr. Lin holds a Bachelor of Science in Electrical Engineering from the University of Washington and a Master of Science from Columbia University.

Robert J. Nobile has served as our senior vice president of finance since March 2001 and most recently was appointed Chief Financial Officer. Mr. Nobile served in various financial positions throughout his career; his most recent at Kodak Polychrome Graphics, a global joint venture between Eastman Kodak and Sun Chemical, whereby he held the position of senior vice president of business integration, and before that as senior vice president and chief financial officer. Mr. Nobile holds a Bachelor of Science in Accounting from St. John’s University and is a CPA.

Kei Oki has served as executive vice president and Opnext Japan Inc. president since April 2004. Mr. Oki served in various management and executive positions at Hitachi from 1988 to 2004; his most recent position as executive project manager at Information and Telecommunication Systems, International Sales Division. Mr. Oki holds a Bachelor of Arts in Economics from Keio University.

Tammy L. Wedemeyer has served as our vice president of business management since January 2001 and corporate secretary since May 2005. Ms. Wedemeyer spent more than ten years at Lucent Technologies in a variety of business management roles, most recently as senior operations manager of the Optical Networking Group. Ms. Wedemeyer holds an Associate of Arts in Administration from Brookdale Community College.

Dr. Naoya Takahashi has served on our board of directors as chairman since June 2006. Dr. Takahashi presently serves as Vice President and Executive Officer, Executive Vice President and Chief Technology Officer of Information & Telecommunication Systems Group at Hitachi, Ltd, responsible for leading the company’s storage and platform network business. Since joining Hitachi in 1973, Dr. Takahashi has held a number of positions, playing key roles in marketing, research and development and business management. Dr. Takahashi holds a bachelor’s degree and a master’s degree in Electrical Engineering from Keio University in Japan. He also holds a PhD in Information Engineering from Keio University and served as a visiting scholar at the Computer Systems Laboratory, Stanford University.

Dr. David Lee has served on our board of directors as co-chairman since November 2000. Dr. Lee is a co-founder and Managing General Partner of Clarity Partners, L.P., a private equity investment firm based in Los Angeles. Prior to the formation of Clarity Partners, Dr. Lee co-founded Global Crossing Ltd. in 1997, a global broadband communication services provider, and was its president through June 2000. Global Crossing Ltd. filed for bankruptcy in January 2002. Dr. Lee is a graduate of McGill University and holds a Doctorate in physics with a minor in economics from the California Institute of Technology.

Tetsuo Takemura has served as a board director since April 2006. Mr. Takemura has held various positions at Hitachi from 1975 to present. He is currently the Corporate Officer of Hitachi and serves as the Chief Operating Officer for the Information and Technology Systems Group. Mr. Takemura holds a master’s degree in Engineering from Tokyo Institute of Technology. Mr. Takemura has resigned from our board of directors effective upon the consummation of this offering.

Ryuichi Otsuki has served as a board director since December 2005. Mr. Otsuki has held various positions at Hitachi from 1981 to present including Hitachi Data Systems and PC Corporation as well as many functions within the Global Business Planning and Operation Division. He is currently the Executive General Manager, Global Business Planning & Operations Division, Information & Telecommunication Systems at Hitachi. Mr. Otuski graduated from Nagoya University School of Law.

John F. Otto, Jr. will serve as a board director upon consummation of this offering. Mr. Otto presently is a Principal at Waterfront Partners, LLC. Prior to his current position, Mr. Otto has held various investment banking positions including as a Managing Director at Merrill Lynch & Co., Senior Managing Director at Bear Stearns & Co., Inc. and most recently as a Managing Director at Salomon Brothers/Salomon Smith Barney/Citigroup from which he retired in 2002. Mr. Otto is a graduate of Boston College and holds a Master of Business Administration degree from Columbia University Graduate School of Business.

Corporate Governance and Board Composition

Our board of directors is composed of five directors. Upon consummation of this offering, we will divide the terms of office of the directors into three classes:

Class I, whose term will expire at the annual meeting of stockholders to be held in 2007;

Class II, whose term will expire at the annual meeting of stockholders to be held in 2008; and

Class III, whose term will expire at the annual meeting of stockholders to be held in 2009.

Upon the closing of this offering, Class I will consist of Mr. Ryuichi Otsuki, Class II will consist of Dr. David Lee and Dr. Naoya Takahashi, and Class III will consist of Mr. John Otto, Jr. and Mr. Harry L. Bosco. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of the board of directors may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Our board of directors has determined that Mr. John F. Otto, Jr. is independent within the meaning of the NASDAQ rules.

Board Committees

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and standing committees. Our board of directors currently has an audit committee and compensation committee. Upon completion/prior to the consummation of this offering, our board of directors intends to appoint a nominating/corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee.  Our audit committee consists of Dr. Naoya Takahashi, Dr. David Lee and Mr. John F. Otto, Jr.. Our board of directors has determined that Mr. John F. Otto, Jr. satisfies the independence requirements of the NASDAQ Global Market and the SEC. Mr. John F. Otto, Jr. serves as the chairman of this committee, and our board of directors has determined that Mr. John F. Otto, Jr. qualifies as an “audit committee financial expert” as that term is defined in the rules and regulations established by the SEC. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	appointing, compensating, retaining and overseeing the work of our independent auditors;

•	pre-approving audit and non-audit services of our independent auditors;

•	reviewing our audited financial statements and reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

•	reviewing the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor’s senior personnel that are providing us audit services; and

•	reviewing all related-party transactions for approval.

Both our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

Compensation Committee.  Our compensation committee consists of Dr. Naoya Takahashi, Dr. David Lee and Mr. John F. Otto, Jr. Our board of directors has determined that Mr. John F. Otto, Jr. satisfies the independence requirements of the NASDAQ Global Market. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. Mr. John Otto, Jr. serves as the chairman of this committee. The functions of this committee include:

•	reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans; and

•	exercising authority under our equity incentive plans.

Nominating/Corporate Governance Committee.  Our Nomination/Corporate Governance Committee consists of Mr. John F. Otto, Jr. Our board of directors has determined that Mr. John F. Otto, Jr. satisfies the independence requirements of the NASDAQ Global Market. The functions of this committee will include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors;

•	developing guidelines for board composition;

•	recommending processes for annual evaluations of the performance of the board of directors, the chairman of the board of directors and the chief executive officer; and

•	reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Compensation Committee Interlocks and Insider Participation in Compensation Decisions

None of our executive officers serves as a member of the compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

After consummation of this offering, we intend to pay our non-employee directors an annual retainer of $25,000 as fees related to their service on our board of directors. Any non-employee director who also serves as chairman of the audit committee will receive an annual retainer of $5,000 in addition to the foregoing retainer of $25,000. Any non-employee director who also serves as chairman of the compensation committee will receive an annual retainer of $5,000 in addition to the foregoing retainer of $25,000. We intend to pay our non-employee directors $2,000 for attendance at each board meeting and $500 for attendance at each committee meeting and to promptly reimburse all directors for reasonable expenses incurred to attend meetings of our board of directors or committees. In addition, on the date of each of our annual meetings of stockholders, and commencing with our first annual meeting of stockholders following the consummation of this offering, each individual who is elected or re-elected as an independent director will automatically be granted a number of shares of restricted stock or, at the election of such individual, restricted stock units equal to the amount obtained by dividing $25,000 by the fair market value of a share of stock on the date of such meeting. Subject to the director’s continued service with Opnext, each grant will vest with respect to 25% of the shares or restricted stock units, as applicable, on each of the first four quarterly anniversaries of the date of grant.

Summary Compensation Table

The following summarizes the compensation earned during the fiscal years ended March 31, 2006, 2005 and 2004 by our chief executive officer and our four other most highly compensated executive officers who were serving as executive officers on March 31, 2006. We refer to these individuals as our “named executive officers.”

	Annual Compensation				Long Term Compensation
						Securities
					Restricted	Underlying
				Other Annual	Stock	Options/SARs	All Other
Name and Principal Position(s)	Year	Salary	Bonus	Compensation	Award(s)(1)	(#)	Compensation(2)(3)(4)

Harry L. Bosco	2006	$400,000	—	—	—	—	$9,338(2)
Chief Executive Officer and							7,010(3)
President							14,722(4)
	2005	400,000	—	—	$562,000	150,000	$8,671(2)
							5,777(3)
							13,897(4)
	2004	400,000	—	—	—	—	$7,604(2)
							7,837(3)
							13,458(4)
Michael C. Chan	2006	325,000	—	—	—	—	$9,338(2)
Executive Vice President							5,998(3)
Business Development &							14,516(4)
Product Portfolio	2005	325,000	—	—	210,750	—	$8,671(2)
Management							5,998(3)
							13,691(4)
	2004	325,000	—	—	—	—	$8,275(2)
							6,419(3)
							13,252(4)
Chi-Ho Christopher Lin	2006	275,000	—	—	—	—	$9,338(2)
Senior Vice President							2,310(3)
Global Sales							17,962(4)
	2005	275,000	—	—	140,500	—	$9,171(2)
							2,310(3)
							16,407(4)
	2004	275,000	—	—	—	—	$7,337(2)
							2,365(3)
							16,221(4)
Robert J. Nobile	2006	250,000	—	—	—	—	$9,449(2)
Chief Financial Officer and							2,389(3)
Senior Vice President							17,748(4)
Finance	2005	250,000	—	—	140,500	—	$7,365(2)
							2,389(3)
							16,588(4)
	2004	250,000	—	—	—	—	$6,681(2)
							2,445(3)
							16,013(4)
Tammy L. Wedemeyer	2006	165,000	—	—	—	—	$6,603(2)
Vice President Business							839(3)
Management							6,436(4)
	2005	155,000	—	—	140,500	—	$6,203(2)
							840(3)
							5,891(4)
	2004	155,000	—	—	—	—	$5,962(2)
							860(3)
							5,660(4)

(1)	There was no public trading market for our common stock as of March 31, 2005. Accordingly, these values have been calculated based on managements’ determination of the fair market value of the underlying shares as of March 31, 2005 of $2.81 per share multiplied by the underlying shares.

(2)	401(k) matching contributions.

(3)	Insurance allowance for executive officers as well as vice president levels.

(4)	Includes medical, dental, disability, life insurance and accidental, death and dismemberment benefits.

Stock Grants in Last Fiscal Year

No options, stock appreciation rights or restricted shares were granted to the named executive officers during the year ended March 31, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

No options were exercised by the named executive officers during the fiscal years ended March 31, 2006, 2005 or 2004.

			Number of Securities
	Shares		Underlying Unexercised		Value of Unexercised
	Acquired		Options at		In-The-Money Options
	on	Value	March 31, 2006		at March 31, 2006
Name	Exercise	Realized	Vested	Unvested	Vested	Unvested

Harry L. Bosco	—	—	1,050,000	100,000	—	—
Michael C. Chan	—	—	200,000	—	—	—
Chi-Ho Christopher Lin	—	—	133,333	—	—	—
Robert J. Nobile	—	—	50,000	—	—	—
Tammy L. Wedemeyer	—	—	33,333	—	—	—

Stock-Based Incentive Plans

Pine Photonics Communications, Inc. 2000 Stock Plan

In connection with the acquisition of Pine, we assumed the Pine Photonics, Inc. 2000 Stock Plan (the “Pine Plan”) and converted the then outstanding Pine options into options to acquire our shares (the “Pine Options”). No additional awards were granted under the Pine Plan following the acquisition. The Pine Plan will be terminated in connection with the consummation of this offering.

The Pine Plan provides both for the direct award or sale of restricted shares and for the grant of options to purchase shares, including incentive stock options and nonqualified stock options. The following is a summary of the material terms of the Pine Plan.

Administration

The Pine Plan provides that it will be administered by our board of directors, or a committee of the board consisting of one or more directors. Subject to the provisions of the Pine Plan, the plan administrator has full authority and discretion to take any actions it deems necessary or advisable for the administration of the Plan. Following the consummation of this offering, the awards granted under the Pine Plan will be administered by the Compensation Committee of our board or directors.

Eligibility

Persons eligible to participate in the Pine Plan include employees, outside directors and consultants. Only employees are eligible for the grant of incentive stock options.

Stock Subject to the Plan

The total number of shares that may be issued or awarded under the Pine Plan is 751,591 shares, which reflects the adjustment from Pine shares to our shares in connection with our acquisition of Pine. The Pine Plan provides that in the event that any outstanding option granted under the Pine Plan expires, is canceled or otherwise terminated, the shares allocable to the unexercised portion of such option will again be available for the purposes of the Pine Plan. As discussed, above, the Pine Plan will be terminated in connection with the consummation of this offering.

Terms and Conditions of Awards or Sales

Awards that may be granted under the Pine Plan include restricted stock and options to purchase shares of our common stock, including incentive stock options, as defined under Section 422 of the Code, and nonqualified stock options. Each award under the plan will be evidenced by an award agreement between us and the grantee that sets forth the terms and conditions of the grant.

Stock Options

The per share exercise price of incentive stock options granted under the Pine Plan may not be less than 100% of the fair market value of a share of our common stock on the date of grant. The per share exercise price of nonqualified stock options granted under the Pine Plan may not be less than 85% of the fair market value of a share of our common stock on the date of grant. In addition, no incentive stock option may be granted under the Pine Plan to any person who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of our stock or the stock of certain of our affiliates unless the option exercise price is at least 110% of the fair market value of a share of our common stock on the date of grant and the term of the stock option does not exceed five years from the date of grant. The term of any options granted under the Pine Plan may not exceed 10 years from the date of grant (or 5 years in the case of a 10% owner).

Options granted to individuals who are not officers, outside directors or consultants must vest at a rate of at least 20% per year over the five-year period commencing on the date of grant. If an optionee’s service terminates, then the optionee’s options will expire upon the earlier of (i) the term specified in the applicable award agreement, (ii) three months after a termination for any reason other than disability, (iii) six months after a termination for disability or (iv) 12 months after the optionee’s death.

Shares issued upon the exercise of an option will be subject to such conditions as our board of directors may determine, including repurchase rights and other restrictions.

Restricted Stock

The purchase price of restricted shares issued under the Pine Plan may not be less than 85% of the fair market value of such shares on the date of grant. In addition, restricted stock may not be granted under the Pine Plan to any person who, at the time of grant, owns stock possessing more than 10% of the total combined voting power of our stock or the stock of certain of our affiliates unless the purchase price is at least 100% of the fair market value of a share.

Restricted shares issued under the Pine Plan will be subject to such forfeiture conditions, rights of repurchase, rights of first refusal and other transfer restrictions as our board may determine. With respect to restricted shares granted to individuals who are not officers, outside directors or consultants, any right to repurchase the shares at the original purchase price upon termination of the purchaser’s service must lapse at a rate of at least 20% per year over the five-year period commencing on the date of the grant.

Effect of Certain Changes in Capitalization or a Change in Control

In the event of certain corporate transactions or changes in our capitalization, our board of directors will make appropriate adjustments in one or more of (i) the number of shares available for future grants, (ii) the number of shares available for future grants and (iii) the exercise price under each outstanding option.

In the event that we are a party to a merger or consolidation, the merger agreement may provide for the continuation, assumption or substitution of outstanding options by us or the surviving corporation, accelerated vesting of the exercisability of outstanding options, or the cash-out and cancellation of outstanding options. In addition, unless the applicable award agreement provides otherwise, in the event of a change in control of Opnext (as defined in the Pine Plan) in which the options and restricted shares are not assumed or substituted by the successor, such awards will become fully vested and exercisable and all forfeiture restrictions on such awards will lapse.

Duration, Amendment and Termination

Our board or directors may amend, suspend or terminate the Pine Plan at any time. If not earlier terminated by our board of directors, the Pine Plan will automatically terminate on the tenth anniversary of the date on which it was originally adopted. No amendment or termination may, however, impair any existing participant’s rights under the Pine Plan. As discussed above, we intend to terminate the Pine Plan in connection with the consummation of this offering.

No shares will be issued or sold under the Pine Plan after its termination, except upon exercise of an option granted prior to such termination.

Amended and Restated Opnext, Inc. 2001 Long-Term Stock Incentive Plan

Prior to the completion of this offering, we intend to adopt an amendment and restatement of our Opnext, Inc. 2001 Long-Term Stock Incentive Plan (the “Amended and Restated 2001 Plan”), subject to stockholder approval, for the benefit of employees and consultants of Opnext and its subsidiaries and members of our board. The Amended and Restated 2001 Plan, as amended and restated, will become effective when it is approved by our stockholders. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the plan. The following is a description of the material features and provisions of the Amended and Restated 2001 Plan as we expect to amend and restate it.

As of January 26, 2007, we have 4,471,449 shares of common stock issuable upon exercise of options outstanding, with a weighted average exercise price of $14.81 per share, we have 702,000 stock appreciation rights outstanding with a grant price of $15.00 per share and we have 216,667 restricted shares of common stock issued and outstanding. The holders of each option of our then outstanding Class B common stock are entitled, upon exercise, to one share of the new single class of common stock. The holders of each stock appreciation right on our then outstanding Class B common stock are entitled, upon exercise, to receive payment of an amount equal to the excess of the fair market value of a share of the new single class of common stock on the date of exercise of the stock appreciation right over the grant price of the stock appreciation right. The holders of each restricted share of our then outstanding Class B common stock are entitled, upon vesting, to one share of the new single class of common stock.

Shares Available for Awards

Subject to certain adjustments set forth in the plan, the maximum number of shares of our common stock that may be issued or awarded under the Amended and Restated 2001 Plan is 9,400,000 shares. If any shares covered by an award granted under the Amended and Restated 2001 Plan are forfeited, or if an award expires, terminates or is canceled (other than by reason of exercise or vesting), then the shares covered by the award will again be available for grant under the plan.

Awards

The Amended and Restated 2001 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, dividend equivalents, restricted stock units, performance bonus awards and performance-based awards to eligible individuals. Except as otherwise provided by the plan administrator, no award granted under the plan may be assigned, transferred or otherwise disposed of by the grantee, except by will or the laws of descent and distribution.

The maximum number of shares of our common stock which may be subject to awards granted to any one participant during any calendar year is 1,000,000 and the maximum amount that may be paid to a participant in cash during any calendar year with respect to cash-based awards is $1,500,000. However, these limits will not apply until the earliest of the first material modification of the plan, the issuance of all of the shares reserved for issuance under the plan, the expiration of the plan, or the first meeting of our stockholders at which directors are to be elected that occurs more than three years after the completion of this offering.

Stock Options

Stock options, including incentive stock options, as defined under Section 422 of the Internal Revenue Code, and nonqualified stock options, may be granted pursuant to the Amended and Restated 2001 Plan. The option exercise price of all stock options granted pursuant to the plan will not be less than 100% of the fair market value of our stock on the date of grant. No incentive stock option may be granted to a grantee who owns more than 10% of our stock unless the exercise price is at least 110% of the fair market value at the time of grant. Notwithstanding whether an option is designated as an incentive stock option, to the extent that the aggregate fair market value of the shares with respect to which such option is exercisable for the first time by any optionee during any calendar year exceeds $100,000, such excess will be treated as a nonqualified stock option.

Payment for the exercise price of an option may be made in cash, or its equivalent, or, with the consent of the plan administrator by exchanging shares owned by the optionee or through delivery of instructions to a broker to sell the shares otherwise deliverable upon the exercise of the option and to deliver promptly to us an amount equal to the aggregate exercise price, or a combination of the foregoing, provided the combined value is at least equal to such aggregate exercise price. A participant may be permitted to pay the exercise price of an option or taxes relating to an option’s exercise by delivering shares by presenting proof of beneficial ownership of such shares, in which case we will treat the option as exercised without further payment and withhold such number of shares from the shares acquired by the option’s exercise. However, no participant who is a member of our board of directors or an “executive officer” of Opnext within the meaning of Section 13(k) of the Exchange Act will be permitted to pay the exercise price of an option in any method which would violate Section 13(k) of the Exchange Act.

Stock options may be exercised as determined by the plan administrator, but in no event after the tenth anniversary of the date of grant. However, in the case of an incentive stock option granted to a person who owns more than 10% of our stock on the date of grant, such term will not exceed 5 years.

Restricted Stock

Eligible employees, consultants and directors may be issued restricted stock in such amounts and on such terms and conditions as determined by the plan administrator. Restricted stock will be evidenced by a written restricted stock agreement. The restricted stock agreement will contain restrictions on transferability and other such restrictions as the plan administrator may determine, including, without limitation, limitations on the right to vote restricted stock or the right to receive dividends on the restricted stock. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the plan administrator determines at the time of grant of the award or thereafter.

Stock Appreciation Rights

A stock appreciation right (or a “SAR”) is the right to receive payment of an amount equal to the excess of the fair market value of a share of our stock on the date of exercise of the SAR over the grant price of the SAR. In no event will the grant price of the SAR be less than the fair market value of a share of our stock on the date of grant of the SAR. The plan administrator may issue SARs in such amounts and on such terms and conditions as it may determine, consistent with the terms of the plan. The plan administrator may elect to pay SARs in cash, in our stock or in a combination of cash and our stock.

Other Awards Under the Plan

The Amended and Restated 2001 Plan provides that the plan administrator may also grant or issue dividend equivalents, restricted stock units, performance bonus awards and performance-based awards or any combination thereof to eligible employees, consultants and directors. The term of each such grant or issuance will be set by the plan administrator in its discretion. The plan administrator may establish the exercise price or purchase price, if any, of any such award.

Payments with respect to any such award will be made in cash, in our stock or a combination of both, as determined by the plan administrator. Any such award will be subject to such additional terms and conditions as determined by the plan administrator and will be evidenced by a written award agreement.

Dividend Equivalents.  Dividend equivalents are rights to receive the equivalent value (in cash or our stock) of dividends paid on our stock. They represent the value of the dividends per share paid by us, calculated with reference to the number of shares that are subject to any award held by the participant.

Restricted Stock Units.  Restricted stock units may be granted to any participant in such amounts and subject to such terms and conditions as determined by the plan administrator. Each restricted stock unit will have a value equal to the fair market value of a share. Restricted stock units will be paid to the participant in cash, shares, other securities or other property, as determined in the sole discretion of the plan administrator. At the time of grant, the plan administrator will specify the date or dates on which the restricted stock units will become fully vested and nonforfeitable, and may specify such conditions to vesting as it deems appropriate. The plan administrator will specify the purchase price, if any, to be paid by the participant to us for such shares of our stock. An award of restricted stock units will only be exercisable or payable while the participant is an employee, consultant or director.

Performance Bonus Awards.  Any participant selected by the plan administrator may be granted a cash bonus payable upon the attainment of performance goals that are established by the plan administrator and relate to any one or more performance criteria determined appropriate by the plan administrator on a specified date or dates or over any period or periods determined by the plan administrator. Any such cash bonus paid to a “covered employee” within the meaning of Section 162(m) of the Internal Revenue Code may be a performance-based award as described below.

     Performance-Based Awards

The plan administrator may grant awards other than options and stock appreciation rights to employees who are or may be “covered employees,” as defined in Section 162(m) of the Internal Revenue Code, that are intended to be performance-based awards within the meaning of Section 162(m) of the Internal Revenue Code in order to preserve the deductibility of these awards for federal income tax purposes. Participants are only entitled to receive payment for a performance-based award for any given performance period to the extent that pre-established performance goals set by the plan administrator for the period are satisfied. These pre-established performance goals must be based on one or more of the following performance criteria: net earnings (either before or after interest, taxes, depreciation and amortization), economic value-added, sales or revenue, net income (either before or after taxes), operating earnings, cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on capital, return on net assets, return on shareholders’ equity, return on assets, return on capital, stockholder returns, return on sales, gross or net profit margin, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings per share, price per share, and market share. These performance criteria may be measured in absolute terms or as compared to any incremental increase or as compared to results of a peer group. With regard to a particular performance period, the plan administrator will have the discretion to select the length of the performance period, the type of performance-based awards to be granted, and the goals that will be used to measure the performance for the period. In determining the actual size of an individual performance-based award for a performance period, the plan administrator may reduce or eliminate (but not increase) the award. Generally, a participant will have to be employed by Opnext or any qualifying subsidiary on the date the performance-based award is paid to be eligible for a performance-based award for any period.

Annual Director Grants

On the date of each of our annual meetings of stockholders, and commencing with our first annual meeting of stockholders following the consummation of this offering, each individual who is elected or re-elected as an independent director will automatically be granted a number of shares of restricted stock or, at the election of such individual, restricted stock units equal to the amount obtained by dividing $25,000 by the fair market value of a share of stock on the date of such meeting (an “Annual Director Grant”). Subject to the director’s continued service with Opnext, each Annual Director Grant will vest with respect to 25% of the shares or restricted stock units, as applicable, on each of the first four quarterly anniversaries of the date of grant. Each Annual Director Grant of restricted stock units will provide that the cash, shares, or other securities or property payable in respect of the vested restricted stock units will be paid to the individual upon his or her “separation from service” from Opnext, within the meaning of Section 409A of the Internal Revenue Code. However, in the case of an individual who is a “specified employee” (within the meaning of Section 409A(a)(2)(B)(i) of the Internal Revenue Code), the payment will not be made until the date which is six months and one day after the individual’s separation from service (or, if earlier, the date of the individual’s death). To the extent otherwise eligible, members of our board of directors who are employees of Opnext who subsequently retire from Opnext and remain on the board of directors will receive, at each annual meeting of stockholders after his or her retirement from employment with Opnext, an Annual Director Grant.

Administration

With respect to stock option grants and other awards granted to our independent directors, the Amended and Restated 2001 Plan will be administered by our full board of directors. With respect to all other awards, the Amended and Restated 2001 Plan will be administered by a committee consisting of at least two directors, each of whom qualifies as a non-employee director pursuant to Rule 16b of the Exchange Act, an “outside director” pursuant to Section 162(m) of the Internal Revenue Code and an independent director under the rules of the principal securities market on which our shares are traded. Immediately following the completion of this offering, this committee will be our compensation committee. In addition, our board may at any time exercise any rights and duties of the committee under the plan except with respect to matters which under Rule 16b-3 under the Exchange Act or Section 162(m) of the Internal Revenue Code are required to be determined in the sole discretion of the committee.

The plan administrator will have the exclusive authority to administer the plan, including, but not limited to, designate participants, the power to determine the types of awards, the terms and conditions of awards, payment terms of awards and interpret the Plan and make any other determination that the it deems necessary for the administration of the Plan.

Eligibility

Persons eligible to participate in the Amended and Restated 2001 Plan include all members of our board of directors and all employees and consultants of Opnext and its subsidiaries, as determined by the plan administrator. Only our employees and employees of our qualifying corporate subsidiaries are eligible to be granted options that are intended to qualify as “incentive stock options” under Section 422 of the Internal Revenue Code.

Foreign Participants

In order to comply with the laws in other countries in which we and our subsidiaries operate or have persons eligible to participate in the plan, the plan administrator will have the power to determine which of our subsidiaries will be covered by the plan, determine which of our directors, employees and consultants outside the United States are eligible to participate in the plan, modify the terms and conditions of any award granted to such eligible individuals to comply with applicable foreign laws, establish subplans and modify any terms and procedures (with certain exceptions), and take any action that it deems advisable with respect to local governmental regulatory exemptions or approvals.

Adjustments

If there is any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of our assets to stockholders, or any other change affecting the shares of our stock or the share price of our stock, the plan administrator will make proportionate adjustments, in order to reflect such change with respect to (i) the aggregate number and type of shares that may be issued under the plan, (ii) the terms and conditions of any outstanding awards (including, without limitation, any applicable performance targets or criteria with respect thereto), and (iii) the grant or exercise price per share for any outstanding awards under the plan. Any adjustment affecting an award intended as “qualified performance-based compensation” will be made consistent with the requirements of Section 162(m) of the Internal Revenue Code. The plan administrator also has the authority under the Amended and Restated 2001 Plan to take certain other actions with respect to outstanding awards in the event of a corporate transaction, including provision for the cash-out, termination, assumption or substitution of such awards.

Change in Control

Except as may otherwise be provided in any written agreement between the participant and us, in the event of a change in control of Opnext (as defined in the plan) in which awards are not converted, assumed, or replaced by the successor, such awards will become fully exercisable and all forfeiture restrictions on such awards will lapse. Upon, or in anticipation of, a change in control, the plan administrator may cause any and all awards outstanding under the Amended and Restated 2001 Plan to terminate at a specific time in the future and will give each participant the right to exercise such awards during a period of time as the plan administrator, in its sole and absolute discretion, will determine.

Termination or Amendment

With the approval of our board of directors, the plan administrator may terminate, amend, or modify the Amended and Restated 2001 Plan at any time. However, stockholder approval will be obtained for any amendment to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, to increase the number of shares available under the plan, to permit the grant of options with an exercise price below fair market value on the date of grant, or to extend the exercise period for an option beyond ten years from the date of grant. In addition, absent stockholder approval, no option may be amended to reduce the per share exercise price of the shares subject to such option below the per share exercise price as of the date the option was granted and, except to the extent permitted by the plan in connection with certain changes in capital structure, no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price.

Registration of Shares on Form S-8

We intend to file with the Securities and Exchange Commission a registration statement on Form S-8 covering the shares of common stock issuable under the Amended and Restated 2001 Plan.

Employment Agreements

Mr. Harry L. Bosco.

We have entered into an employment agreement with Mr. Bosco, originally dated July 31, 2001 and amended on November 1, 2004, which provides that Mr. Bosco will serve as our President and Chief Executive Officer. The current term of Mr. Bosco’s employment agreement extends until October 31, 2007, and will automatically renew on that date and each subsequent anniversary for successive one year periods unless either party provides at least 60 days written notice of its intent not to renew the employment term. Mr. Bosco’s annual base salary under the agreement is $400,000. In addition, he is eligible to receive a target annual bonus under our performance bonus plan in an amount equal to 50%-60% of his base salary.

Mr. Bosco received the following stock option and restricted stock grants under his employment agreement:

•	Options granted on July 31, 2001 to purchase 3,000,000 shares of our common stock at an exercise price of $8.34 per share. The option grant was amended on August 25, 2003 by resolution of the Board to reflect a reduced exercise price of $5.00 per share. These options vested in equal annual installments on each of the first four anniversaries of Mr. Bosco’s commencement of employment (November 1, 2000). After giving effect to the stock split, Mr. Bosco has 1,000,000 options to purchase our common stock at an exercise price of $15.00 per share; and

•	Options granted on November 1, 2004 to purchase 450,000 shares of our common stock at an exercise price of $5.00 per share. These options vest in equal annual installments on each of the first three anniversaries of the date of grant, subject to accelerated vesting in the event of a termination of Mr. Bosco’s employment by us without “cause” or by him for “good reason” (each as defined in the employment agreement) or due to Mr. Bosco’s death or disability. After giving effect to the stock split, Mr. Bosco has 150,000 options to purchase our common stock at an exercise price of $15.00 per share; and

•	200,000 shares of restricted stock issued on November 1, 2004. The shares of restricted stock will vest in equal installments on each of the first two anniversaries of the consummation of this offering, subject to accelerated vesting in the event of a termination of Mr. Bosco’s employment by us without cause or by him for good reason. After giving effect to the stock split, Mr. Bosco has 66,666 shares of restricted stock.

Mr. Bosco’s employment agreement further provides that in the event that his employment is terminated by us without cause or by him for good reason, we will pay him severance in an amount equal to 100% of his annual base salary.

Pursuant to his employment agreement, Mr. Bosco is prohibited from competing with us for a period of six months following a termination of his employment. During this period, Mr. Bosco is also restricted from (i) soliciting our employees to terminate their relationships with us and (ii) soliciting or interfering with our relationship with any of our customers, suppliers or licensees. Mr. Bosco has also executed a confidentiality agreement containing customary provisions protecting our intellectual property rights and confidential information.

Mr. Michael C. Chan.

We have entered into an employment agreement with Mr. Chan, originally dated August 24, 2001 and amended on April 20, 2004 and October 4, 2006, which provides that Mr. Chan will serve as our Executive Vice President, Business Development. The current term of Mr. Chan’s employment agreement extends until December 1, 2008. Mr. Chan’s annual base salary under the agreement is $325,000. In addition, he is eligible to receive a target annual bonus under our performance bonus plan in an amount equal to 50%-60% of his base salary.

Pursuant to his employment agreement, on July 27, 2001, we granted Mr. Chan stock options to purchase 600,000 shares of our common stock at an exercise price of $8.34 per share. The option grant was amended on August 25, 2003 by resolution of the Board to reflect a reduced exercise price of $5.00 per share. These options vested in equal annual installments on December 1, 2001, 2002, 2003 and 2004. After giving effect to the stock split, Mr. Chan has 200,000 options to purchase our common stock at an exercise price of $15.00 per share.

Mr. Chan’s employment agreement further provides that in the event that his employment is terminated by us without “cause” or by him for “good reason” (each as defined in the employment agreement), we will pay him severance in an amount equal to 100% of his annual base salary.

Pursuant to his employment agreement, Mr. Chan is prohibited from competing with us for a period of six months following a termination of his employment. During this period, Mr. Chan is also restricted from (i) soliciting our employees to terminate their relationships with us and (ii) soliciting or interfering with our relationship with any of our customers, suppliers or licensees. Mr. Chan has also executed a confidentiality agreement containing customary provisions protecting our intellectual property rights and confidential information.

Mr. Chi-Ho Christopher Lin.

We have entered into an employment agreement with Mr. Lin, originally dated August 24, 2001 and amended on April 19, 2004 and October 4, 2006, which provides that Mr. Lin will serve as our Senior Vice President, Sales and Marketing. The current term of Mr. Lin’s employment agreement extends until December 1, 2008. Mr. Lin’s annual base salary under the agreement is $275,000. In addition, he is eligible to receive a target annual bonus under our performance bonus plan in an amount equal to 40%-50% of his base salary.

Pursuant to his employment agreement, on July 27, 2001, we granted to Mr. Lin stock options to purchase 400,000 shares of our common stock at an exercise price of $8.34 per share. The option grant was amended on August 25, 2003 by resolution of the Board to reflect a reduced exercise price of $5.00 per share. These options vested in equal annual installments on December 1, 2001, 2002, 2003 and 2004. After giving effect to the stock split, Mr. Lin has 133,333 options to purchase our common stock.

Mr. Lin’s employment agreement further provides that in the event that his employment is terminated by us without “cause” or by him for “good reason” (each as defined in the employment agreement), we will pay him severance in an amount equal to 100% of his annual base salary.

Pursuant to his employment agreement, Mr. Lin is prohibited from competing with us for a period of six months following a termination of his employment. During this period, Mr. Lin is also restricted from (i) soliciting our employees to terminate their relationships with us and (ii) soliciting or interfering with our relationship with any of our customers, suppliers or licensees. Mr. Lin has also executed a confidentiality agreement containing customary provisions protecting our intellectual property rights and confidential information.

Mr. Robert J. Nobile.

We have entered into an employment agreement with Mr. Nobile, dated March 5, 2001, which provides that Mr. Nobile will serve as our Senior Vice President, Finance. Mr. Nobile’s employment under this agreement is at-will and is not for any fixed term. Mr. Nobile’s annual base salary under the agreement is $250,000 and he is eligible to receive an annual target bonus under our performance bonus plan in an amount equal to 40% of his base salary. The agreement also provides that Mr. Nobile will be eligible to participate in our medical, dental, life and disability insurance plans and 401(k) plan, and any executive automobile policy that we may maintain.

Pursuant to his employment agreement, on July 27, 2001, we granted Mr. Nobile stock options to purchase 150,000 shares of our common stock at an exercise price of $8.34 per share. The option grant was amended on August 25, 2003 by resolution of the Board to reflect a reduced exercise price of $5.00 per share. These options vested in equal annual installments on each of the first four anniversaries of Mr. Nobile’s commencement of employment. After giving effect to the stock split, Mr. Nobile has 50,000 options to purchase our common stock at an exercise price of $ 15.00 per share. Mr. Nobile also received a signing bonus equal to $25,000 in connection with the commencement of his employment.

Mr. Nobile’s employment agreement further provides that in the event that his employment is terminated by us without “cause” (as defined in the agreement), we will pay him severance in an amount equal to 100% of his annual base salary.

Mr. Nobile has also executed a confidentiality agreement containing customary provisions protecting our intellectual property rights and confidential information and has agreed to abide by any non-competition and non-solicitation policies which we may adopt from time to time.

Retirement Plans

We maintain a tax-qualified retirement plan in the US that provides all regular employees an opportunity to save for retirement on a tax advantaged basis. Under our 401(k) plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investments alternatives according to the participants’ directions. Employee elective deferrals are 100% vested at all times. The 401(k) plan allows for matching contributions to be made by us. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan and all contributions are deductible by us when made.

We maintain two company sponsored retirement plans in Opnext Japan, a defined contribution plan and a retirement allowance plan. Contributions for both plans are provided by the Company based on grade level. The defined contribution plan allows the employee to elect to receive the benefit as additional salary or contribute the benefit to the plan on a tax deferred basis. Benefits under the retirement allowance plan are paid upon the participant’s retirement.

In Germany we follow the government mandated pension contribution practices. This is called the “Generation Contract.” Company and individual contributions are made into the plan with defined percents of contribution.

Indemnification of Directors and Officers and Limitation of Liability

Section 145 of the DGCL authorizes a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. As described below, we intend upon the closing of this offering to indemnify our directors, officers, and other employees to the fullest extent permitted by the DGCL.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Upon the closing of this offering, our amended and restated bylaws will require us to indemnify our directors, officers, and employees and other persons serving at our request as a director, officer, employee, or agent of another entity to the fullest extent permitted by the DGCL. We will be required to advance expenses, as incurred, to the covered persons in connection with defending a legal proceeding if we have received an undertaking by that person to repay all such amounts if it is determined that he or she is not entitled to be indemnified by us.

Our amended and restated certificate of incorporation and amended and restated bylaws will eliminate the personal liability of our directors for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

Indemnification Agreements

Prior to the completion of this offering, we will execute indemnification agreements with each of our directors and each of our officers in the position of Senior Vice President or above. These agreements will provide indemnification to our directors and senior officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

Indemnification for Securities Act Liability

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers, or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Insurance Policies

We maintain an insurance policy covering our directors and officers with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth, as of December 31, 2006, the number of shares of our common stock beneficially owned by (1) each person or group of affiliated stockholders known by us to own beneficially more than 5% of the outstanding shares of common stock, (2) each director, (3) each of the named executive officers, (4) all directors and executive officers as a group and (5) each of the selling stockholders.

Percentage ownership before the offering is based on 52,012,740 shares of common stock outstanding as of January 26, 2007, subject to the assumptions described below. Percentage ownership after the offering is based on 62,012,740 shares of common stock outstanding immediately upon completion of this offering.

Unless otherwise indicated in the footnotes to the table, and subject to community property laws where applicable, the following persons have sole voting and investment control with respect to the shares beneficially owned by them. Except as otherwise noted, the business address for each of the following is 1 Christopher Way, Eatontown, New Jersey 07724. In accordance with SEC rules, if a person has a right to acquire beneficial ownership of any shares of common stock, on or within 60 days of January 26, 2007, upon exercise of outstanding options or otherwise, the shares are deemed beneficially owned by that person and are deemed to be outstanding solely for the purpose of determining the percentage of our shares that person beneficially owns. These shares are not included in the computations of percentage ownership for any other person.

	Shares			Shares
	Beneficially			Beneficially
	Owned Prior to			Owned After
	Offering		Shares Being	Offering
Name and Address of Beneficial Owner	Number	Percent	Offered	Number	Percent

5% Stockholders and Selling Stockholders
Hitachi, Ltd.(1)	36,010,000	67.91%	6,666,666	29,343,334	46.56%
Clarity Partners, L.P.(2)(3)	4,229,114	8.13%	—	4,229,114	6.82%
Clarity Opnext Holdings I, LLC(2)(3)	7,500,000	14.42%	—	7,500,000	12.09%
Clarity Opnext Holdings II, LLC(2)(3)	3,270,885	6.29%	242,709	3,028,176	4.88%
Directors and Named Executive Officers
Harry L. Bosco(4)	1,100,000	2.07%	—	1,100,000	1.74%
Michael C. Chan(4)	200,000	0.38%	—	200,000	0.32%
Chi-Ho Christopher Lin(4)	133,333	0.26%	—	133,333	0.21%
Robert J. Nobile(4)	50,000	0.10%	—	50,000	0.08%
Tammy L. Wedemeyer(4)	33,333	0.06%	—	33,333	0.05%
Dr. Naoya Takahashi	—	—	—	—	—
Dr. David Lee(3)(5)	15,999,999	30.18%	242,709	15,757,290	25.01%
Tetsuo Takemura	—	—	—	—	—
Ryuichi Otsuki	—	—	—	—	—
John F. Otto, Jr.	—	—	—	—	—
Directors and Executive Officers as a Group (11 persons)	17,516,665	32.12%	242,709	17,273,956	26.77%

(1)	The address of Hitachi, Ltd. is 6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280 Japan. 1,010,000 shares of common stock consist of options exercisable within 60 days.

(2)	The address of Clarity Partners, L.P., Clarity Opnext Holdings I, LLC, Clarity Opnext Holdings II, LLC and Clarity Management, LP is 100 North Crescent Drive Beverly Hills, CA 90210.

(3)	Clarity GenPar, LLC is the general partner of Clarity Partners, L.P. and Clarity Partners, L.P. is the managing member of Clarity Opnext Holdings I, LLC and Clarity Opnext Holdings II, LLC. Clarity Management, LLC is the general partner of Clarity Management, L.P. Because Dr. David Lee is a managing member of Clarity GenPar, LLC and Clarity Management, LLC, he may be deemed to be the beneficial owner of the shares held by the Clarity entities, which he disclaims except to the extent of his pecuniary interest therein.

(4)	All shares of common stock consist of options exercisable within 60 days.

(5)	Clarity Management, L.P. holds options to acquire 1,000,000 shares of Class B common stock. Because Dr. David Lee is a managing member of Clarity Management, LLC and Clarity Management, LLC is the general partner of Clarity Management, L.P., he may be deemed to be the beneficial owner of the shares held by Clarity Management, L.P., which he disclaims except to the extent of his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Hitachi and Clarity

Stockholders’ Agreement

In connection with the 2001 acquisition of our then outstanding Class A common stock we entered into a stockholders’ agreement dated as of July 31, 2001, as amended as of June 30, 2005 with our stockholders, namely, Hitachi, Clarity Partners, L.P., Clarity Opnext Holdings I, LLC, and Clarity Opnext Holdings II, LLC. Pursuant to the Third Amendment to Stockholders’ Agreement dated as of January 23, 2007, this agreement will terminate upon consummation of this offering.

Registration Rights Agreement

In connection with the 2001 acquisition of our then outstanding Class A common stock we entered into a registration rights agreement with Hitachi, Clarity Partners, L.P., Clarity Opnext Holdings I, LLC and Clarity Opnext Holdings II, LLC dated as of July 31, 2001. The agreement provides that at any time following 180 days after the initial public offering of our common stock, Clarity Partners, L.P., and Hitachi may make a written demand to register some or all of their shares. The agreement also grants Clarity Partners, LP and Hitachi “piggyback” registration rights other than in connection with an initial public offering of our common stock.

Option Grants

Pursuant to our 2001 Long-Term Stock Incentive Plan, as amended, we granted Hitachi the right to purchase 3,030,000 shares of our then outstanding Class B common stock at an exercise price of $8.34 per share. The option grant was amended on August 25, 2003 by resolution of the Board to reflect a reduced exercise price of $5.00 per share. After giving effect to the stock split, Hitachi has 1,010,000 options to purchase our common stock at an exercise price of $15.00 per share. The options are currently vested and Hitachi may exercise these options at any time prior to the tenth anniversary of the grant date.

Pursuant to our 2001 Long-Term Stock Incentive Plan, as amended, we granted Clarity Management, L.P., the right to purchase 3,000,000 shares of our then outstanding Class B common stock at an exercise price of $8.34 per share. The option grant was amended on August 25, 2003 by resolution of the Board to reflect a reduced exercise price of $5.00 per share. The options are currently vested and Clarity Management, L.P., may exercise these options at any time prior to the tenth anniversary of the grant date. After giving effect to the stock split, Clarity Management, L.P. has 1,000,000 options to purchase our common stock at an exercise price of $15.00 per share.

Agreements with Hitachi

Opnext Japan Intellectual Property License Agreement

Opnext Japan, Inc., or Opnext Japan, and Hitachi are parties to an Intellectual Property License Agreement, pursuant to which Opnext Japan licenses to Hitachi and its wholly owned subsidiaries, and Hitachi licenses to Opnext Japan (with a right to sublicense to its wholly owned subsidiaries and us and our wholly owned subsidiaries), on a fully paid-up, non-exclusive basis, intellectual property rights (patents, copyrights, mask works, software and trade secrets) related to the products of the business transferred by Hitachi to Opnext Japan, whether existing or which arise during the period from July 31, 2001 to July 31, 2011. The licenses granted under the agreement are irrevocable and: (i) with respect to patent rights, survive for so long as any applicable patent is valid; and (ii) with respect to all other intellectual property, perpetual. Opnext Japan may also sublicense the intellectual property rights licensed from Hitachi to its customers as necessary or appropriate in connection with the completion of Opnext Japan’s products or services, complete the sale of products and services in the ordinary course of business, or to enable joint development of a product or service to be manufactured and sold by Opnext Japan to a customer. However, such sublicense rights are subject to Hitachi’s consent, Hitachi may condition its consent on Opnext Japan making changes requested by Hitachi, or in lieu of providing such consent, Hitachi may elect to enter a license agreement directly with a customer. Hitachi has also agreed to sublicense its rights to third party agreements to Opnext Japan, to the extent that Hitachi has the right to make available such rights to Opnext Japan, in accordance with the terms and conditions of the agreement.

Hitachi covenants not to sue Opnext Japan, us or sublicensees of Opnext Japan, and Opnext Japan covenants not to sue Hitachi or sublicensees of Hitachi, for infringement of any intellectual property related to the business. Each party’s covenant not to sue also extends to customers of the other party (and our customers in the case of Hitachi’s covenant not to sue), provided that it only extends to the products or methods provided by Opnext Japan or Opnext, and not to customer products or methods that incorporate products of Opnext Japan or Opnext if the customer products or methods infringe intellectual property of Hitachi that is not licensed to Opnext Japan under this agreement. Each party indemnifies the other party for losses arising from any breach of any covenant under the agreement. If a party commits a material breach that remains uncured for 60 days following notice of such breach, the other party may terminate its obligation to license intellectual property developed or filed on or after the effective date of termination, provided that the licenses granted for intellectual property developed or filed prior to the effective date of termination shall continue pursuant to the terms and conditions of the agreement.

Opto Device Intellectual Property License Agreement

Opto Device and Hitachi are parties to an Intellectual Property License Agreement, pursuant to which Opto Device licenses to Hitachi and its wholly owned subsidiaries, and Hitachi licenses to Opto Device (with a right to sublicense to its wholly owned subsidiaries and us and our wholly owned subsidiaries), on a fully paid-up, non-exclusive basis, intellectual property rights (patents, copyrights, mask works, software and trade secrets) related to the products of the business transferred by Hitachi to Opto Device, whether existing or which arise during the period from October 1, 2002 to October 1, 2012. The licenses granted under the agreement are irrevocable and: (i) with respect to patent rights, survive for so long as any applicable patent is valid; and (ii) with respect to all other intellectual property, perpetual. Opto Device may also sublicense the intellectual property rights licensed from Hitachi to its customers as necessary or appropriate in connection with the completion of Opto Device’s products or services, complete the sale of products and services in the ordinary course of business, or to enable joint development of a product or service to be manufactured and sold by Opto Device to a customer. However, such sublicense rights are subject to Hitachi’s consent, Hitachi may condition its consent on Opto Device making changes requested by Hitachi, or in lieu of providing such consent, Hitachi may elect to enter a license agreement directly with a customer. Hitachi has also agreed to sublicense its rights to third party agreements to Opto Device, to the extent that Hitachi has the right to make available such rights to Opto Device, in accordance with the terms and conditions of the agreement.

Hitachi covenants not to sue Opto Device, us or sublicensees of Opto Device, and Opto Device covenants not to sue Hitachi or sublicensees of Hitachi, for infringement of any intellectual property related to the business. Each party’s covenant not to sue also extends to customers of the other party (and our customers in the case of Hitachi’s covenant not to sue), provided that it only extends to the products or methods provided by Opto Device or Opnext, and not to customer products or methods that incorporate products of Opto Device or Opnext if the customer products or methods infringe intellectual property of Hitachi that is not licensed to Opto Device under this agreement. Each party indemnifies the other party for losses arising from any breach of any covenant under the agreement. If a party commits a material breach that remains uncured for 60 days following notice of such breach, the other party may terminate its obligation to license intellectual property developed or filed on or after the effective date of termination, provided that the licenses granted for intellectual property developed or filed prior to the effective date of termination shall continue pursuant to the terms and conditions of the agreement. Pursuant to the merger of Opto Device into Opnext Japan on March 31, 2003, this agreement was assumed by Opnext Japan.

Opnext Japan Intellectual Property License Agreement with Hitachi Communication Technologies, Ltd.

Opnext Japan and Hitachi Communication Technologies, Ltd, or Hitachi Communication are parties to an Intellectual Property License Agreement, pursuant to which Opnext Japan licenses to Hitachi Communication and its wholly owned subsidiaries, and Hitachi Communication licenses to Opnext Japan (with a right to sublicense to its wholly owned subsidiaries and us and our wholly owned subsidiaries), on a fully paid-up, non-exclusive basis, intellectual property rights (patents, copyrights, mask works, software and trade secret) related to the business transferred by Hitachi to Opnext Japan, whether existing or which arise during the period from July 31, 2001 to July 31, 2011. The licenses granted under the agreement expire July 31, 2011, provided that the license to intellectual property which is licensed as of such date will continue on reasonable terms and conditions to be agreed upon between the parties, until such intellectual property expires. Opnext Japan may also sublicense the intellectual property rights licensed from Hitachi Communication to its customers as necessary or appropriate in connection with the completion of Opnext Japan’s products or services, complete the sale of products and services in the ordinary course of business, or to enable joint development of a product or service to be manufactured and sold by Opnext Japan to a customer. However, such sublicense rights are subject to Hitachi’s consent, Hitachi may condition its consent on Opnext Japan making changes requested by Hitachi, or in lieu of providing such consent, Hitachi may elect to enter a license agreement directly with a customer.

Hitachi Communication covenants not to sue Opnext Japan or us or any sublicensees of Opnext Japan, and Opnext Japan covenants not to sue Hitachi Communication or its wholly owned subsidiaries, or Hitachi Communication’s sublicensees, for infringement of any intellectual property related to Opnext Japan’s business. Each party’s covenant not to sue also extends to customers of the other party (and our customers in the case of Hitachi Communication’s covenant not to sue), provided that it only extends to the products or methods provided by Opnext Japan or Opnext, and not to customer products or methods that incorporate products of Opnext Japan or Opnext if the customer products or methods infringe intellectual property of Hitachi Communication that is not licensed to Opnext Japan under this agreement. Each party indemnifies the other party for losses arising from any breach of any covenant under the agreement. If a party commits a material breach that remains uncured for 60 days following notice of such breach, the other party may terminate its obligation to license intellectual property under the agreement, and if it elects to exercise such option, it is obligated to negotiate in good faith the terms of a new license agreement for the same intellectual property on commercially reasonable terms.

Opnext Research and Development Agreement

We are parties with Hitachi to a Research and Development Agreement pursuant to which Hitachi provides research and development support to us and/or our affiliates (other than Opnext Japan). Under the agreement, Hitachi supports research and development projects requested by us. To the extent any intellectual property (patents, copyrights, mask works, software and trade secrets) directly results from the research, we will own it provided we fund 100% of the costs of the research, or we will be a joint owner where we fund 50% or more of the costs of the research or provide other contributions. In all other cases, Hitachi will own any intellectual property resulting from the research. We license to Hitachi and its wholly owned subsidiaries any such intellectual property owned by us, and Hitachi licenses to us (with a right to sublicense to our wholly owned subsidiaries) any such intellectual property owned by Hitachi. These licenses are irrevocable and: (i) with respect to patent rights, survive for so long as any applicable patent is valid; and (ii) with respect to all other intellectual property, perpetual.

Each party indemnifies the other party for losses arising from any breach of any covenant under the agreement. Hitachi indemnifies us from any losses arising from a third party claim that intellectual property licensed by Hitachi to us under the agreement infringes such third party’s intellectual property rights. We indemnify Hitachi from any losses arising from a third party claim that products developed or manufactured by us or specifications and instructions provided to Hitachi infringe such third party’s intellectual property rights. The parties will jointly defend infringement claims involving jointly owned intellectual property. If a party commits a material breach that remains uncured for 60 days following notice of such breach, the other party may terminate its obligation to license intellectual property developed or filed on or after the effective date of termination, provided that the licenses granted for intellectual property developed or filed prior to the effective date of termination shall continue pursuant to the terms and conditions of the agreement. This agreement expires on the fifth anniversary of the consummation of this offering.

Opnext Japan Research and Development Agreement

Opnext Japan and Hitachi are parties to a Research and Development Agreement pursuant to which Hitachi provides research and development support to Opnext Japan and/or its affiliates. The agreement was amended on October 1, 2002 to include Opto Device under the same terms and conditions as Opnext Japan, and to expand the scope to include research and development support related to Opto Device’s business. Under the agreement, Hitachi supports research and development projects requested by Opnext Japan. To the extent any intellectual property (patents, copyrights, mask works, software and trade secrets) directly results from the research, Opnext Japan will own it provided Opnext Japan funds 100% of the costs of the research, or will be a joint owner where it funds 50% or more of the costs of the research or provides other contributions. In all other cases, Hitachi will own any intellectual property resulting from the research. Opnext Japan licenses to Hitachi and its wholly owned subsidiaries any such intellectual property owned by Opnext Japan, and Hitachi licenses to Opnext Japan (with a right to sublicense to its wholly owned subsidiaries and us and our wholly owned subsidiaries) any such intellectual property owned by Hitachi. These licenses are irrevocable and: (i) with respect to patent rights, survive for so long as any applicable patent is valid; and (ii) with respect to all other intellectual property, perpetual. The research and development expenditures relating to the agreement are generally negotiated semi-annually on a fixed fee project basis and were $3.1 million, $3.9 million, $3.1 million and $3.0 million for the nine month period ended December 31, 2006 and for the years ended March 31, 2006, 2005 and 2004, respectively.

Each party indemnifies the other party for losses arising from any breach of any covenant under the agreement. If a party commits a material breach that remains uncured for 60 days following notice of such breach, the other party may terminate its obligation to license intellectual property developed or filed on or after the effective date of termination, provided that the licenses granted for intellectual property developed or filed prior to the effective date of termination shall continue pursuant to the terms and conditions of the agreement. This agreement expires on the fifth anniversary of the consummation of this offering.

Pursuant to this agreement, Opnext Japan and Hitachi have entered into various research and development agreements that provide for the terms and conditions of specific research projects.

Opnext Japan Outsourcing Agreement

Opnext Japan, Inc. and Hitachi, Ltd. are parties to an Outsourcing Agreement, which requires Hitachi to provide services, including administrative services in the areas of human resources, finance and accounting, information systems, procurement, and other general support. Hitachi may provide the services through third party subcontractors. Fees for the services are adjusted every six months based on volume forecasts submitted by Opnext Japan and fees submitted by Hitachi for discussion between the parties. Unless otherwise mutually agreed, volume forecasts and fees submitted by each party will apply for the upcoming period. Specific charges for such services amounted to $0.9 million, $2.0 million, $2.1 million and $1.0 million for the nine month period ended December 31, 2006 and for the years ended March 31, 2006, 2005 and 2004, respectively. Each party indemnifies the other party against third party claims resulting from such party’s gross negligence or willful misconduct. Each party’s liability for damages arising out of the agreement is limited to an amount equal to payments made by Opnext Japan to Hitachi for the services during the nine months prior to the first claim.

The term of the agreement expires on July 31, 2007. Thereafter, the agreement will renew automatically for additional one year periods unless either party provides written notice of its intent not to renew the agreement. Opnext Japan may terminate the agreement upon 60 days notice. Hitachi may terminate the agreement for material breach that remains uncured for 60 days after written notice of such breach or default, or for failure to pay that remains uncured for 30 days in the first instance or for ten days with respect to subsequent failures; provided that Hitachi may not terminate the agreement as a result of any breach by Opnext Japan so long as it and its affiliates hold a majority voting interest in us.

Opnext Preferred Provider Agreement

We are parties with Hitachi to a Preferred Provider Agreement pursuant to which Hitachi agrees to purchase all of its requirements with respect to optoelectronic components from us; provided that: (i) such components meet Hitachi’s specifications and delivery requirements; (ii) we give Hitachi the most favorable aggregate price for comparable components and comparable volumes, and (iii) such obligation is subject to Hitachi’s product requirements. Hitachi’s obligation to purchase these products from us is excused where customers require that products be sourced from multiple vendors or from vendors unaffiliated with Opnext, and where prudent business practices require Hitachi to maintain a second supply source, Opnext is unable to meet Hitachi’s or its customers’ requirements for technical support, technical data, or time to market for new products. The terms for procuring such components are set forth in the Opnext Japan Procurement Agreement described below. Each party’s liability for damages arising out of the agreement during any 12 month period is limited to $36.0 million U.S. dollars, except in connection with a breach of a party’s confidentiality obligations. The term of the agreement expires on July 31, 2007. Thereafter, the agreement will renew automatically for additional one year periods unless either party provides written notice of its intent not to renew the agreement. Either party may terminate the agreement for material breach or default that remains uncured for 60 days after written notice of such breach or default; provided that Hitachi may not terminate the agreement for breach so long as it and its affiliates hold a majority voting interest in us.

Sales to Hitachi and its subsidiaries under this agreement and the Opnext Japan Procurement Agreement, as described below, were $8.3 million, $24.1 million, $30.3 million and $35.0 million for the nine month period ended December 31, 2006 and for the years ended March 31, 2006, 2005 and 2004, respectively. At December 31, 2006 and March 31, 2006, 2005 and 2004, we had accounts receivable from Hitachi and its subsidiaries of $2.9 million, $6.8 million, $7.1 million and $11.9 million, respectively.

Opnext Japan Procurement Agreement

Opnext Japan and Hitachi are parties to a Procurement Agreement pursuant to which, each month, Hitachi provides a rolling three-month forecast of Hitachi’s purchase plans with respect to products and components of Opnext Japan or any other Opnext entity. The forecast for the first two months is a firm and binding commitment to purchase. Pricing is negotiated semiannually, but Opnext Japan commits to provide Hitachi with prices that are at least as favorable to the lowest aggregate prices Opnext Japan provides to other customers for comparable products and volumes. Opnext Japan indemnifies Hitachi against claims arising out of or resulting from any product defects. With respect to infringement of third party intellectual property rights, Hitachi is responsible where the infringement is caused by a product design as of July 31, 2001, or by any intellectual property assigned or licensed by Hitachi to us, and Opnext Japan is responsible where the infringement is caused by new product designs or any other intellectual property. Each party’s liability for damages arising out of the agreement during any 12 month period is limited to $36.0 million U.S. dollars, except in connection with a breach of the limitations on assignment. The term of the agreement expires on July 31, 2007. Thereafter, the agreement will renew automatically for additional one year periods unless either party provides written notice of its intent not to renew the agreement. Hitachi may terminate the agreement for breach of the agreement or upon our dissolution, bankruptcy or insolvency. So long as the Preferred Provider Agreement remains in effect, Hitachi may not terminate the agreement for any breach by Opnext Japan.

Opnext Raw Materials Supply Agreement

We are partners with Hitachi to a Raw Materials Supply Agreement. Under the terms and conditions of the Raw Materials Supply Agreement, Hitachi has agreed to continue to make available for purchase by us laser chips and other semiconductor devices and all other raw materials that were provided by Hitachi to the business prior to or as of July 31, 2001 for our production of optoelectronics components. Pricing is negotiated between the parties, but Hitachi is obligated to provide prices that are no greater than the lowest aggregate price Hitachi charges similarly situated customers. For raw materials Hitachi purchases from third parties, Hitachi charges us the prices paid by Hitachi, net of any discounts obtained by Hitachi. Each party’s liability for damages arising out of the agreement during any 12 month period is limited to $24.0 million U.S. dollars or the aggregate dollar amount of materials projected to be purchased by us under the agreement in the following twelve month period, whichever is greater, except where Hitachi divests its telecommunications division and the acquirer does not agree to assume Hitachi’s obligations under this agreement as they relate to the raw materials. The term of the agreement expires on July 31, 2007. Thereafter, the agreement will renew automatically for additional one year periods unless either party provides written notice of its intent not to renew the agreement. Either party may terminate the agreement for material breach or default that remains uncured for 60 days after written notice of such breach or default; provided that Hitachi many not terminate the agreement as a result of any breach by us so long as it and its affiliates hold a majority voting interest in us.

Purchases from Hitachi and its subsidiaries under this agreement are $30.8 million, $53.1 million, $48.5 million and $44.3 million for the nine month period ended December 31, 2006 and for the years ended March 31, 2006, 2005 and 2004, respectively. At December 31, 2006 and March 31, 2006, 2005 and 2004, we had accounts payable to Hitachi and its subsidiaries of $9.4 million, $7.1 million, $9.6 million and $14.9 million, respectively.

Opnext Trademark Indication Agreement

We are parties to a trademark indication agreement with Opnext Japan and Hitachi, pursuant to which Hitachi grants to Opnext Japan and us the right to use the trademark indication “Powered by Hitachi” on a royalty-free basis in connection with the advertising, marketing, and labeling of products and related services, subject to the terms and conditions of the agreement, and restrictions set forth in the agreement. The term of the agreement continues until six months after Hitachi ceases to own, directly or indirectly, a majority interest in our voting securities, or one year after the consummation of the offering, whichever is later. Hitachi may also terminate the agreement for our or Opnext Japan’s material breach of the agreement which remains uncured or for which cure has not commenced within 30 days of notice of such breach. We and Opnext Japan will indemnify Hitachi for any third-party claims or threats of claims arising from our or Opnext Japan’s use of the indication. Following termination of this agreement, we must stop using the indication, except that we may continue to use it to fill any then outstanding purchase orders.

Opto Device Trademark Indication Agreement

Opto Device and Hitachi are parties to a trademark indication agreement, pursuant to which Hitachi grants to Opto Device the right to use the trademark indication “Powered by Hitachi” on a royalty-free basis in connection with the advertising, marketing, and labeling of products and related services, subject to the terms and conditions of the agreement, and restrictions set forth in the agreement. The term of the agreement continues until six months after Hitachi ceases to own, directly or indirectly, a majority interest in our voting securities, or one year after the consummation of the offering, whichever is later. Hitachi may also terminate the agreement for Opto Device’s material breach of the agreement which remains uncured or for which cure has not commenced within 30 days of notice of such breach. Opto Device will indemnify Hitachi for any third-party claims or threats of claims arising from Opto Device’s use of the indication. Pursuant to the merger of Opto Device into Opnext Japan on March 31, 2003, this agreement was assumed by Opnext Japan. Following termination of this agreement, we must stop using the indication, except that we may continue to use it to fill any then outstanding purchase orders.

Opnext Sales Transition Agreement

We sell our products directly to end users and through distributors. We entered into the Sales Transition Agreement on July 31, 2001 with Hitachi in order for Hitachi to assist us in the transition process of the sales and distribution functions in Japan. On October 31, 2001, the terms relating to sales were terminated, however the terms relating to distribution functions remain in effect with automatic one year renewals. We also entered into a Memorandum of Understanding with Hitachi Semiconductor (America), Inc., and Opnext Japan entered into a Memorandum of Understanding with Hitachi Europe Ltd. to assist us in the transition process of the sales and distribution functions in the US and Europe. The terms of both memoranda have expired. Under the terms and conditions of the Sales Transition Agreement, Hitachi, through a wholly-owned subsidiary, provides distribution services to us. Specific charges for such distribution services are based on volume at fixed per transaction rates generally negotiated on a semi-annual basis and were $1.4 million, $1.4 million, $1.0 million and $0.8 million for the nine month period ended December 31, 2006 and for the years ended March 31, 2006, 2005 and 2004, respectively.

For the years ended March 31, 2006, 2005 and 2004, certain subsidiaries of Hitachi acted as our distributors in Japan. In 2003, Opnext Japan entered into distribution agreements with Hitachi High Technologies, Renesas Technology Sales and Renesas Devices Sales which is a subsidiary of Renesas Technology Sales. These agreements are entered into for a one-year term and are automatically renewable for one-year periods. Such agreements are basic distributor contracts. Sales pursuant to these agreements were $8.5 million, $16.2 million, $21.1 million and $7.1 million for the nine month period ended December 31, 2006 and the years ended March 31, 2006, 2005 and 2004, respectively.

Opto Device Transition Services Agreement

Hitachi and Opto Device entered into a Transition Services Agreement on October 1, 2002, pursuant to which, Hitachi provided various services, including accounting, information systems management, human resources administration, procurement, engineering, logistics, and other general support, on a transitional basis to Opto Device. Specific charges for such services amounted to $1.7 million for the year ended March 31, 2004. This agreement terminated on March 31, 2004 and we began to perform these services with our own resources or arranged to have such services provided pursuant to the aforementioned Outsourcing Agreement. Pursuant to the merger of Opto Device into Opnext Japan on March 31, 2003, this agreement was assumed by Opnext Japan.

Software User License Agreement with Renesas Technology

Opnext Japan and Renesas Technology, one of Hitachi’s subsidiaries, are parties to a software user license agreement, pursuant to which Renesas Technology grants to Opnext Japan a non-exclusive royalty-free, fully paid-up right to duplicate, modify or alter proprietary software for use in developing, manufacturing and selling Opnext Japan’s products, which includes Renesas Technology’s microcomputer product or a version of the program for such product. The agreement also grants Opnext Japan the right to sublicense to third parties the right to use a copy of such proprietary software as a component part of Opnext Japan’s products, including the right to sublicense to a third party service provider for purposes of production of such software or manufacturing of Opnext Japan’s products. The initial term of the agreement expires on October 20, 2008 and automatically renews for additional one year periods thereafter unless either party requests a termination memorandum and both parties agree.

Lease Agreement with Hitachi

Opnext Japan, Inc., or Opnext Japan, leases certain manufacturing and administrative premises from Hitachi located in Totsuka, Japan, pursuant to a lease agreement entered into between Opnext Japan and Hitachi. The original term of the lease was for one year and began on February 1, 2001. In 2002, Hitachi assigned the lease to Hitachi Communication Technologies, Ltd., a wholly-owned subsidiary of Hitachi. An amendment was thereafter entered into between Hitachi Communication Technologies, Ltd. and Opnext Japan, which, among others, modified the premises covered under the lease and according to which approximately 112,893 square feet (10,488 square meters) are now leased to Opnext Japan. A subsequent amendment was entered into between Hitachi Communication Technologies, Ltd. and Opnext Japan to extend the term of the lease. Pursuant to this amendment, the lease will terminate on September 30, 2011 and will be renewable for successive one-year terms, provided that neither party notifies its contrary intent.

The lease payments for these premises were $0.6 million, for each of the years ended March 31, 2006, 2005 and 2004, respectively. For the nine month period ended December 31, 2006, the lease payments for these premises were $0.4 million.

Lease Agreement with Renesas Technology

Opto Device leased certain manufacturing and administrative premises from Hitachi and one of its wholly-owned subsidiaries located in Komoro, Japan, pursuant to a lease agreement entered into between Opto Device, Hitachi and Hitachi Tohbu Semiconductor, Ltd., or HTS. The initial term of the lease agreement was for a five-year period and began on October 1, 2002. The lease was assigned from Opto Device to Opnext Japan when Opto Device was merged into Opnext Japan effective March 1, 2003, and Hitachi assigned the lease to Renesas Technology, one of Hitachi’s subsidiaries. Opnext Japan and Renesas Technology entered into a lease agreement pursuant to which the term of the lease will terminate on March 31, 2011, with an automatic five-year extension, subject to either party’s contrary intent. Under this agreement, Renesas Technology has the option to increase the rent upon the occurrence of certain circumstances during the term of the lease.

The lease payments for these properties were $0.1 million, for each of the years ended March 31, 2006, 2005 and 2004, respectively. For the nine month period ended December 31, 2006, the lease payments for these properties were $49 thousand.

Lease Agreement with Chuo Shoji

Chuo Shoji, Ltd., or Chuo Shoji, one of Hitachi’s subsidiaries, leases office space located in Chiyoda-ku (Tokyo), Japan to Opnext Japan. The building is owned by Tokyo Tatemono Co., Ltd., or Tokyo Tatemono, and leased to Chuo Shoji. The term of the lease agreement is for two years and commenced on June 12, 2004. It is automatically renewable for successive periods of two years unless either party gives notification to terminate the lease to the other party six months or more prior to the end of then current term. The current term expires on June 11, 2008. Both Chuo Shoji and Opnext Japan have the right to terminate the lease during the lease term provided that the party wishing to terminate gives the other party at least six months prior notice, or in the case of Opnext Japan, pays Chuo Shoji the amount equal to six months’ lease payments. Opnext Japan executed a letter of guarantee for the benefit of Tokyo Tatemono, according to which the lease agreement between Opnext Japan and Chuo Shoji shall be terminated and Opnext Japan shall vacate the premises in the event that the lease agreement between Chuo Shoji and Tokyo Tatemono be terminated.

The annual lease payment under this agreement was $0.1 million, for each of the years ended March 31, 2006 and 2005. For the nine month period ended December 31, 2006, the lease payments for this premises were $74 thousand.

Lease Agreement with Hitachi Europe GmbH

Opnext GmbH is party to a lease agreement with Hitachi Europe GmbH, under which Hitachi Europe GmbH leases office space and other services to Opnext Germany GmbH in Munich, Germany. The agreement became effective on December 1, 2001 and remains in force unless and until terminated by either party. Under this agreement, Opnext GmbH shall pay for the cost of the actual occupied office space and shall reimburse Hitachi Europe GmbH for various costs that Hitachi Europe GmbH incurs in providing certain services.

The lease payments under this agreement were $0.1 million for each of the years ended March 31, 2006 and 2005. For the nine months ended December 31, 2006, the lease payments for this premises were $57 thousand. For the year ended March 31, 2004, the lease payments for this premises were $65 thousand.

Opto Device Sales Channel Memorandum

Hitachi and Opto Device entered into a Sales Channel Memorandum on October 1, 2002, in order for Hitachi to assist Opto Device in the transition process of the sales and distribution function. Under the terms and conditions of the Sales Channel Memorandum, Hitachi and its subsidiaries provided certain sales and distribution services to Opto Device in Japan. Specific charges for such services were less than $0.1 million for the year ended March 31, 2004. This agreement terminated on March 31, 2004 and we began to perform these services with our own resources or arranged to have such services provided pursuant to the aforementioned Outsourcing Agreement.

Opnext Japan Secondment Agreements

Opnext Japan, Inc. and Hitachi entered into a one-year secondment agreement effective February 1, 2001 with automatic annual renewals, which provides for the details of the secondment of Hitachi employees to Opnext Japan, Inc. After July 31, 2005, Hitachi is entitled to terminate the secondment agreements.

As of December 31, 2006 and March 31, 2006, 2005 and 2004, there were 6, 3, 129 and 140 seconded employees, respectively. Expenses associated with these employees were $0.3 million, $0.8 million, $12.4 million and $12.5 million for the nine month period ended December 31, 2006 and for the years ended March 31, 2006, 2005 and 2004, respectively.

Opto Device Secondment Agreements

Opto Device entered into one-year secondment agreements respectively with Hitachi and Hitachi Tohbu Semiconductor, Ltd., or HTS, one of Hitachi’s wholly-owned subsidiaries, effective October 1, 2002 with automatic annual renewals. After September 30, 2006, Hitachi and HTS are each respectively entitled to terminate the secondment agreements.

As of December 31, 2006, March 31, 2006, 2005 and 2004 there were 2, 3, 80 and 90 seconded employees, respectively. Expenses associated with these employees were $0.2 million, $0.5 million, $8.5 million and $7.9 million for the nine month period ended December 31, 2006 and for the years ended March 31, 2006, 2005 and 2004, respectively.

Payment to Hitachi in Connection with Our Acquisition of Opto Device

Under the Stock Purchase Agreement, dated October 1, 2002, entered into between Hitachi and us, in connection with our acquisition of Opto Device, Ltd., half of the purchase price of $40.0 million was paid upon the closing of the transaction and the remaining $20.0 million was paid in September 2005.

Capital Leases with Hitachi Capital Corporation

Opnext Japan has entered into capital leases to finance certain equipment purchases. For the years ended March 31, 2006, 2005 and 2004, Opnext Japan had outstanding capital leases with Hitachi Capital Corporation of $8.4 million, $2.4 million and $0.8 million, respectively. As of December 31, 2006, Opnext Japan had outstanding capital leases with Hitachi Capital Corporation of $9.3 million. The terms of the leases generally range from 3 to 5 years and can be renewed at renegotiated terms or purchased at the residual value upon expiration. Opnext Japan can terminate the leases at its discretion in return for a penalty payment as stated in the lease contracts.

Investments with Hitachi, Ltd., Hitachi International Treasury Ltd. and Marubeni America Corporation

Hitachi International Treasury Ltd. is a wholly-owned subsidiary of Hitachi and Marubeni America Corporation is an investor in Clarity. At December 31, 2006 and March 31, 2006, we have $13.5 million and $8.7 million of short-term notes receivable, which are classified as cash equivalents, with Hitachi,

Ltd. and at March 31, 2005 and 2004 with Hitachi International Treasury Ltd. and Marubeni America Corporation in the amounts of $70.0 million and $30.0 million, respectively. The terms of the notes are, and interest is paid, within 90 days from the date of issuance and are payable upon demand. Interest earned on the Hitachi, Ltd. notes was $20 thousand and $1 thousand for the nine month period ended December 31, 2006 and the year ended March 31, 2006, respectively, and the related interest rates ranged from 0.08% to 0.38% during the nine month period ended December 31, 2006 and the related interest rate was 0.09% for the year ended March 31, 2006. Interest on the Hitachi International Treasury, Ltd. notes was $1.9 million, $1.2 million and $0.3 million and the related interest rates ranged from 2.64% to 4.33%, 0.97% to 2.64% and 0.97% to 1.03% for the years ended March 31, 2006, 2005 and 2004, respectively. Interest on the Marubeni America Corporation notes was $1.0 million, $0.5 million and $0.1 million and the related interest rates ranged from 2.62% to 4.34%, 0.99% to 2.62% and 0.99% to 1.05% for the years ended March 31, 2006, 2005 and 2004, respectively.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our amended and restated certificate of incorporation, amended and restated bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering and the application of the use of proceeds of the offering. The following is only a summary and is qualified by the provisions of our amended and restated certificate of incorporation, amended and restated bylaws and other agreements, copies of which are available as set forth under “Where You Can Find More Information.”

Upon the closing of this offering, our authorized capital stock will consist of 150,000,000 shares of common stock, par value $0.01 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

As of January 26, 2007, there were 52,012,740 shares of common stock outstanding, held of record by 95 stockholders. After giving effect to our amended and restated certificate of incorporation and our amended and restated bylaws the holders of our common stock will be entitled to the following rights:

Voting Rights

Each share of our common stock entitles its holder to one vote per share on all matters to be voted upon by the stockholders. There is no cumulative voting, which means that a holder or group of holders of more than 50% of the shares of our common stock can elect all of our directors.

Dividend Rights

The holders of our common stock are entitled to receive dividends when and as declared by our board of directors from legally available sources, subject to any restrictions in our amended and restated certificate of incorporation or prior rights of the holders of our preferred stock. See “Dividend Policy.”

Liquidation Rights

In the event of our liquidation or dissolution, the holders of our common stock are entitled to share ratably in the assets available for distribution after the payment of all of our debts and other liabilities, subject to the prior rights of the holders of our preferred stock.

Other Matters

The holders of our common stock have no subscription, redemption or conversion privileges. After the offering, our common stock does not entitle its holder to preemptive rights. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences, and privileges of the holders of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences, and rights, and the qualifications, limitations or restrictions thereof including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control of our company without further action by the stockholders and may adversely affect the voting and other rights of the holders of our common stock. At present, we have no plans to issue any of the preferred stock.

Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. In particular, our amended and restated certificate of incorporation and amended and restated bylaws, as applicable, among other things:

•	provide that special meetings of the stockholders may be called only by our Chairman of the Board, Chief Executive Officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors of our board of directors;

•	establish procedures with respect to stockholder proposals and stockholder nominations, including requiring that advance written notice of a stockholder proposal or director nomination generally must be received at our principal executive offices not less than 90 nor more than 120 days prior to the first anniversary date of mailing of our proxy statement released to stockholders in connection with the previous year’s annual meeting of stockholders;

•	do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board of directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company;

•	provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders;

•	require that the vote of holders of 66 2/3% of the voting power of the outstanding shares entitled to vote generally in the election of directors is required to amend various provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including provisions relating to:

•	the number of directors on our board of directors;

•	the election, qualification and term of office of our directors;

•	filling vacancies on our board of directors;

•	removal of members of our board of directors; and

•	certain amendments to our amended and restated certificate of incorporation and amended and restated bylaws; and

•	provide that the board of directors has the power to alter, amend or repeal the bylaws without stockholder approval.

Following the completion of this offering, our amended and restated certificate of incorporation will authorize our board of directors, without further vote or action by the stockholders, to issue up to

15,000,000 shares of preferred stock, par value $0.01 per share, in one or more classes or series, and to fix or alter:

•	the number of shares constituting any class or series;

•	the designations, powers and preferences of each class or series;

•	the relative, participating, optional and other special rights of each class or series; and

•	any qualifications, limitations or restrictions on each class or series.

The above provisions are intended to promote continuity and stability in the composition of our board of directors and in the policies formulated by the board, and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are expected to reduce our vulnerability to unsolicited acquisition attempts as well as discourage certain tactics that may be used in proxy fights. Such provisions, however, could discourage others from making tender offers for our shares and, as a consequence, may also inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. These provisions could also operate to prevent changes in our management.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or the DGCL. Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time that the stockholder became an interested stockholder, unless:

•	prior to the date of the business combination, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock of the interested stockholder) those shares owned

•	by persons who are directors and also officers, and

•	by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

A “business combination” includes:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Subject to various exceptions, an “interested stockholder” is an entity or person who, together with affiliates and associates, owns (or within three years from the date of determination, did own) 15% or more of the corporation’s outstanding voting stock. This statute could delay, defer or prohibit a merger or other takeover or a change of control of our company.

NASDAQ Global Market

We will apply to list our common stock on the NASDAQ Global Market under the symbol OPXT.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

Upon the closing of this offering, we will have 62,012,740 shares of common stock outstanding assuming no exercise of the underwriters over-allotment option and no exercise of currently outstanding options.

Of these shares, the 16,909,375 shares of common stock sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, unless they are held by our affiliates, as that term is defined in Rule 144 under the Securities Act and the rules and regulations promulgated thereunder.

The remaining shares of common stock held by existing stockholders are restricted shares and are only eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act which rules are summarized below.

As a result of lock-up agreements and the Pine Stockholder Agreement and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

•	51,968,203 restricted shares will be eligible for sale upon expiration of the lock-up agreements described below and the transfer restrictions contained in the Pine Stockholder Agreement; and

•	the remaining 44,537 restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.

Lock-up Agreements

Our officers, directors and substantially all of our stockholders have agreed, after giving effect to the shares to be sold in this offering, not to transfer or dispose of, directly or indirectly, any shares of our common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co., which period of restriction will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event. In addition, some of our stockholders are party to the Pine Stockholder Agreement that restricts transfer of their shares during the 180-day period following this offering. Goldman, Sachs & Co. currently does not anticipate shortening or waiving any of the lock-up agreements or other contractual obligations restricting the sale of securities and does not have any pre-established conditions for such modifications or waivers. However, Goldman, Sachs & Co. may, in its sole discretion, at any time, and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreement.

Rule 144

In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 620,127 shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders, and other factors.

Rule 144(k)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

In connection with the 2001 acquisition of our class A common stock by Hitachi, Clarity Partners LP, Clarity Opnext Holdings I, LLC and Clarity Opnext Holdings II, LLC, we entered into a registration rights agreement with Hitachi and Clarity dated as of July 31, 2001. The agreement provides that at any time following 180 days after the initial public offering of our common stock, Hitachi and Clarity, may make a written demand to register some or all of their shares. The agreement also grants Hitachi and Clarity “piggyback” registration rights other than in connection with an initial public offering of our common stock.

Options

In addition to the 62,012,740 shares of common stock outstanding immediately after this offering, as of January 26, 2007, there were outstanding options to purchase 4,471,449 shares of our then outstanding Class B common stock. As soon as practicable upon completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our stock plans. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions, and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus without the prior written consent from us or our underwriters.

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following is a summary of certain material United States federal income tax considerations relating to the purchase, ownership and disposition of our common stock applicable to “non-United States holders” as we define that term below. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

The term “non-United States holder” means a beneficial owner of our common stock that, for United States federal income tax purposes, is not a partnership or any of the following:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in the United States or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a United States court and the control of one or more United States persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

This summary is limited to holders who hold our common stock as a capital asset. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	foreign persons or entities, except to the extent specifically set forth below;

•	persons that are partnerships or other pass-through entities;

•	persons that own, or are deemed to own, more than 5% of our company, except to the extent specifically set forth below;

•	persons who hold the common stock as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	certain former citizens or long-term residents of the United States; or

•	persons deemed to sell the common stock under the constructive sale provisions of the Code.

You are urged to consult your tax advisor with respect to the application of the United States federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Distributions on Common Stock

If we make cash or other property distributions on our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will constitute a return of capital that will first be applied against and reduce the non-United States holder’s adjusted tax basis in our common stock, but not below zero. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “— Gain on Disposition of Common Stock” below.

Dividends paid to a non-United States holder that are not effectively connected with the non-United States holder’s conduct of a trade or business in the United States will generally be subject to withholding of United States federal income tax at the rate of 30%, or if a tax treaty applies, a lower rate specified by the treaty. Non-United States holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-United States holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, are attributable to a permanent establishment in the United States, are taxed on a net income basis at the regular graduated United States federal income tax rates in much the same manner as if the non-United States holder was a United States person. In such cases, we will not be required to withhold United States federal income tax if the non-United States holder complies with applicable certification requirements. In addition, if the non-United States holder is a corporation, a “branch profits tax” equal to 30% (or lower applicable treaty rate) may be imposed on a portion of its effectively connected earnings and profits for the taxable year. Non-United States holders should consult any applicable tax treaties that may provide for different rules.

To claim the benefit of a tax treaty or an exemption from withholding because the dividends are effectively connected with the conduct of a trade or business in the United States, a non-United States holder must either (a) provide a properly executed IRS Form W-8BEN or Form W-8ECI (as applicable) before the payment of dividends or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. These forms must be periodically updated. Non-United States holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition of Common Stock

A non-United States holder generally will not be subject to United States federal income tax or any withholding thereof with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	the gain is effectively connected with the non-United States holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-United States holder in the United States;

•	the non-United States holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; or

•	our common stock constitutes a “United States real property interest” by reason of our status as a “United States real property holding corporation,” or a USRPHC, for United States federal income tax purposes at any time during the shorter of the 5-year period ending on the date on which the non-United States holder

•	disposes of our common stock or the period the non-United States holder held our common stock, which we refer to as the applicable period.

The determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets. We believe that we are currently not and do not anticipate becoming a USRPHC. However, there is no assurance that our determination is correct or that we will not become a USRPHC in the future as a result of a change in our assets or operations. Even if we are or later become a USRPHC, as long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, such common stock will be treated as a United States real property interest with respect to a non-United States holder only if the non-United States holder owned directly or indirectly more than 5% of such regularly traded common stock at any time during the applicable period. We believe that our common stock will be “regularly traded on an established securities market.” If we are or were to become a USRPHC, and a non-United States holder owned directly or indirectly more than 5% of our common stock at any time during the applicable period or our common stock were not considered to be “regularly traded on an established securities market,” then any gain recognized by a non-United States holder on the sale or other disposition of our common stock would be treated as effectively connected with a United States trade or business (except for purposes of the branch profits tax) and would be subject to United States federal income tax at regular graduated United States federal income tax rates in much the same manner as if the non-United States holder was a United States person. If we are or were to become a USRPHC and our common stock were not considered to be “regularly traded on an established securities market,” the non-United States holder would be subject to withholding on the gross proceeds realized with respect to the sale or other disposition of our common stock and any amount withheld in excess of the tax owed as determined in accordance with the preceding sentence may be refundable if the required information is timely furnished to the Internal Revenue Service.

If you are a non-United States holder described in the first bullet point above, you will generally be taxed on the net gain derived from the disposition at the regular graduated United States federal income tax rates in much the same manner as if you were a United States person and, if you are a foreign corporation, the “branch profits tax” described above may also apply. If you are an individual non-United States holder described in the second bullet point above, you will be subject to United States federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains (including gain recognized on a sale or other disposition of our common stock) allocable to United States sources exceed capital losses allocable to United States sources.

Backup Withholding and Information Reporting

In general, you will not be subject to backup withholding and information reporting with respect to payments that we make to you, provided that we do not have actual knowledge or reason to know that you are a United States person and you have given us an appropriate statement certifying, under penalties of perjury, that you are not a United States person. In addition, you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a share of common stock within the United States or conducted through certain United States-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that you are a United States person, as defined under the Code, or you otherwise establish an exemption. However, we may be required to report annually to the Internal Revenue Service and to you the amount of, and the tax withheld with respect to, any dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

You generally will be entitled to credit any amounts withheld under the backup withholding rules against your United States federal income tax liability provided that the required information is furnished to the Internal Revenue Service in a timely manner.

UNDERWRITING

The company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares

Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
CIBC World Markets Corp.
Cowen and Company, LLC
Jefferies & Company, Inc.

Total	16,909,375

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,536,406 shares from the company and the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase           additional shares.

Paid by the Company	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Paid by the Selling Stockholders	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

The company and its officers, directors, and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the NASDAQ Global Market under the symbol “OPXT.” In order to meet one of the requirements for listing the common stock on the NASDAQ Global Market, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from the company and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on NASDAQ Global Market in the over-the-counter market or otherwise.

Each of the underwriters has represented and agreed that:

(a) it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority (FSA);

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(c) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

The company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $5.2 million.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. Goldman, Sachs & Co. provided advisory services to Hitachi on the company’s spin-out in 2000 and, through an investment in a private equity fund advised by a third party unaffiliated with Goldman, Sachs & Co., indirectly holds an equity interest of less than 1% in the company. Goldman, Sachs & Co. has no voting or investment discretion with respect to such shares. In addition, CIBC World Markets Corp. and its affiliates in the aggregate hold indirectly, an equity interest of less than 1% in the company. CIBC has no voting or investment discretion with respect to such shares. JP Morgan Securities Ltd. is a dealer in Hitachi’s Euro Medium Term Notes program and in this capacity has executed and will continue to execute trades for the program.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Los Angeles, California. The underwriters are represented by Ropes & Gray LLP.

EXPERTS

The consolidated financial statements of Opnext, Inc. as of March 31, 2006 and 2005, and for each of the three years in the period ended March 31, 2006, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the new shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC’s offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

OPNEXT, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at March 31, 2006 and March 31, 2005	F-3
Consolidated Statements of Operations for the years ended March 31, 2006, 2005 and 2004	F-4
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended March 31, 2006, 2005 and 2004	F-5
Consolidated Statements of Cash Flows for the years ended March 31, 2006, 2005 and 2004	F-6
Notes to Consolidated Financial Statements	F-7
Unaudited Consolidated Balance Sheets as of December 31, 2006 and March 31, 2006	F-27
Unaudited Consolidated Statements of Operations for the three and nine month periods ended December 31, 2006 and 2005	F-28
Unaudited Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the nine months ended December 31, 2006	F-29
Unaudited Consolidated Statements of Cash Flows for the nine month periods ended December 31, 2006 and 2005	F-30
Notes to Unaudited Consolidated Financial Statements	F-31
EX-1.1: FORM OF UNDERWRITING AGREEMENT
EX-3.1: FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF OPNEXT, INC.
EX-3.2: FORM OF AMENDED AND RESTATED BYLAWS OF OPNEXT, INC.
EX-3.3: SPECIMEN OF STOCK CERTIFICATE FOR COMMON STOCK
EX-4.1: PINE STOCKHOLDER AGREEMENT
EX-10.6: OPNEXT, INC. AMENDED AND RESTATED 2001 LONG-TERM STOCK INCENTIVE PLAN
EX-10.19: OPNEXT JAPAN, INC. INTELLECTUAL PROPERTY LICENSE AGREEMENT
EX-10.26: AGREEMENT ON BANK TRANSACTIONS BETWEEN OPNEXT JAPAN, INC. AND THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., AS AMENDED
EX-10.27: SOFTWARE USER LICENSE AGREEMENT
EX-23.1: CONSENT OF ERNST & YOUNG LLP

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Opnext, Inc.

We have audited the accompanying consolidated balance sheets of Opnext, Inc. and subsidiaries (the “Company”) as of March 31, 2006 and 2005, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Opnext, Inc. and subsidiaries at March 31, 2006, and 2005 and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with U.S. generally accepted accounting principles.

/s/  Ernst & Young LLP

New York, New York
October 20, 2006, except for Note 16,
as to which the date is January 26, 2007

Opnext, Inc.

Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	March 31,
	2006	2005

Assets
Current assets:
Cash and cash equivalents, including $8,745 and $100,000 due from related parties at March 31, 2006 and 2005, respectively	$89,358	$169,504
Trade receivables, net, including $6,820 and $7,059 due from related parties at March 31, 2006 and 2005, respectively	33,608	24,023
Inventories, net	45,865	43,564
Prepaid expenses and other current assets	2,144	2,328

Total current assets	170,975	239,419
Property, plant, and equipment, net	39,926	46,135
Goodwill	5,698	5,698
Other assets	227	660

Total assets	$216,826	$291,912

Liabilities and shareholders’ equity
Current liabilities:
Trade payables, including $7,063 and $9,617 due to related parties at March 31, 2006 and 2005, respectively	$26,127	$26,198
Accrued expenses	10,333	12,238
Due to Hitachi, Ltd.	—	20,000
Short-term debt	50,942	82,221
Capital lease obligations	2,045	834

Total current liabilities	89,447	141,491
Capital lease obligations	6,392	1,576
Other long-term liabilities	1,324	669

Total liabilities	97,163	143,736

Commitments and contingencies
Shareholders’ equity:
Opnext, Inc., Class A common stock, par value $0.01 per share: authorized 150,000,000 shares; issued and outstanding 50,000,000 shares	500	500
Opnext, Inc., Class B common stock, par value $0.01 per share: authorized 178,300,000 shares; issued and outstanding 1,985,502 and 1,941,488 shares at March 31, 2006 and 2005, respectively	20	19
Additional paid-in capital	406,124	406,089
Unearned compensation	(1)	(13)
Accumulated deficit	(281,785)	(251,311)
Accumulated other comprehensive loss	(5,195)	(7,108)

Total shareholders’ equity	119,663	148,176

Total liabilities and shareholders’ equity	$216,826	$291,912

See accompanying notes to consolidated financial statements.

Opnext, Inc.

Consolidated Statements of Operations
(In thousands, except per share amounts)

	Year Ended March 31,
	2006	2005	2004

Sales, including $24,090, $30,331 and $35,030 to related parties for the years ended March 31, 2006, 2005 and 2004, respectively	$151,691	$138,432	$79,390
Cost of sales	119,626	107,694	73,144

Gross margin	32,065	30,738	6,246
Research and development expenses, including $4,171, $3,389 and $3,263 from related parties for the years ended March 31, 2006, 2005 and 2004, respectively	33,669	33,251	30,921
Selling, general and administrative expenses, including $4,136, $3,754 and $4,451 from related parties for the years ended March 31, 2006, 2005 and 2004, respectively	33,116	33,629	33,164
Other operating expenses	1,464	67	25,283

Operating loss	(36,184)	(36,209)	(83,122)
Interest income, net, including $2,835, $1,682 and $389 of interest income from related parties for the years ended March 31, 2006, 2005 and 2004, respectively	4,102	2,138	2,374
Other income, net	1,886	52	258

Loss before income taxes	(30,196)	(34,019)	(80,490)
Income tax (expense) benefit	(278)	1,275	—

Net loss	$(30,474)	$(32,744)	$(80,490)

Net loss per share basic and diluted	$(0.59)	$(0.63)	$(1.57)
Weighted average number of shares used in computing net loss per share, basic and diluted	51,945	51,873	51,383

See accompanying notes to consolidated financial statements.

Opnext, Inc.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)
Year ended March 31, 2004, 2005 and 2006
(Dollars in thousands, except share amounts)

	Class A		Class B				Retained	Accumulated
	Common Stock		Common Stock			Additional	Earnings	Other		Total
	Number	Par	Number	Par	Unearned	Paid-in	(Accumulated	Comprehensive	Shareholders’	Comprehensive
	of Shares	Value	of Shares	Value	Compensation	Capital	Deficit)	Loss	Equity	Income (Loss)

Balance at March 31, 2003	50,000,000	$500	—	$—	$—	$394,863	$(138,077)	$(5,881)	$251,405
Acquisition of Pine Photonics Communications, Inc. — June 4, 2003			1,672,515	17		4,833			4,850
Unearned compensation					(109)				(109)
Compensation expense					60				60
Stock options exercised			23,475	—		19			19
Non-employee stock option expense to related parties						4,406			4,406
Net loss							(80,490)		(80,490)	$(80,490)
Foreign currency translation adjustment								(2,240)	(2,240)	(2,240)

Total comprehensive loss										$(82,730)

Balance at March 31, 2004	50,000,000	500	1,695,990	17	(49)	404,121	(218,567)	(8,121)	177,901
Issuance of restricted stock			216,667	2		(2)
Compensation expense					36				36
Stock options exercised			28,831	—		25			25
Non-employee stock option expense to related parties						1,945			1,945
Net loss							(32,744)		(32,744)	$(32,744)
Foreign currency translation adjustment								1,013	1,013	1,013

Total comprehensive loss										$(31,731)

Balance at March 31, 2005	50,000,000	500	1,941,488	19	(13)	406,089	(251,311)	(7,108)	148,176
Compensation expense					12				12
Stock options exercised			44,014	1		35			36
Net loss							(30,474)		(30,474)	$(30,474)
Foreign currency translation adjustment								1,913	1,913	1,913

Total comprehensive loss										$(28,561)

Balance at March 31, 2006	50,000,000	$500	1,985,502	$20	$(1)	406,124	$(281,785)	$(5,195)	$119,663

See accompanying notes to consolidated financial statements.

Opnext, Inc.

Consolidated Statements of Cash Flows
(Dollars in thousands)

	Year Ended March 31,
	2006	2005	2004

Cash flows from operating activities
Net loss	$(30,474)	$(32,744)	$(80,490)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	12,579	12,567	19,023
Non-cash expenses	1,065	50	25,036
Compensation expense	12	36	60
Non-employee stock option expense to related parties	—	1,945	4,406
Changes in assets and liabilities, net of assets acquired:
Trade receivables, net	(11,116)	(2,051)	(3,241)
Inventories, net	(5,661)	(9,927)	(3,693)
Prepaid expenses and other current assets	(615)	1,264	1,990
Other assets	433	12	198
Trade payables	2,037	14,860	1,004
Accrued expenses and other liabilities	1,567	(13,359)	4,375

Net cash used in operating activities	(30,173)	(27,347)	(31,332)

Cash flows from investing activities
Capital expenditures	(3,115)	(4,438)	(14,244)
Loan receivable from Pine Photonics Communications, Inc.	—	—	(800)
Acquisition of Pine Photonics Communications, Inc.	—	—	(129)

Net cash used in investing activities	(3,115)	(4,438)	(15,173)

Cash flows from financing activities
Short-term debt (payments) borrowings, net	(25,313)	(1,305)	9,303
Payment to Hitachi, Ltd.	(20,000)	—	—
Payments on capital lease obligations	(1,265)	(681)	(1,242)
Exercise of stock options	36	25	19

Net cash (used in) provided by financing activities	(46,542)	(1,961)	8,080
Effect of foreign exchange rates on cash and cash equivalents	(316)	35	441

Decrease in cash and cash equivalents	(80,146)	(33,711)	(37,984)
Cash and cash equivalents at beginning of year	169,504	203,215	241,199

Cash and cash equivalents at end of year	$89,358	$169,504	$203,215

Supplemental cash flow information
Cash paid during the year for:
Interest	$535	$477	$450
Income taxes	278	—	—
Non-cash financing activities
Capital lease obligations incurred	$(7,882)	$(2,188)	$—

See accompanying notes to consolidated financial statements.

Opnext, Inc.

Notes to Consolidated Financial Statements
(In thousands, except per share amounts)

1.	Background and Basis of Presentation

Opnext, Inc. and subsidiaries (“OPI”, “Opnext” or the “Company”) designs, develops manufactures and distributes optical modules and components that transmit and receive data delivered via light in telecommunications and data communications applications, as well as lasers and infrared LEDs for industrial and commercial applications.

OPI was incorporated on September 18, 2000 (date of inception), in Delaware as a wholly-owned subsidiary of Hitachi, Ltd. (“Hitachi” or “Parent”), a corporation organized under the laws of Japan. Opnext Japan, Inc. (“OPJ” or “Opnext Japan”) was established on September 28, 2000 and on January 31, 2001, Hitachi contributed the fiber optic components business of its telecommunications system division (the “Predecessor business”) to OPJ.

On July 31, 2001, Hitachi contributed 100% of the shares of OPJ to OPI in exchange for 35,000 shares of Class A common stock, representing 100% of the then outstanding Class A common shares. Also on July 31, 2001, Clarity Partners, L.P., Clarity Opnext Holdings I, LLC, and Clarity Opnext Holdings II, LLC (collectively, “Clarity”) together contributed $321,300 in exchange for 15,000 shares of Class A common stock representing a 30% interest in the Company. Each share of the Company’s Class A common stock has ten voting rights.

Opto Device, Ltd. (“OPD”) was established on February 8, 2002 and on October 1, 2002, OPD acquired the opto device business (the “OPD Predecessor business”) from Hitachi. Also on October 1, 2002, OPI acquired 100% of the shares of OPD from Hitachi for a purchase price of $40,000. Effective March 1, 2003 OPD was merged into OPJ.

On January 24, 2003, the Company entered into an agreement to acquire 100% of Pine Photonics Communications, Inc. (“Pine”) subject to various closing conditions. In connection with this agreement, the Company loaned Pine $2,000 in March 2003 and $800 in April and May 2003. The loans were secured primarily by all of Pine’s intellectual property, bore interest at the prime rate plus 2% and were due in eight equal quarterly installments beginning on the later of April 1, 2003, the closing date of the acquisition, or 30 days after the date of termination of the acquisition.

On June 4, 2003, the Company acquired 100% of the outstanding shares of Pine in exchange for 1,673 shares of Opnext Class B common stock. Each share of the Company’s Class B common stock has one voting right. At March 31, 2006 and 2005, 84 of the aforementioned outstanding shares are held in escrow as security for potential breach by Pine of certain terms and conditions of the acquisition agreement.

The acquisition, which expanded the Company’s product line of small form factor and other transceivers, has been recorded as a purchase and the results of Pine’s operations have been included in the Company’s consolidated financial statements from the date of acquisition. The purchase price was allocated as follows:

Current assets	$1,428
Non-current tangible assets	3,325
Goodwill	5,698
Unearned compensation	109
Current liabilities	(3,646)
Non-current liabilities	(1,721)

$5,193

A full valuation allowance has been provided for Pine’s net deferred tax assets as of the acquisition date.

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements reflect the consolidated results of Opnext and all its subsidiaries. All intercompany transactions and balances between and among the Company’s businesses have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the periods reported. These estimates are based on historical experience and on assumptions that are believed to be reasonable under the circumstances. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. These estimates include assessment of the ability to collect accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets, expected warranty costs and estimated useful lives for depreciation and amortization periods of tangible assets, among others. Actual results may differ from these estimates, and the estimates will change under different assumptions or conditions.

Reclassification

Certain prior amounts have been reclassified to conform with the current period presentation.

Revenue Recognition

Revenue is derived principally from sales of products. Revenue is recognized when the basic criteria of Staff Accounting Bulletin (“SAB”) No. 104 are met. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, usually in the form of a purchase order, delivery has occurred or services have been rendered, title and risk of loss have passed to the customer, the price is fixed or determinable and collection is reasonably assured in terms of both credit worthiness of the customer and there are no uncertainties with respect to customer acceptance. These conditions generally exist upon shipment or upon notice from certain customers in Japan that they have completed their inspection and have accepted the product.

Warranties

The Company sells certain of its products to customers with a product warranty that provides repairs at no cost to the customer or the issuance of credit to the customer. The length of the warranty term depends on the product being sold, but generally ranges from one year to five years. The Company accrues its estimated exposure to warranty claims based upon historical claim costs as a percentage of sales multiplied by prior sales still under warranty at the end of any period. Management reviews these estimates on a regular basis and adjusts the warranty provisions as actual experience differs from historical estimates or other information becomes available.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

Shipping and Handling Costs

Outbound shipping and handling costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Shipping and handling costs for the years ended March 31, 2006, 2005 and 2004 are $3,145, $2,386 and $1,733, respectively.

Foreign Currency Transactions and Translation

Gains and losses resulting from foreign currency transactions denominated in a currency other than the entity’s functional currency are included in the consolidated statements of operations. Balance sheet accounts of the Company’s foreign operations for which the local currency is the functional currency are translated into U.S. dollars at period-end exchange rates, while revenues and expenses are translated at weighted average exchange rates. Translation gains or losses related to net assets of such operations are shown as components of shareholders’ equity.

Transaction gains and losses attributable to intercompany foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) have been reported in other comprehensive loss. Transaction gains and losses attributable to other intercompany foreign currency transactions have been included in net income for the period in which the exchange rates change.

Net Loss per Common Share

Basic and diluted earnings per share are presented in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128 Earnings Per Share and SAB No. 98. Basic net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share has been computed using the weighted-average number of shares of common stock and dilutive potential common shares from stock-based incentive plans outstanding during the period using the treasury method.

Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less to be cash equivalents. At March 31, 2006 and 2005, cash equivalents includes notes receivable from related parties of $8,745 and $100,000, respectively, which approximated fair value. As of March 31, 2006 and 2005, cash and cash equivalents includes $435 and $353, respectively, of restricted cash which is held in escrow to guarantee value added taxes and domestic facility lease obligations.

Trade Receivables

The Company estimates allowances for doubtful accounts based upon historical payment patterns, aging of accounts receivable and actual write-off history, as well as assessment of customers’ credit worthiness. Changes in the financial condition of customers could have an effect on the allowance balance required and result in a related charge or credit to earnings. As a policy, the Company does not require collateral from its customers. The allowance for doubtful accounts is $293 and $291 at March 31, 2006 and 2005, respectively.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market including inventory consigned to contract manufacturers. Inventory valuation and firm, committed

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

purchase order assessments are performed on a quarterly basis and those which are identified to be obsolete or in excess of forecasted usage are reserved or written down to their estimated realizable value. Estimates of realizable value are based upon management’s analyses and assumptions including but not limited to forecasted sales levels by product, expected product lifecycle, product development plans and future demand requirements. The Company typically uses a twelve month rolling forecast based on factors including but not limited to production cycles, anticipated product orders, marketing forecasts, backlog, shipment activities and inventories owned by and held at customers. If market conditions are less favorable than forecasted or actual demand from customers is lower than estimated, additional inventory reserves or write-downs may be required. If demand is higher than expected, inventories that had previously been reserved or written down may be sold.

Property, Plant, and Equipment and Internal Use Software

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line and declining balance methods over the estimated useful lives of the various asset classes. All assets other than those acquired by OPJ prior to April 1, 2001 and by OPD prior to October 1, 2002 are depreciated by the straight-line method.

Building improvements	3-15 years
Machinery, electronic, and other equipment	3-7 years

Major renewals and improvements are capitalized and minor replacements, maintenance, and repairs are charged to current operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and any gain or loss is reflected in the consolidated statements of operations.

Pursuant to Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, certain costs of computer software obtained for internal use are capitalized and amortized on a straight-line basis over three to seven years. Costs for maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred.

Impairment of Long-Lived Assets

The Company accounts for impairment of long lived-assets in accordance with SFAS No. 144, Accounting for Impairment of Long-Lived Assets. Long-lived assets, such as property, plant, and equipment, are reviewed for impairment in connection with the Company’s annual budget and long-term planning process and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other groups. Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

The communication industry experienced significant deterioration during the year ended March 31, 2001 and the outlook of future market trends was uncertain until the second half of the year ended March 31, 2004. As the industries began to recover, the Company re-evaluated its long-term

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

business plans and determined that the carrying amount of certain long-lived assets exceeded their fair value as determined by the related discounted future cash flows. Accordingly, a non-cash impairment charge of $19,150 was recorded for the year ended March 31, 2004. The Company’s evaluations for the years ended March 31, 2006 and 2005 indicated that there were no further impairments.

Goodwill and Business Combinations

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Company accounts for acquisitions in accordance with SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 requires the use of the purchase method of accounting and includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually.

Goodwill, which relates to the acquisition of Pine on June 4, 2003, is reviewed for impairment in connection with the Company’s annual budget and long-term planning process and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of goodwill is measured by a comparison of the carrying value of the related reporting unit to its associated fair value as measured by discounted cash flows or other appropriate valuation techniques. The Company’s evaluations for the years ended March 31, 2006, 2005 and 2004 indicated that the fair value exceeded the reporting units’ carrying value.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Fair Value of Financial Instruments

At March 31, 2006 and 2005, the Company’s financial instruments included cash, cash equivalents, trade receivables, trade payables, accrued expenses, and short-term borrowings. The fair values of these items approximated their carrying values due to the short-term nature of these instruments.

Stock-Based Incentive Plans

Under its stock-based incentive plans, the Company has awarded restricted stock, stock options and stock appreciation rights to employees and stock options to non-employees. The Company accounts for its stock-based incentive awards to employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which requires entities to disclose pro forma net income or loss as if the fair value of share based awards were expensed. For purposes of this pro forma

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

disclosure, the Company estimated fair value using the minimum value option pricing valuation model which requires highly subjective assumptions, including the expected volatility of the Company’s stock price, the expected term that the awards will be held before exercise and the fair value of the Company’s common stock. As a result, the estimated fair value could vary significantly based upon changes in assumptions which the Company deemed appropriate at the time of grant. The Company’s use of the minimum value model was primarily due to its determination as to its appropriateness as well as its general acceptance as an option valuation model for private companies. In addition, the Company believes that its approach and assumptions are reasonable and consistent with accepted valuation methodologies as set forth in the AICPA’s Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to determine the fair value of the Company’s common stock.

The following assumptions were used to estimate the fair value of the Company’s share based awards:

	Year Ended March 31,
	2006	2005	2004

Dividend yield	0.00%	0.00%	0.00%
Expected volatility	1.00%	1.00%	1.00%
Risk free interest rate	5.10%	4.18%	2.80%
Expected holding period (in years)	5	5	5

For pro forma disclosure purposes, the estimated fair value of share based awards is amortized to expense over the vesting period. If the Company had elected to adopt the optional fair value recognition provisions of SFAS No. 123 for its stock option plan, net loss for the Company would have been changed to the pro forma amounts indicated below:

	Year Ended March 31,
	2006	2005	2004

Net loss as reported	$(30,474)	$(32,744)	$(80,490)
Compensation expense included in net loss	12	36	60
Pro forma compensation income (expense)	60	(323)	(372)

Pro forma net loss	$(30,402)	$(33,031)	$(80,802)

Pro forma net loss per share basic and diluted	$(0.59)	$(0.64)	$(1.57)
Weighted average number of shares used in computing pro forma net loss per share, basic and diluted	51,945	51,873	51,383

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Share-Based Payment. This Statement requires all share-based payments to employees to be recognized in the financial statements based on their fair value. The Company, as required, will adopt Statement No. 123(R) beginning April 1, 2006, using the modified prospective method which requires compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date to be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under Statement No. 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of Statement No. 123(R).

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

The Company accounts for its stock-based incentive awards to non-employees in accordance with Emerging Issues Task Force Issue (“EITF”) 96-18 Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. The fair value of non-employee options is calculated using the Black-Scholes option pricing valuation model and the associated costs are expensed during the vesting period of the respective awards.

3.	Inventories

Components of inventories are summarized as follows:

	March 31,
	2006	2005

Raw materials	$23,053	$23,471
Work in process	14,045	8,234
Finished goods	8,767	11,859

Inventories, net	$45,865	$43,564

Inventories are net of reserves of $24,254 and $25,031 and include $5,576 and $3,658 of inventory consigned to contract manufacturers at March 31, 2006 and 2005, respectively.

4.	Property, Plant, and Equipment

Property, plant, and equipment is summarized as follows:

	March 31,
	2006	2005

Machinery, electronic, and other equipment	$166,845	$172,890
Computer software	9,724	10,806
Building improvements	4,541	4,806
Construction in progress	496	931

Total property, plant, and equipment	181,606	189,433
Less accumulated depreciation and amortization	(141,680)	(143,298)

Property, plant, and equipment, net	$39,926	$46,135

Property, plant and equipment includes capitalized leases of $12,914 and $7,483 at March 31, 2006 and March 31, 2005 respectively and related accumulated depreciation of $4,304 and $4,571 at March 31, 2006 and March 31, 2005 respectively. Amortization of computer software costs was $1,233, $1,287 and $2,045 for the years ended March 31, 2006, 2005 and 2004, respectively.

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

5.	Income Taxes

The following table presents the principal reasons for the difference between the effective income tax rate and the U.S. Federal statutory income tax rate:

	Year Ended March 31,
	2006	2005	2004

U.S. Federal statutory income tax rate	(35.0)%	(35.0)%	(35.0)%
State and local income taxes, net of Federal income tax effect	(1.8)	(2.5)	(1.6)
Foreign earnings taxed at different rates	(3.7)	(3.0)	(3.8)
Change in valuation allowance	48.9	41.3	22.0
Long-term investment foreign currency transaction losses	(7.3)	—	—
Income tax reserve adjustment	—	(3.7)	—
Change in foreign tax rates	—	—	5.5
Loss of net operating loss carryforwards from acquisitions	—	—	12.6
Other	(0.2)	(0.8)	0.3

Effective income tax rate	0.9%	(3.7)%	0.0%

The following table presents the United States and foreign components of loss before income taxes:

	Year Ended March 31,
	2006	2005	2004

United States	$(10,252)	$(16,199)	$(26,590)
Foreign	(19,944)	(17,820)	(53,900)

Loss before income taxes	$(30,196)	$(34,019)	$(80,490)

The Company recorded a $278 current income tax expense during the year ended March 31, 2006. The expense resulted from foreign withholding taxes on the repayment of interest expense on debt owed by a subsidiary to the parent corporation. The Company recorded a $1,275 current income tax benefit during the year ended March 31, 2005. The benefit resulted from the reversal of an income tax contingency reserve for certain previously filed foreign tax returns which did not materialize prior to the expiration of the related statute of limitations.

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

The components of net deferred tax assets are as follows:

	March 31,
	2006	2005

Net deferred income tax assets:
Net operating loss, capital loss and credit carryforwards	$157,852	$144,280
Intellectual property and goodwill	32,124	49,396
Inventory and other reserves	15,209	15,346
Non-employee stock option expense to related parties	9,387	9,387
Capital leases and property, plant, and equipment	(3,154)	(4,520)
Other	950	315
Valuation allowance	(212,368)	(214,204)

Total net deferred tax assets	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. At March 31, 2006 and 2005, management considered recent operating results, the near-term earnings expectations, and the highly competitive nature of the high-technology market in making this assessment. At the end of each of the respective years, management determined that it is more likely than not that the tax benefit of the deferred tax assets will not be realized. Accordingly, full valuation allowances have been provided against the net deferred tax assets. There can be no assurances that the deferred tax assets subject to valuation allowances will ever be realized.

As of March 31, 2006, the Company has a U.S. Federal net operating loss carryforward of approximately $83,864 and a foreign net operating loss carryforward of approximately $303,983, to offset future taxable income. A portion of the U.S. Federal net operating loss carryforward resulting from the pre-acquisition losses of Pine may be subject to certain annual limitations under Section 382 of the Internal Revenue Code. The U.S. Federal net operating loss carryforward will expire between 2022 and 2027 and the foreign net operating loss carryforward will expire between 2010 and 2014.

The Company does not provide for U.S. Federal income taxes on undistributed earnings of its foreign subsidiaries as it intends to permanently reinvest such earnings. At March 31, 2006, there were no undistributed earnings.

6.	Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the periods presented. Basic weighted average number of common shares includes 217 restricted Class B common shares issued in July 2004. Diluted net loss per share includes dilutive common stock equivalents, using the treasury method, if dilutive.

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

The following table presents the calculation of basic and diluted net loss per share:

	Year Ended March 31,
	2006	2005	2004

Numerator:
Net loss	$(30,474)	$(32,744)	$(80,490)

Denominator:
Weighted average shares outstanding	51,945	51,873	51,383

Basic and diluted net loss per share	$(0.59)	$(0.63)	$(1.57)

The following table summarizes the potential outstanding common stock of the Company at the end of each period, which has been excluded from the computation of diluted net loss per share, as their effect is anti-dilutive.

	Year Ended March 31,
	2006	2005	2004

Stock options	4,437	4,551	4,356
Stock appreciation rights	669	567	294

Total options and SAR’s	5,106	5,118	4,650

7.	Employee Benefits

The Company sponsors the Opnext Corporation 401(k) Plan (the “Plan”) to provide retirement benefits for its U.S. employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute from 1% to 60% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company matches employee contributions dollar for dollar up to a maximum of two thirds of the first 6% an employee contributes. All matching contributions vest immediately. In addition, the Plan provides for discretionary contributions as determined by the board of directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. The Company’s matching contributions to the Plan totaled $331, $357 and $246 in the years ended March 31, 2006, 2005 and 2004, respectively. No discretionary contributions were made in the years ended March 31, 2006, 2005 and 2004.

The Company sponsors a defined contribution plan and a retirement allowance plan to provide retirement benefits for its employees in Japan. Under the defined contribution plan, contributions are provided based on grade level and totaled $630, $158 and $119 in the years ended March 31, 2006, 2005 and 2004, respectively. In addition, the employee can elect to receive the benefit as additional salary or contribute the benefit to the plan on a tax deferred basis. Under the retirement allowance plan, the Company calculates annual contributions to participants’ accounts based on individual grade level and years of service. Employees are entitled to a lump sum benefit upon retirement or upon certain instances of termination. Expense pursuant to this plan was $760, $145 and $113 in the years ended March 31, 2006, 2005 and 2004, respectively.

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

8.	Stock-Based Incentive Plans

The Company has awarded restricted stock, stock options and stock appreciation rights to its employees and stock options to non-employees under its stock based incentive plans. The plans have 7,500 Class B shares of stock available for grants.

Restricted Stock

In July 2004, the Company issued 217 restricted Class B shares to certain senior executives. The awards vest 50% on each of the first and second anniversaries of a qualified public offering as defined in the plan.

Stock Options

Stock option awards to employees generally become exercisable for 25% of the award on each one year anniversary from the date of grant over the subsequent four years and are accounted for under SFAS No. 123 using the Black-Scholes option pricing valuation model using minimum value assumptions for volatility and pro forma disclosure of the effects on net loss. Options issued to non-employees are accounted for under the provisions of EITF 96-18 and are measured at fair value on the grant date and are marked to market at each financial statement date until fully vested. At March 31, 2006, 2005 and 2004, the Company had 1,010 and 1,000 outstanding options that were granted to Hitachi and Clarity, respectively in connection with the appointment of their employees as directors of the Company. Costs associated with the non-employee options are expensed during the vesting period of the respective awards and are included in selling, general and administrative expenses which were $0, $1,945 and $4,406 for the years ended March 31, 2006, 2005 and 2004, respectively. The non-employee options expire no later than ten years from the grant date and were fully vested as of November 2004.

In connection with the acquisition of Pine, the Company assumed the Pine Photonics, Inc. 2000 Stock Plan (the “Pine Plan”) and converted the 3,771 Pine outstanding options into 251 options to acquire Opnext Class B shares (the “Pine Options”). As a result of the exchange, the Company recorded $109 of unearned compensation, which is amortized over the remaining vesting period of the applicable options. The Company amortized $12, $36 and $60 for the years ended March 31, 2006, 2005 and 2004, respectively. The Pine Options become exercisable for 25% of the award one year from the date of grant, pro-rata over the next thirty-six months and expire no later than ten years from the date of grant.

The following table summarizes information concerning outstanding and exercisable options at March 31, 2006:

	Options Outstanding		Options Exercisable
		Weighted		Weighted
		Average		Average
Exercise	Number	Remaining	Number	Remaining
Price	Outstanding	Life	Exercisable	Life

$0.78	75	5.5 years	74	5.5 years
$2.73	18	7.2	13	7.2
$15.00	4,344	5.6	4,133	5.4

$14.73	4,437		4,220

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

Stock Appreciation Rights (SAR’s) Plan

The Company has awarded stock appreciation rights to its employees in Japan. The awards generally vest 33% on each of the first three anniversaries of the date of grant. The SAR’s exercise price and term are consistent with the Opnext employee options and may not be exercised until the completion of a qualified public offering as defined in the plan. As of March 31, 2006, the Company had 669 SAR’s outstanding of which 338 were vested with weighted average remaining lives of 7.6 years and 6.3 years, respectively.

In August 2003, the Company’s Board of Directors approved the re-pricing of 4,460 unexpired Opnext options and SARs, reducing the exercise price from $25.02 to $15.00 per share, which was in excess of the then fair value of the Class B shares. The fair value of the Class B shares was less than the revised exercise price. Accordingly, the Company did not record compensation expense during the years ended March 31, 2006, 2005 and 2004.

A summary of stock options and SAR’s activity follows:

	Opnext Options		Pine Options		Total Stock Options		SAR’s
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
		Exercise		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price	Shares	Price

Balance at March 31, 2003	4,402	$25.02	—	$—	4,402	$25.02	363	$25.02
Granted	7	15.00	251	1.08	258	1.46	8	15.00
Forfeited	(252)	25.02	(28)	1.18	(280)	22.65	(77)	25.02
Exercised	—	—	(24)	0.74	(24)	0.74	—	—

Balance at March 31, 2004	4,157	15.00	199	1.10	4,356	14.37	294	15.00
Granted	260	15.00	—	—	260	15.00	295	15.00
Forfeited	(15)	15.00	(21)	1.58	(36)	7.18	(22)	15.00
Exercised	—	—	(29)	0.91	(29)	0.91	—	—

Balance at March 31, 2005	4,402	15.00	149	1.07	4,551	14.54	567	15.00
Granted	17	15.00	—	—	17	15.00	154	15.00
Forfeited	(75)	15.00	(12)	1.20	(87)	13.12	(52)	15.00
Exercised	—	—	(44)	0.84	(44)	0.84	—	—

Balance at March 31, 2006	4,344	$15.00	93	$1.16	4,437	$14.71	669	$15.00

9.	Short-Term Debt

The Company has short-term loans with a Japanese bank. The outstanding balance is $50,942 and $82,221 at March 31, 2006 and 2005, respectively, and is due monthly. Interest is paid monthly at the TIBOR rate plus a premium which ranged in total from 0.56% to 0.57%, 0.56% to 0.58% and 0.56% to 0.59% during the years ended March 31, 2006, 2005 and 2004, respectively. Interest expense for the years ended March 31, 2006, 2005 and 2004 is $535, $477 and $481, respectively.

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

10.	Concentrations of Risk

At March 31, 2006 and 2005, cash and cash equivalents consist primarily of investments in overnight money market funds with one major financial institution in the United States and short-term notes receivables with related parties. Deposits held with the financial institution exceed the amount of insurance provided on such deposits.

The Company sells primarily to customers involved in the application of laser technology and the manufacture of data and telecommunications products. For the year ended March 31, 2006, Cisco Systems, Inc. and subsidiaries, Cisco, Hitachi and its affiliates, and Alcatel accounted for 27.9%, 15.0% and 12.7% of revenues, respectively. At March 31, 2006, Hitachi and its affiliates, Cisco and Alcatel account for 19%, 15% and 12% of accounts receivable, respectively. For the year ended March 31, 2005, Cisco, Hitachi and its affiliates and Alcatel, accounted for 28.5%, 16.7% and 15.3% of revenue respectively. At March 31, 2005, Hitachi and its affiliates, Alcatel and Cisco accounted for 29%, 17% and 16% of accounts receivable, respectively. For the year ended March 31, 2004, Hitachi and its affiliates and Cisco accounted for 21.9% and 20.6% of revenue, respectively.

11.	Commitments and Contingencies

The Company leases buildings and certain other property. Rental expense under these operating leases was $2,617, $2,173 and $2,062 for the years ended March 31, 2006, 2005 and 2004, respectively. In addition, the Company has entered into capital leases with Hitachi Capital Corporation for certain equipment. The table below shows the future minimum lease payments due under non-cancelable capital leases with Hitachi Capital Corporation and operating leases at March 31, 2006:

	Capital	Operating
	Leases	Leases

Year ending March 31:
2007	$2,233	$2,505
2008	2,177	947
2009	2,112	840
2010	2,251	786
2011	174	786
Thereafter	—	262

Total minimum lease payments	8,947	$6,126

Less amount representing interest	(510)

Present value of capitalized payments	8,437
Less current portion	2,045

Long-term portion	$6,392

As of March 31, 2006, the Company had outstanding purchase commitments of $18,439 primarily for the purchase of raw materials.

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

The Company’s accrual for and the change in its product warranty liability, which is included in accrued expenses, are as follows:

	Year Ended March 31,
	2006	2005	2004

Beginning balance	$834	$891	$674
Claims paid	(737)	(631)	(497)
Additional warranties issued	521	597	606
Foreign currency translation and other	(67)	(23)	108

Ending balance	$551	$834	$891

12.	Other Operating Expenses

The Company incurred the following other operating costs:

	Year Ended March 31,
	2006	2005	2004

Loss on disposal of property, plant, and equipment	$1,065	$50	$5,886
Severance	53	17	216
Subsidiary stock registration fee	346	—	—
Asset impairment	—	—	19,150
Other	—	—	31

	$1,464	$67	$25,283

13.	Related Party Transactions

The Company enters into transactions with Hitachi and its subsidiaries in the normal course of business. Sales to Hitachi and its subsidiaries are $24,090, $30,331 and $35,030 for the years ended March 31, 2006, 2005 and 2004, respectively. Purchases from Hitachi and its subsidiaries are $53,058, $48,521 and $44,317 for the years ended March 31, 2006, 2005 and 2004, respectively. Services and certain facility leases provided by Hitachi and its subsidiaries were $694, $656 and $813 for the years ended March 31, 2006, 2005 and 2004, respectively. At March 31, 2006 and 2005, the Company had accounts receivable from Hitachi and its subsidiaries of $6,820 and $7,059, respectively. Also, at March 31, 2006 and 2005, the Company had accounts payable to Hitachi and its subsidiaries of $7,063 and $9,617, respectively. In addition, the Company has entered into capital equipment leases with Hitachi Capital Corporation as described in Note 11.

At March 31, 2006, the Company has $8,745 of short-term notes receivable, which are classified as cash equivalents, with Hitachi Ltd. and at March 31, 2005 with Hitachi International Treasury Ltd. and Marubeni America Corporation in the amounts of $70,000, and $30,000, respectively. Hitachi International Treasury Ltd. is a wholly-owned subsidiary of Hitachi and Marubeni America Corporation is an investor in Clarity. The terms of the notes are, and interest is paid within 90 days from the date of issuance and are payable upon demand. Interest earned on the Hitachi, Ltd. notes was $1 and the related interest rate was 0.09% for the year ended March 31, 2006. Interest on the Hitachi International Treasury, Ltd. notes was $1,880, $1,183 and $271 and the related interest rates ranged from 2.64% to 4.33%, 0.97% to 2.64% and 0.97% to 1.03% for the years ended March 31, 2006, 2005 and 2004, respectively. Interest on the Marubeni America Corporation notes was $954, $499 and $118 and the related interest rates ranged from 2.62% to 4.34%, 0.99% to 2.62% and 0.99% to 1.05% for the years ended March 31, 2006, 2005 and 2004, respectively.

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

Under the Stock Purchase Agreement dated October 1, 2002, entered into between Hitachi and Opnext, in connection with the acquisition of OPD, half of the purchase price of $40,000 was paid upon the closing of the transaction and the remaining $20,000 was paid in September 2005 without interest.

OPJ Related Party Agreements

In connection with the transfer of the Predecessor business from Hitachi to OPJ and the contribution of the stock of OPJ to the Company, the following related party agreements were entered into:

Sales Transition Agreement

Under the terms and conditions of the Sales Transition Agreement, Hitachi, through a wholly-owned subsidiary, provides certain logistic services to Opnext in Japan. Specific charges for such services were $1,424, $964 and $827 for the years ended March 31, 2006, 2005 and 2004, respectively.

Intellectual Property License Agreements

Opnext Japan and Hitachi are parties to an intellectual property license agreement, pursuant to which Hitachi licenses certain intellectual property rights to Opnext Japan on the terms and subject to the conditions stated therein on a fully paid-up, nonexclusive basis and Opnext Japan licenses certain intellectual property rights to Hitachi on a fully paid-up, nonexclusive basis. Hitachi has also agreed to sublicense certain intellectual property to Opnext Japan to the extent that Hitachi has the right to make available such rights to Opnext Japan in accordance with the terms and subject to the conditions stated therein.

In October 2002, Opnext Japan and Hitachi Communication Technologies, Ltd., a wholly-owned subsidiary of Hitachi, entered into an intellectual property license agreement, pursuant to which Hitachi Communication licenses certain intellectual property rights to Opnext Japan on a fully paid-up, nonexclusive basis, and Opnext Japan licenses certain intellectual property rights to Hitachi Communication on a fully paid-up, nonexclusive basis, in each case on the terms and subject to the conditions started therein.

Opnext Japan Research and Development Agreement

Opnext Japan and Hitachi are parties to a research and development agreement, pursuant to which Hitachi will provide certain research and development support to Opnext Japan in accordance with the terms and conditions of the Opnext Japan Research and Development Agreement. Intellectual property resulting from certain research and development projects will be owned by Opnext Japan and licensed to Hitachi on a fully paid-up, nonexclusive basis. Intellectual property resulting from certain other research and development projects will be owned by Hitachi and licensed to Opnext Japan on a fully paid-up, nonexclusive basis. Certain other intellectual property will be jointly owned. This agreement was amended on October 1, 2002 to include OPD under the same terms and conditions as OPJ, expand the scope to include research and development support related to the OPD Predecessor business and expand the term until October 1, 2012. The research and development expenditures relating to this agreement are generally negotiated semi-annually on a fixed fee project basis and were $3,915, $3,119 and $2,981 for the years ended March 31, 2006, 2005 and 2004, respectively.

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

Opnext Research and Development Agreement

Opnext and Hitachi are parties to a research and development agreement, pursuant to which Hitachi will provide certain research and development support to Opnext and/or its affiliates other than Opnext Japan. Opnext is charged for research and development support on the same basis that Hitachi’s wholly-owned subsidiaries are allocated research and development charges for their activities. Additional fees may be payable by Opnext to Hitachi if Opnext desires to purchase certain intellectual property resulting from certain research and development projects.

Intellectual property resulting from certain research and development projects will be owned by Opnext and licensed to Hitachi on a fully paid-up, nonexclusive basis and intellectual property resulting from certain other research and development projects will be owned by Hitachi and licensed to Opnext on a fully paid-up, nonexclusive basis in accordance with the terms and conditions of the Opnext Research and Development Agreement. Certain other intellectual property will be jointly owned. This agreement terminates on July 31, 2011.

Preferred Provider and Procurement Agreements

Under the terms and conditions of the Preferred Provider Agreement, subject to Hitachi’s product requirements, Hitachi agrees to purchase all of its optoelectronics component requirements from Opnext. This agreement is subject to product availability, specifications, pricing, and customer needs as defined in the agreement. The agreement shall continue until July 31, 2007. Under the terms and conditions of the Procurement Agreement, each month, Hitachi will provide a rolling three-month forecast of products to be purchased. The forecast for the first two months shall be a firm and binding commitment to purchase. Pricing is negotiated semiannually. This agreement will remain in effect as long as the Preferred Provider Agreement remains in place unless terminated earlier by mutual agreement of the parties.

Raw Materials Supply Agreement

Under the terms and conditions of the Raw Materials Supply Agreement, Hitachi has agreed to continue to make available for purchase by Opnext laser chips, and other semiconductor devices and all other raw materials that were provided by Hitachi to the business prior to or as of July 31, 2001 for the production of Opnext optoelectronics components. The term of the agreement shall continue until July 31, 2007.

Outsourcing Agreement

Pursuant to the terms and conditions of the Outsourcing Agreement, Hitachi provided on an interim, transitional basis various data processing services, telecommunications services, and corporate support services, including: accounting, financial management, information systems management, tax, payroll, human resource administration, procurement and other general support. Specific charges for such services amounted to $1,960, $2,070 and $991 for the years ended March 31, 2006, 2005 and 2004, respectively. The term of the agreement shall continue until July 31, 2007.

Secondment Agreements

Opnext Japan and Hitachi entered into a one-year secondment agreement effective February 1, 2001 with automatic annual renewals. Per the agreement, Opnext may offer employment to any seconded employee; however, approval must be obtained from Hitachi in advance. All employees listed in the original agreement have either been employed by Opnext or have returned to Hitachi. In addition to the original agreement, separate Secondment agreements have been entered into with

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

individuals with terms that range from two to three years with automatic extensions. The seconded employees are covered by the Hitachi, Ltd. Pension Plan. During the years ended March 31, 2006 and 2005, 129 and 15 seconded employees became employees of the Company, respectively. There were 3 and 129 seconded employees at March 31, 2006, and 2005, respectively.

Lease Agreements

Opnext Japan leases certain manufacturing and administrative premises from Hitachi located in Totsuka, Japan. The term of the lease agreement is annual and began on February 1, 2001. Opnext shall have unlimited automatic extensions to extend the term of the lease for a period of one year upon giving Hitachi three months’ notice provided Opnext Japan remains a majority-owned direct or indirect subsidiary of Hitachi. The annual lease payments for these premises were $612, $643 and $633 for the years ended March 31, 2006, 2005 and 2004, respectively.

Trademark Indication Agreements

Opnext and Opnext Japan on the one hand, and Hitachi on the other hand are parties to two trademark indication agreements, pursuant to which Hitachi granted to Opnext and Opnext Japan the right to use the trademark indication “Powered by Hitachi” on a royalty-free basis in connection with the advertising, marketing, and labeling of certain products and related services in accordance with the terms and conditions set forth in the Trademark Indication Agreements. The term of the agreements continues until six months after Hitachi ceases to own, directly or indirectly, a majority ownership interest in the Company or one year after the consummation of the offering, whichever is later. This agreement was expanded to include OPD on October 1, 2002.

OPD Related Party Agreements

In connection with the transfer of the OPD Predecessor business from Hitachi to OPD and the acquisition of OPD by the Company, the following related party agreements were entered into:

Sales Channel Memorandum

Under the terms and conditions of the Sales Channel Memorandum between OPD and Hitachi, Hitachi and its subsidiaries provided certain sales and distribution services to OPD in Japan. Specific charges for such services were $20 for the year ended March 31, 2004. The agreement terminated on March 31, 2004 and the Company began to perform these services with its own resources or arranged to have such services provided pursuant to the aforementioned Outsourcing Agreement.

Intellectual Property License Agreement

OPD and Hitachi are parties to an intellectual property license agreement, pursuant to which Hitachi licenses certain intellectual property rights to OPD on the terms and subject to the conditions stated therein on a fully paid-up, nonexclusive basis and OPD licenses certain intellectual property rights to Hitachi on a fully paid-up, nonexclusive basis. Hitachi has also agreed to sublicense certain intellectual property to OPD to the extent that Hitachi has the right to make available such rights to OPD in accordance with the terms and conditions of the Intellectual Property License Agreement.

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

Transition Services Agreement

Pursuant to the terms and conditions of the Transition Services Agreement, Hitachi provided various services, including: accounting, information systems management, human resource administration, procurement, engineering, logistics, and other general support. Specific charges for such services amounted to $1,732 for the year ended March 31, 2004. The agreement terminated on March 31, 2004 and the Company began to perform these services with its own resources or arranged to have such services provided pursuant to the aforementioned Outsourcing Agreement.

Secondment Agreement

OPD, Hitachi and one of Hitachi’s wholly-owned subsidiaries entered into one-year secondment agreements effective October 1, 2002 with automatic annual renewals. Per the agreement, Opnext may offer employment to any seconded employee; however, approval must be obtained from Hitachi in advance. All employees listed in the original agreement have either been employed by Opnext or have returned to Hitachi. In addition to the original agreement, separate Secondment agreements have been entered into with individuals with terms that range from two to three years with automatic extensions. The seconded employees are covered by the pension plans of Hitachi and its subsidiary. During the years ended March 31, 2006 and 2005, 76 and 19 seconded employees became employees of the Company, respectively. There were 3 and 80 seconded employees at March 31, 2006 and 2005, respectively.

Lease Agreement

OPD leases certain manufacturing and administrative premises from Hitachi and one of its wholly-owned subsidiaries located in Komoro, Japan. The initial term of the lease agreement is for a five-year period and began on October 1, 2002. OPD shall have unlimited automatic extensions to extend the term of the lease for additional five year periods upon giving Hitachi three months’ notice provided the Company remains a majority-owned direct or indirect subsidiary of Hitachi. During the year ended March 31, 2004, Hitachi transferred two of the aforementioned properties to an entity in which Hitachi is a joint venture partner. Accordingly, new lease agreements were entered into with the joint venture. The terms of the lease agreements are annual and have unlimited automatic annual extensions, upon giving the joint venture six months’ notice. The lease payments for these properties were $65, $71 and $115 for the years ended March 31, 2006, 2005 and 2004, respectively.

14.	Operating Segments and Geographic Information

Operating Segments

The Company operates in one business segment — optical modules and components. Optical modules and components transmit and receive data delivered via light in telecom, data communication, industrial and commercial applications.

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

Geographic Information

	Year Ended March 31,
	2006	2005	2004

Sales:
United States	$72,700	$61,045	$26,289
Japan	38,930	43,511	43,675
Europe	34,240	31,966	9,053
Asia Pacific	5,821	1,910	373

Total	$151,691	$138,432	$79,390

Sales attributed to geographic areas is based on the bill to location of the customer.

	March 31,
	2006	2005

Assets:
United States	$111,730	$194,815
Japan	92,531	87,716
Europe	12,565	9,381

Total	$216,826	$291,912

The geographic designation of assets represents the country in which title is held.

15.	Valuation and Qualifying Accounts

Allowance for Doubtful Accounts

	Year Ended March 31,
	2006	2005	2004

Beginning balance	$291	$282	$244
Deduction and write offs	14	(2)	(7)
Foreign currency translation and other	(12)	11	45

Ending balance	$293	$291	$282

Tax Valuation Allowance

	Year Ended March 31,
	2006	2005	2004

Beginning balance	$214,204	$204,554	$157,434
Changes in valuation allowance	13,729	14,417	28,912
Foreign currency translation	(15,565)	(4,767)	18,208

Ending balance	$212,368	$214,204	$204,554

Opnext, Inc.

Notes to Consolidated Financial Statements — (Continued)
(In thousands, except per share amounts)

16.	Subsequent Events

On January 25, 2007, all Class A common stock was converted into Class B common stock. On January 26, 2007, the Company declared a one for one-third reverse stock split of the Company’s outstanding Class B common stock effective for all shareholders of record on January 26, 2007. The financial statements have been retroactively effected for this reverse stock split. In addition, the reverse stock split proportionately reduced the number of issued and outstanding stock based awards including restricted stock, stock options and stock appreciation rights. The Company also approved on January 26, 2007 the reclassification of all Class B common stock into a single class of common stock.

Opnext, Inc

Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	December 31,	March 31,
	2006	2006
	(unaudited)

Assets
Current assets:
Cash and cash equivalents, including $13,459 and $8,745 due from related parties at December 31, and March 31, 2006, respectively	$76,268	$89,358
Trade receivables, net, including $2,854 and $6,820 due from related parties at December 31, and March 31, 2006, respectively	47,412	33,608
Inventories, net	65,169	45,865
Prepaid expenses and other current assets	3,226	2,144

Total current assets	192,075	170,975
Property, plant, and equipment, net	34,920	39,926
Goodwill	5,698	5,698
Other assets	215	227

Total assets	$232,908	$216,826

Liabilities and shareholders’ equity
Current liabilities:
Trade payables, including $9,395 and $7,063 due to related parties at December 31, and March 31, 2006, respectively	$39,246	$26,127
Accrued expenses	11,521	10,333
Short-term debt	50,391	50,942
Capital lease obligations	2,587	2,045

Total current liabilities	103,745	89,447
Capital lease obligations	6,756	6,392
Other long-term liabilities	2,057	1,324

Total liabilities	112,558	97,163

Commitments and contingencies
Shareholders’ equity:
Opnext, Inc., Class A common stock, par value $0.01 per share: authorized 150,000,000 shares; issued and outstanding 50,000,000 shares	500	500
Opnext, Inc., Class B common stock, par value $0.01 per share: authorized 178,300,000 shares; issued and outstanding 2,011,407 and 1,985,502 shares at December 31, and March 31, 2006, respectively	20	20
Additional paid-in capital	406,180	406,124
Unearned compensation	—	(1)
Accumulated deficit	(280,860)	(281,785)
Accumulated other comprehensive loss	(5,490)	(5,195)

Total shareholders’ equity	120,350	119,663

Total liabilities and shareholders’ equity	$232,908	$216,826

See accompanying notes to unaudited consolidated financial statements.

Opnext, Inc.

Unaudited Consolidated Statements of Operations
(In thousands, except per share data)

	Three Months		Nine Months
	Ended December 31,		Ended December 31,
	2006	2005	2006	2005

Sales, including $1,665 and $3,199 for the three months and $8,252 and $17,210 for the nine months ended December 31, 2006 and 2005 to related parties, respectively	$61,736	$38,609	$157,483	$105,483
Cost of sales	40,073	27,925	104,105	86,707

Gross margin	21,663	10,684	53,378	18,776
Research and development expenses, including $1,110 and $831 for the three months and $3,260 and $3,135 for the nine months ended December 31, 2006 and 2005 from related parties, respectively	8,432	8,104	24,950	25,171
Selling, general and administrative expenses, including $1,167 and $1,225 for the three months and $3,091 and $3,279 for the nine months ended December 31, 2006 and 2005 from related parties, respectively	9,993	8,498	27,794	24,839
Other operating expenses	3	—	106	1,053

Operating income (loss)	3,235	(5,918)	528	(32,287)
Interest income, net, including interest income from related parties of $11 and $788 for the three months and $22 and $2,365 for the nine months ended December 31, 2006 and 2005, respectively	636	1,033	2,116	3,171
Other income (expense), net	(646)	796	(1,719)	1,421

Income (loss) before income taxes	3,225	(4,089)	925	(27,695)
Income tax (expense) benefit	—	—	—	—

Net income (loss)	$3,225	$(4,089)	$925	$(27,695)

Net income (loss) per share:
Basic	0.06	$(0.08)	$0.02	$(0.53)
Diluted	0.06	$(0.08)	$0.02	$(0.53)
Weighted average number of shares used in computing net income (loss) per share:
Basic	52,008	51,945	52,002	51,944
Diluted	52,061	51,945	52,054	51,944

See accompanying notes to unaudited consolidated financial statements.

Opnext, Inc.

Unaudited Consolidated Statements of Shareholders’ Equity and Comprehensive Income
Nine month period ended December 31, 2006
(In thousands, except share amounts)

	Class A		Class B				Retained	Accumulated
	Common Stock		Common Stock			Additional	Earnings	Other		Total
	Number	Par	Number	Par	Unearned	Paid-in	(Accumulated	Comprehensive	Shareholders’	Comprehensive
	of Shares	Value	of Shares	Value	Compensation	Capital	Deficit)	Loss	Equity	Income

Balance at March 31, 2006	50,000,000	$500	1,985,502	$20	$(1)	$406,124	$(281,785)	$(5,195)	$119,663
Compensation expense					1	30			31
Stock options exercised			25,905			26			26
Net income							925		925	$925
Foreign currency translation adjustment								(295)	(295)	(295)

Total comprehensive income										$630

Balance at December 31, 2006	50,000,000	$500	2,011,407	$20	$—	$406,180	$(280,860)	$(5,490)	$120,350

See accompanying notes to unaudited consolidated financial statements.

Opnext, Inc.

Unaudited Consolidated Statements of Cash Flows
(In thousands)

	Nine Months Ended
	December 31,
	2006	2005

Cash flows from operating activities
Net income (loss)	$925	$(27,695)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	8,913	9,304
Non-cash expenses	106	1,013
Compensation expense	31	11
Changes in assets and liabilities:
Trade receivables, net	(12,778)	(2,822)
Inventories, net	(20,036)	(12,886)
Prepaid expenses and other current assets	(982)	(1,988)
Other assets	(9)	235
Trade payables	13,538	11,343
Accrued expenses and other liabilities	488	(402)

Net cash used in operating activities	(9,804)	(23,887)

Cash flows from investing activities
Capital expenditures	(1,727)	(2,542)

Net cash used in investing activities	(1,727)	(2,542)

Cash flows from financing activities
Short-term debt borrowings, net	—	1,700
Payment to Hitachi, Ltd.	—	(20,000)
Payments on capital lease obligations	(1,659)	(685)
Exercise of stock options	26	3

Net cash used in financing activities	(1,633)	(18,982)

Effect of foreign exchange rates on cash and cash equivalents	74	(411)

Decrease in cash and cash equivalents	(13,090)	(45,822)
Cash and cash equivalents at beginning of period	89,358	169,504

Cash and cash equivalents at end of period	$76,268	$123,682

Supplemental cash flow information
Cash paid during the period for:
Interest	$392	$414
Income taxes	—	—
Non-cash financing activities
Capital lease obligations incurred	$(2,351)	$(6,370)

See accompanying notes to unaudited consolidated financial statements.

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

1.	Background and Basis of Presentation

Opnext, Inc. and subsidiaries (“OPI”, “Opnext” or the “Company”) designs, develops manufactures and distributes optical modules and components that transmit and receive data delivered via light in telecommunications and data communications applications, as well as lasers and infrared LEDs for industrial and commercial applications.

OPI was incorporated on September 18, 2000 (date of inception), in Delaware as a wholly-owned subsidiary of Hitachi, Ltd. (“Hitachi” or “Parent”), a corporation organized under the laws of Japan. Opnext Japan, Inc. (“OPJ” or “Opnext Japan”) was established on September 28, 2000 and on January 31, 2001, Hitachi contributed the fiber optic components business of its telecommunications system division (the “Predecessor business”) to OPJ.

On July 31, 2001, Hitachi contributed 100% of the shares of OPJ to OPI in exchange for 35,000 shares of Class A common stock, representing 100% of the then outstanding Class A common shares. Also on July 31, 2001, Clarity Partners, L.P., Clarity Opnext Holdings I, LLC, and Clarity Opnext Holdings II, LLC (collectively, “Clarity”) together contributed $321,300 in exchange for 15,000 shares of Class A common stock representing a 30% interest in the Company. Each share of the Company’s Class A common stock has ten voting rights.

Opto Device, Ltd. (“OPD”) was established on February 8, 2002 and on October 1, 2002, OPD acquired the opto device business (the “OPD Predecessor business”) from Hitachi. Also on October 1, 2002, OPI acquired 100% of the shares of OPD from Hitachi for a purchase price of $40,000. Effective March 1, 2003 OPD was merged into OPJ.

On January 24, 2003, the Company entered into an agreement to acquire 100% of Pine Photonics Communications, Inc. (“Pine”) subject to various closing conditions. In connection with this agreement, the Company loaned Pine $2,000 in March 2003 and $800 in April and May 2003. The loans were secured primarily by all of Pine’s intellectual property, bore interest at the prime rate plus 2% and were due in eight equal quarterly installments beginning on the later of April 1, 2003, the closing date of the acquisition, or 30 days after the date of termination of the acquisition.

On June 4, 2003, the Company acquired 100% of the outstanding shares of Pine in exchange for 1,673 shares of Opnext Class B common stock. Each share of the Company’s Class B common stock has one voting right. At December 31, and March 31, 2006, 84 of the aforementioned outstanding shares are held in escrow as security for potential breach by Pine of certain terms and conditions of the acquisition agreement.

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

The acquisition, which expanded the Company’s product line of small form factor and other transceivers, has been recorded as a purchase and the results of Pine’s operations have been included in the Company’s consolidated financial statements from the date of acquisition. The purchase price was allocated as follows:

Current assets	$1,428
Non-current tangible assets	3,325
Goodwill	5,698
Unearned compensation	109
Current liabilities	(3,646)
Non-current liabilities	(1,721)

$5,193

A full valuation allowance has been provided for Pine’s net deferred tax assets as of the acquisition date.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements reflect the consolidated results of Opnext and all its subsidiaries. All intercompany transactions and balances between and among the Company’s businesses have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the periods reported. These estimates are based on historical experience and on assumptions that are believed to be reasonable under the circumstances. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. These estimates include assessment of the ability to collect accounts receivable, the use and recoverability of inventory, the realization of deferred tax assets, expected warranty costs and estimated useful lives for depreciation and amortization periods of tangible assets, among others. Actual results may differ from these estimates, and the estimates will change under different assumptions or conditions.

Revenue Recognition

Revenue is derived principally from sales of products. Revenue is recognized when the basic criteria of Staff Accounting Bulletin (“SAB”) No. 104 are met. Specifically, revenue is recognized when persuasive evidence of an arrangement exists, usually in the form of a purchase order, delivery has occurred or services have been rendered, title and risk of loss have passed to the customer, the price is fixed or determinable and collection is reasonably assured in terms of both credit worthiness of the customer and there are no uncertainties with respect to customer acceptance. These conditions generally exist upon shipment or upon notice from certain customers in Japan that they have completed their inspection and have accepted the product.

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

Warranties

The Company sells certain of its products to customers with a product warranty that provides repairs at no cost to the customer or the issuance of credit to the customer. The length of the warranty term depends on the product being sold, but generally ranges from one year to five years. The Company accrues its estimated exposure to warranty claims based upon historical claim costs as a percentage of sales multiplied by prior sales still under warranty at the end of any period. Management reviews these estimates on a regular basis and adjusts the warranty provisions as actual experience differs from historical estimates or other information becomes available.

Research and Development Costs

Research and development costs are charged to expense as incurred.

Shipping and Handling Costs

Outbound shipping and handling costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. Shipping and handling costs for the nine months ended December 31, 2006 and 2005 were $3,038 and $2,587, respectively.

Foreign Currency Transactions and Translation

Gains and losses resulting from foreign currency transactions denominated in a currency other than the entity’s functional currency are included in the consolidated statements of operations. Balance sheet accounts of the Company’s foreign operations for which the local currency is the functional currency are translated into U.S. dollars at period-end exchange rates, while revenues and expenses are translated at weighted average exchange rates. Translation gains or losses related to net assets of such operations are shown as components of shareholders’ equity.

Transaction gains and losses attributable to intercompany foreign currency transactions that are of a long-term-investment nature (that is, settlement is not planned or anticipated in the foreseeable future) have been reported in other comprehensive loss. Transaction gains and losses attributable to other intercompany foreign currency transactions have been included in net income for the period in which the exchange rates change.

Derivative financial instruments utilized for hedging purposes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. All derivative instruments utilized for hedging purposes are recorded as either an asset or liability in the balance sheet at fair value and changes in the derivative fair value are recorded in earnings.

As of December 31, 2006 and March 31, 2006, the Company had net receivable positions of $16,303 and $10,338, respectively, subject to foreign currency exchange risk between the Japanese yen and the U.S. dollar. During the nine months ended December 31, 2006, the Company began to mitigate a portion of the exchange rate risk by utilizing forward contracts to cover the net receivable positions. At December 31, 2006, the Company had entered into $8,623 of such foreign exchange forward contracts. These forward contracts generally have maturities of ninety days or less. The Company does not enter into foreign exchange forward contracts for trading purposes, but rather as a hedging vehicle to minimize foreign currency fluctuations.

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

Net Loss per Common Share

Basic and diluted earnings per share are presented in accordance with SFAS No. 128 Earnings Per Share and SAB No. 98. Basic net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted net income (loss) per share has been computed using the weighted-average number of shares of common stock and dilutive potential common shares from stock-based incentive plans outstanding during the period using the treasury method.

Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less to be cash equivalents. At December 31, and March 31, 2006, cash equivalents includes notes receivable from related parties of $13,459 and $8,745, respectively, which approximated fair value. As of December 31, and March 31, 2006, cash and cash equivalents includes $445 and $435, respectively, of restricted cash which is held in escrow to guarantee value added taxes and domestic facility lease obligations.

Trade Receivables

The Company estimates allowances for doubtful accounts based upon historical payment patterns, aging of accounts receivable and actual write-off history, as well as assessment of customers’ credit worthiness. Changes in the financial condition of customers could have an effect on the allowance balance required and result in a related charge or credit to earnings. As a policy, the Company does not require collateral from its customers. The allowance for doubtful accounts is $694 and $293 at December 31, and March 31, 2006, respectively.

Inventories

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or market including inventory consigned to contract manufacturers. Inventory valuation and firm, committed purchase order assessments are performed on a quarterly basis and those which are identified to be obsolete or in excess of forecasted usage are reserved or written down to their estimated realizable value. Estimates of realizable value are based upon management’s analyses and assumptions including but not limited to forecasted sales levels by product, expected product lifecycle, product development plans and future demand requirements. The Company typically uses a twelve month rolling forecast based on factors including but not limited to production cycles, anticipated product orders, marketing forecasts, backlog, shipment activities and inventories owned by and held at customers. If market conditions are less favorable than forecasted or actual demand from customers is lower than estimated, additional inventory reserves or write-downs may be required. If demand is higher than expected, inventories that had previously been reserved or written down may be sold.

Property, Plant, and Equipment and Internal Use Software

Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is determined using the straight-line and declining balance methods over the estimated useful lives of the various asset classes. All assets other than those acquired by OPJ prior to April 1, 2001 and by OPD prior to October 1, 2002 are depreciated by the straight-line method.

Building improvements	3-15 years
Machinery, electronic, and other equipment	3-7 years

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

Major renewals and improvements are capitalized and minor replacements, maintenance, and repairs are charged to current operations as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets and any gain or loss is reflected in the consolidated statements of operations.

Pursuant to Statement of Position (“SOP”) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, certain costs of computer software obtained for internal use are capitalized and amortized on a straight-line basis over three to seven years. Costs for maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred.

Impairment of Long-Lived Assets

The Company accounts for impairment of long lived-assets in accordance with SFAS No. 144, Accounting for Impairment of Long-Lived Assets.  Long-lived assets, such as property, plant, and equipment, are reviewed for impairment in connection with the Company’s annual budget and long-term planning process and whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other groups. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. The Company’s evaluations for the nine month periods ended December 31, 2006 and 2005 indicated that there were no impairments.

Goodwill and Business Combinations

Goodwill represents the excess of purchase price over the fair value of net assets acquired. The Company accounts for acquisitions in accordance with SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets.  SFAS No. 141 requires the use of the purchase method of accounting and includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives and requires that these assets be reviewed for impairment at least annually.

Goodwill, which relates to the acquisition of Pine on June 4, 2003, is reviewed for impairment in connection with the Company’s annual budget and long-term planning process and whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of goodwill is measured by a comparison of the carrying value of the related reporting unit to its associated fair value as measured by discounted cash flows or other appropriate valuation techniques. During the nine month periods ended December 31, 2006 and 2005, the Company determined that no events or circumstances existed that would indicate the carrying amount of the asset may not be recoverable.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

Fair Value of Financial Instruments

At December 31, and March 31, 2006, the Company’s financial instruments included cash, cash equivalents, trade receivables, trade payables, accrued expenses, and short-term borrowings. The fair values of these items approximated their carrying values due to the short-term nature of these instruments.

Stock-Based Incentive Plans

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), Share-Based Payment. This Statement requires all share-based payments to be recognized in the financial statements based on their fair value. The Company adopted SFAS No. 123(R) on April 1, 2006, as required for all stock compensation plans, using the modified prospective method and therefore has not resulted in a restatement of the Company’s previously reported financial results. This method requires compensation cost for the unvested portion of awards that are outstanding as of March 31, 2006 to be recognized over the remaining service period based on the grant-date fair value of those awards as previously calculated for pro forma disclosures under Statement No. 123. All new awards and awards that are modified, repurchased, or cancelled after March 31, 2006 will be accounted for under the provisions of Statement No. 123(R).

In connection with the adoption of SFAS 123(R) the Company estimates the fair value of stock-based awards utilizing the Black-Scholes pricing model. The fair value of the awards is amortized as compensation expense on a straight-line basis over the requisite service period of the award, which is generally the vesting period. The fair value calculations involve significant judgments, assumptions, estimates and complexities that impact the amount of compensation expense to be recorded in current and future periods. The factors include:

•	The time period that stock based awards are expected to remain outstanding has been determined based on the average of the original award period and the remaining vesting period in accordance with the SEC’s short-cut approach pursuant to SAB No. 107, Disclosure About Fair Value of Financial Statements. The expected term assumption for awards issued during the nine month period ended December 31, 2006 was 6.25 years. As additional evidence develops after trading of the Company’s stock begins, the expected term assumption will be refined to capture the relevant trends.

•	The future volatility of the Company’s stock has been estimated based on the median calculated value of the historical volatility of companies believed to be similar in market performance characteristics as those of the Company. Use of comparable companies is necessary since the Company does not possess a stock price history. The expected volatility assumption for awards issued during the nine month period ended December 31, 2006 was

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

99.6%. Once trading begins and trends develop, the Company will begin using the implied volatility trends of the Company’s own pricing history as its estimate.

•	A dividend yield of zero has been assumed for awards issued during the nine month period ended December 31, 2006 based on the Company’s actual past experience and the Company does not anticipate paying a dividend on its shares in the near future.

•	The Company has based its risk-free interest rate assumption for awards issued during the nine month period ended December 31, 2006 on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent expected term which was 4.6% during the period. Forfeiture rates for awards issued during these same periods have been estimated based on the Company’s actual historical forfeiture trend of approximately 10%.

Prior to April 1, 2006, the Company accounted for its stock-based awards to employees in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. Had the Company elected to adopt the pro-forma disclosure requirements of SFAS No. 123, the estimated fair value of employee stock-based awards would be amortized to expense over the vesting period and net loss for the Company would have been changed to the pro forma amounts indicated below:

Nine Months Ended
December 31, 2005

Net loss as reported	$(27,695)
Compensation expense included in net loss	9
Pro forma compensation income	45

Pro forma net loss	$(27,641)

Pro forma net loss per share basic and Diluted	$(0.53)
Weighted average number of shares used in computing pro forma net loss per share, basic and diluted	51,944

The fair value of the stock options used to compute pro forma net loss disclosures for the nine month period ended December 30, 2005 was the estimated fair value at grant date using the Black-Scholes option model with the following assumptions: dividend yield 0.00%, expected volatility 1.00%, risk-free rate 5.1% and expected holding period of 5 years.

Options issued to non-employees are accounted for under the provisions of Emerging Task Force Issue (“EITF”) 96-18 Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services. At December 31, 2006, the Company had 1,010 and 1,000 outstanding options that were granted to Hitachi and Clarity, respectively in connection with the appointment of their employees as directors of the Company. Costs associated with the non-employee options are expensed during the vesting period of the respective awards and are included in selling, general and administrative expenses. There were no costs associated with non-employee options during each of the nine month periods ended December 31, 2006 and 2005, respectively, as the options were fully vested as of November 30, 2004.

Pending Adoption of New Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

December 15, 2006. We have not completed an assessment of the impact of FIN 48 on the consolidated financial statements and plan to adopt the provisions of FIN 48 on April 1, 2007.

3.	Inventories

Components of inventories are summarized as follows:

	December 31,	March 31,
	2006	2006

Raw materials	$32,770	$23,053
Work in process	22,078	14,045
Finished goods	10,321	8,767

Inventories, net	$65,169	$45,865

Inventories are net of reserves of $27,326 and $24,254 at December 31, 2006 and March 31, 2006, respectively.

4.	Property, Plant, and Equipment

Property, plant, and equipment are summarized as follows:

	December 31,	March 31,
	2006	2006

Machinery, electronic, and other equipment	$164,551	$166,845
Computer software	9,896	9,724
Building improvements	4,552	4,541
Construction in progress	1,748	496

Total property, plant, and equipment	180,747	181,606
Less accumulated depreciation and amortization	(145,827)	(141,680)

Property, plant, and equipment, net	$34,920	$39,926

Property, plant and equipment, net includes capitalized leases of $12,363 and $12,914 and related accumulated depreciation of $3,963 and $4,304 at December 31, 2006 and March 31, 2006, respectively. Amortization of computer software costs was $1,561 and $1,605 for the nine month periods ended December 31, 2006 and 2005, respectively.

5.	Income Taxes

Due to the uncertainty regarding the timing and extent of future profitability, our prior years’ financial statements have recorded a valuation allowance to offset potential income tax benefits associated with our operating losses. During the three months and nine months ended December 31, 2006, respectively, we did not record a tax provision in profitable jurisdictions as the income tax benefit of the prior operating losses were used to offset any potential income tax provision. For those jurisdictions continuing to generate operating losses, we continue to record a valuation allowance to offset potential income tax benefits associated with these operating losses. There can be no assurances that deferred tax assets subject to our valuation allowance will ever be realized.

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

6.	Net Income (Loss) Per Share

Basic net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period. Basic weighted average number of common shares includes 217 restricted Class B common shares issued in July of 2004. Diluted net income (loss) per share has been computed using the weighted-average number of shares of common stock and dilutive potential common shares from stock-based incentive plans outstanding during the period using the treasury method.

The following table presents the calculation of basic and diluted net income (loss) per share:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2006	2005	2006	2005

Numerator:
Net income (loss), basic and diluted	$3,225	$(4,089)	$925	$(27,695)

Denominator:
Weighted average shares outstanding — basic	52,008	51,945	52,002	51,944
Effect of potentially dilutive options	53	—	52	—

Weighted average shares outstanding — diluted	52,061	51,945	52,054	51,944

Basic net income (loss) per share	$0.06	$(0.08)	$0.02	$(0.53)

Diluted net income (loss) per share	$0.06	$(0.08)	$0.02	$(0.53)

The following table summarizes the potential outstanding common stock of the Company at the end of each period, which has been excluded from the computation of diluted net income (loss) per share, as their effect is anti-dilutive.

			Nine Months
	Three Months Ended		Ended
	December 31,		December 31,
	2006	2005	2006	2005

Stock options	4,366	4,486	4,366	4,486
Stock appreciation rights	702	669	702	669

Total options and SAR’s	5,068	5,155	5,068	5,155

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

7.	Comprehensive Income (Loss)

The components of comprehensive loss for the three and nine months ended December 31, 2006 and 2005 were as follows:

			Nine Months
	Three Months Ended		Ended
	December 31,		December 31,
	2006	2005	2006	2005

Net income (loss),	$3,225	$(4,089)	$925	$(27,695)
Foreign currency translation adjustment	(184)	690	(295)	1,771

Comprehensive income (loss)	$3,041	$(3,399)	$630	$(25,924)

The components of accumulated other comprehensive loss consisted of foreign currency translation adjustments of $5,490 and $5,195 as of December 31, and March 31, 2006, respectively.

8.	Employee Benefits

The Company sponsors the Opnext Corporation 401(k) Plan (the “Plan”) to provide retirement benefits for its U.S. employees. As allowed under Section 401(k) of the Internal Revenue Code, the Plan provides tax-deferred salary deductions for eligible employees. Employees may contribute from 1% to 60% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company matches employee contributions dollar for dollar up to a maximum of two thirds of the first 6% an employee contributes. All matching contributions vest immediately. In addition, the Plan provides for discretionary contributions as determined by the board of directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. The Company’s matching contributions totaled $243 and $245 for the nine month periods ended December 31, 2006 and 2005, respectively. No discretionary contributions have been made to the plan.

The Company sponsors a defined contribution plan and a retirement allowance plan to provide retirement benefits for its employees in Japan. Under the defined contribution plan, contributions are provided based on grade level and totaled $465 and $477 in the nine months ended December 31, 2006 and 2005, respectively. In addition, the employee can elect to receive the benefit as additional salary or contribute the benefit to the plan on a tax deferred basis. Under the retirement allowance plan, the Company calculates annual contributions to participants’ accounts based on individual grade level and years of service. Employees are entitled to a lump sum benefit upon retirement or upon certain instances of termination. Expense pursuant to this plan was $588 and $570 for the nine month periods ended December 31, 2006 and 2005, respectively.

9.	Stock-Based Incentive Plans

The Company has awarded restricted stock, stock options and stock appreciation rights to its employees and stock options to non-employees under its stock based incentive plans. The plans have 7,500 Class B shares of stock available for grants.

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

Restricted Stock

In July 2004, the Company issued 217 restricted Class B shares to certain senior executives. The awards vest 50% on each of the first and second anniversaries of a qualified public offering as defined in the plan.

Stock Options

Stock option awards to employees generally become exercisable for 25% of the award on each one year anniversary from the date of grant over the subsequent four years and are accounted for under SFAS No. 123R using the Black-Scholes option pricing valuation model using minimum value assumptions for volatility and pro forma disclosure of the effects on net income (loss). Options issued to non-employees are accounted for under the provisions of EITF 96-18 and are measured at fair value on the grant date and are marked to market at each financial statement date until fully vested. At December 31, and March 31, 2006, the Company had 1,010 and 1,000 outstanding options that were granted to Hitachi and Clarity, respectively in connection with the appointment of their employees as directors of the Company. The non-employee options expire no later than ten years from the grant date and were fully vested as of November 2004. Accordingly, no costs were incurred in connection with non-employee options during the nine month periods ended December 31, 2006 and 2005.

In connection with the acquisition of Pine, the Company assumed the Pine Photonics, Inc. 2000 Stock Plan (the “Pine Plan”) and converted the 3,771 Pine outstanding options into 251 options to acquire Opnext Class B shares (the “Pine Options”). As a result of the exchange, the Company recorded $109 of unearned compensation, which is amortized over the remaining vesting period of the applicable options. The Company amortized $1 and $12 for the nine months ended December 31, 2006 and 2005, respectively. The Pine Options become exercisable for 25% of the award one year from the date of grant, pro-rata over the next thirty-six months and expire no later than ten years from the date of grant.

The following table summarizes information concerning outstanding and exercisable options at December 31, 2006:

	Options Outstanding		Options Exercisable
		Weighted		Weighted
		Average		Average
	Number	Remaining	Number	Remaining
Exercise Price	Outstanding	Life	Exercisable	Life

$ 0.78	47	4.8 years	47	4.8 years
$ 2.73	13	6.4	12	6.4
$15.00	4,367	4.9	4,193	4.7

$14.81	4,427		4,252

Stock Appreciation Rights (SAR’s) Plan

The Company has awarded stock appreciation rights to its employees in Japan. The awards generally vest 33% on each of the first three anniversaries of the date of grant. The SAR’s exercise price and term are consistent with the Opnext employee options and may not be exercised until the completion of a qualified public offering as defined in the plan. As of December 31, 2006, the

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

Company had 702 SAR’s outstanding of which 458 were vested with weighted average remaining lives of 7.1 years and 6.4 years, respectively.

Compensation expense for share based payments associated with all employee stock-based incentive plans was $30 for the nine month period ended December 31, 2006, based on a weighted average fair value of awards granted of $8.79 per share. At December 31, 2006, the total compensation costs related to unvested stock-based awards granted under the Company’s stock-based incentive plans but not recognized was approximately $241, net of estimated forfeitures.

A summary of stock options and SAR’s activity follows:

	Opnext Options		Pine Options		Total Stock Options		SARs
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
		Exercise		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price	Shares	Price

Balance at March 31, 2006	4,344	$15.00	93	$1.16	4,437	$14.71	669	$15.00
Granted	43	15.00	—	—	43	15.00	52	15.00
Forfeited	(20)	15.00	(7)	1.45	(27)	11.53	(19)	15.00
Exercised	—	—	(26)	0.97	(26)	0.97	—	—

Balance at December 31, 2006	4,367	$15.00	60	$1.21	4,427	$14.81	702	$15.00

10.	Short-Term Debt

The Company has short-term loans with a Japanese bank. The outstanding balance is $50,391 and $50,942 at December 31, 2006 and March 31, 2006, respectively, and is due monthly. Interest is paid monthly at the TIBOR rate plus a premium which ranged in total from 0.56% to 0.89% and 0.56% to 0.57% during the nine month periods ended December 31, 2006 and 2005, respectively. Interest expense was $392 and $414 for the nine month periods ending December 31, 2006 and 2005, respectively.

11.	Concentrations of Risk

At December 31, and March 31, 2006, cash and cash equivalents consist primarily of investments in overnight money market funds with one major financial institution in the United States and short-term notes receivables with related parties. Deposits held with the financial institution exceed the amount of insurance provided on such deposits.

The Company sells primarily to customers involved in the application of laser technology and the manufacture of data and telecommunications products. For the nine month period ended December 31, 2006, Cisco Systems Inc. and Subsidiaries (“Cisco”) and Alcatel-Lucent accounted for 37.3% and 19.7% of revenues, respectively. For the nine month period ended December 31, 2005, Cisco, Hitachi and its affiliates and Alcatel accounted for 27.6%, 16.3% and 12.8%of revenues, respectively. At December 31, 2006, Cisco and Alcatel-Lucent accounted for 26% and 22% of accounts receivable and at March 31, 2006, Hitachi and its affiliates, Cisco and Alcatel accounted for 19%, 15% and 12% of accounts receivable, respectively.

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

12.	Commitments and Contingencies

The Company leases buildings and certain other property. Rental expense under these operating leases was $1,807 and $1,965 for the nine months ended December 31, 2006 and 2005, respectively. In addition, the Company has entered into capital leases with Hitachi Capital Corporation for certain equipment. The table below shows the future minimum lease payments due under non-cancelable capital leases with Hitachi Capital Corporation and operating leases at December 31, 2006:

	Capital	Operating
	Leases	Leases

Year ending March 31:
2007	$719	$589
2008	2,755	2,346
2009	2,692	2,239
2010	2,838	2,185
2011	922	2,184
Thereafter	—	1,661

Total minimum lease payments	9,926	$11,204

Less amount representing interest	(583)

Present value of capitalized payments	9,343
Less current portion	2,587

Long-term portion	$6,756

As of December 31, 2006, the Company had outstanding purchase commitments of $37,979 primarily for the purchase of raw materials.

The Company’s accrual for and the change in its product warranty liability, which is included in accrued expenses, are as follows:

	Nine Months Ended
	December 31,
	2006	2005

Beginning balance	$551	$834
Claims paid	(446)	(170)
Additional warranties issued	491	43
Foreign currency translation and other	17	(70)

Ending balance	$613	$637

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

13.	Other Operating Expenses

The Company incurred the following other operating costs:

	Nine Months Ended
	December 31,
	2006	2005

Loss on disposal of property, plant, and equipment	$106	$1,000
Severance	—	53

	$106	$1,053

14.	Related Party Agreements

The Company enters into transactions with Hitachi and its subsidiaries in the normal course of business. Sales to Hitachi and its subsidiaries were $8,252 and $17,210 for the nine month period ended December 31, 2006 and 2005, respectively. Purchases from Hitachi and its subsidiaries were $30,754 and $44,316 for the nine months ended December 31, 2006 and 2005, respectively. Services and certain facility leases provided by Hitachi and its subsidiaries were $696 and $515 for the nine months ended December 31, 2006 and 2005, respectively. At December 31, 2006 and March 31, 2006, the Company had accounts receivable from Hitachi and its subsidiaries of $2,854 and $6,820, respectively. Also, at December 31, 2006 and March 31, 2006, the Company had accounts payable to Hitachi and its subsidiaries of $9,395 and $7,063, respectively. In addition, the Company has entered into capital equipment leases with Hitachi Capital Corporation as described in Note 11.

At December 31, and March 31, 2006, the Company has $13,459 and $8,745 of short-term notes receivable, which are classified as cash equivalents, with Hitachi, Ltd., respectively. These notes are due and interest is paid within 90 days from the date of issuance and are payable upon demand. Interest earned on these notes was $22 and $0 for the nine month periods ended December 31, 2006 and 2005, respectively, and the related interest rates ranged from 0.08% to 0.38% during the nine month period ended December 31, 2006.

The Company also had other short-term notes receivable from Hitachi International Treasury Ltd. and Marubeni America Corporation during the nine month period ended December 31, 2005 with interest earned of $1,597 and $768, respectively. Interest rates for these notes ranged from 2.64% to 4.22% and 2.62% to 4.26%, respectively. Hitachi International Treasury Ltd. is a wholly-owned subsidiary of Hitachi and Marubeni America Corporation is an investor in Clarity.

Under the Stock Purchase Agreement dated October 2002, entered into between Hitachi and Opnext, in connection with the acquisition of OPD, half of the purchase price of $40,000 was paid upon the closing of the transaction and the remaining $20,000 was paid in September 2005 without interest.

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

OPJ Related Party Agreements

In connection with the transfer of the Predecessor business from Hitachi to OPJ and the contribution of the stock of OPJ to the Company, the following related party agreements were entered into:

Sales Transition Agreement

Under the terms and conditions of the Sales Transition Agreement, Hitachi, through a wholly-owned subsidiary, provides certain logistic services to Opnext in Japan. Specific charges for such services were $1,434 and $1,223 for the nine month periods ended December 31, 2006 and 2005, respectively.

Intellectual Property License Agreements

Opnext Japan and Hitachi are parties to an intellectual property license agreement, pursuant to which Hitachi licenses certain intellectual property rights to Opnext Japan on the terms and subject to the conditions stated therein on a fully paid-up, nonexclusive basis and Opnext Japan licenses certain intellectual property rights to Hitachi on a fully paid-up, nonexclusive basis. Hitachi has also agreed to sublicense certain intellectual property to Opnext Japan to the extent that Hitachi has the right to make available such rights to Opnext Japan in accordance with the terms and subject to the conditions stated therein.

In October 2002, Opnext Japan and Hitachi Communication Technologies, Ltd., a wholly-owned subsidiary of Hitachi, entered into an intellectual property license agreement, pursuant to which Hitachi Communication licenses certain intellectual property rights to Opnext Japan on a fully paid-up, nonexclusive basis, and Opnext Japan licenses certain intellectual property rights to Hitachi Communication on a fully paid-up, nonexclusive basis, in each case on the terms and subject to the conditions started therein.

Opnext Japan Research and Development Agreement

Opnext Japan and Hitachi are parties to a research and development agreement, pursuant to which Hitachi will provide certain research and development support to Opnext Japan in accordance with the terms and conditions of the Opnext Japan Research and Development Agreement. Intellectual property resulting from certain research and development projects will be owned by Opnext Japan and licensed to Hitachi on a fully paid-up, nonexclusive basis. Intellectual property resulting from certain other research and development projects will be owned by Hitachi and licensed to Opnext Japan on a fully paid-up, nonexclusive basis. Certain other intellectual property will be jointly owned. This agreement was amended on October 1, 2002 to include OPD under the same terms and conditions as OPJ and to expand the scope to include research and development support related to the OPD Predecessor business. On October 27, 2006 the term of the agreement was extended until the fifth anniversary of a qualified public offering by the Company. The research and development expenditures relating to this agreement are generally negotiated semi-annually on a fixed fee project basis and were $3,074 and $2,940 for the nine month periods ended December 31, 2006 and 2005, respectively.

Opnext Research and Development Agreement

Opnext and Hitachi are parties to a research and development agreement, pursuant to which Hitachi will provide certain research and development support to Opnext and/or its affiliates other than

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

Opnext Japan. Opnext is charged for research and development support on the same basis that Hitachi’s wholly-owned subsidiaries are allocated research and development charges for their activities. Additional fees may be payable by Opnext to Hitachi if Opnext desires to purchase certain intellectual property resulting from certain research and development projects.

Intellectual property resulting from certain research and development projects will be owned by Opnext and licensed to Hitachi on a fully paid-up, nonexclusive basis and intellectual property resulting from certain other research and development projects will be owned by Hitachi and licensed to Opnext on a fully paid-up, nonexclusive basis in accordance with the terms and conditions of the Opnext Research and Development Agreement. Certain other intellectual property will be jointly owned. On October 27, 2006 the term of the agreement was extended until the fifth anniversary of a qualified public offering by the Company.

Preferred Provider and Procurement Agreements

Under the terms and conditions of the Preferred Provider Agreement, subject to Hitachi’s product requirements, Hitachi agrees to purchase all of its optoelectronics component requirements from Opnext. This agreement is subject to product availability, specifications, pricing, and customer needs as defined in the agreement. Under the terms and conditions of the Procurement Agreement, each month, Hitachi will provide a rolling three-month forecast of products to be purchased. The forecast for the first two months shall be a firm and binding commitment to purchase. Pricing is negotiated semiannually. The original agreements expire on July 31, 2007 and, pursuant to the amendments effective July 31, 2006 are automatically renewable for additional one year periods unless either party provides written notice of its intent not to renew.

Raw Materials Supply Agreement

Under the terms and conditions of the Raw Materials Supply Agreement, Hitachi has agreed to continue to make available for purchase by Opnext laser chips, and other semiconductor devices and all other raw materials that were provided by Hitachi to the business prior to or as of July 31, 2001 for the production of Opnext optoelectronics components.

Outsourcing Agreement

Pursuant to the terms and conditions of the Outsourcing Agreement, Hitachi provided on an interim, transitional basis various data processing services, telecommunications services, and corporate support services, including: accounting, financial management, information systems management, tax, payroll, human resource administration, procurement and other general support. Specific charges for such services amounted to $916 and $1,495 for the nine months ended December 30, 2006 and 2005, respectively. The original agreement expires on July 31, 2007 and, pursuant to the amendment effective July 31, 2006 is automatically renewable for additional one year periods unless either party provides written notice of its intent not to renew.

Secondment Agreements

Opnext Japan and Hitachi entered into a one-year Secondment agreement effective February 1, 2001 with automatic annual renewals. Per the agreement, Opnext may offer employment to any seconded employee; however, approval must be obtained from Hitachi in advance. All employees listed in the original agreement have either been employed by Opnext or have returned to Hitachi. In addition to the original agreement, additional Secondment agreements have been entered into with terms that range from two to three years. Hitachi is entitled to terminate these agreements after

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

July 31, 2005. The seconded employees are covered by the Hitachi, Ltd. Pension Plan. During the nine months ended December 31, 2006, 3 seconded employees became employees of the company. There were 6 and 3 seconded employees at December 31, 2006 and March 31, 2006, respectively.

Lease Agreements

Opnext Japan leases certain manufacturing and administrative premises from Hitachi located in Totsuka, Japan. The term of the lease agreement is annual and began on February 1, 2001. Opnext shall have unlimited automatic extensions to extend the term of the lease for a period of one year upon giving Hitachi three months’ notice provided Opnext Japan remains a majority-owned direct or indirect subsidiary of Hitachi. The lease was amended effective October 1, 2006 to extend the term until September 30, 2011 and will be renewable annually thereafter provided neither party notifies its contrary intent. The lease payments for these premises were $444 and $465 for the nine months ended December 31, 2006 and 2005, respectively.

Trademark Indication Agreements

Opnext and Opnext Japan on the one hand, and Hitachi on the other hand are parties to two trademark indication agreements, pursuant to which Hitachi granted to Opnext and Opnext Japan the right to use the trademark indication “Powered by Hitachi” on a royalty-free basis in connection with the advertising, marketing, and labeling of certain products and related services in accordance with the terms and conditions set forth in the Trademark Indication Agreements. The term of the agreements continues until six months after Hitachi ceases to own, directly or indirectly, a majority ownership interest in the Company or one year after the consummation of a qualified offering by the company, whichever is later. This agreement was expanded to include OPD on October 1, 2002.

OPD Related Party Agreements

In connection with the transfer of the OPD Predecessor business from Hitachi to OPD and the acquisition of OPD by the Company, the following related party agreements were entered into:

Sales Channel Memorandum

Under the terms and conditions of the Sales Channel Memorandum between OPD and Hitachi, Hitachi and its subsidiaries provided certain sales and distribution services to OPD in Japan. The agreement terminated on March 31, 2004 and the Company began to perform these services with its own resources or arranged to have such services provided pursuant to the aforementioned Outsourcing Agreement.

Intellectual Property License Agreement

OPD and Hitachi are parties to an intellectual property license agreement, pursuant to which Hitachi licenses certain intellectual property rights to OPD on the terms and subject to the conditions stated therein on a fully paid-up, nonexclusive basis and OPD licenses certain intellectual property rights to Hitachi on a fully paid-up, nonexclusive basis. Hitachi has also agreed to sublicense certain intellectual property to OPD to the extent that Hitachi has the right to make available such rights to OPD in accordance with the terms and conditions of the Intellectual Property License Agreement.

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

Transition Services Agreement

Pursuant to the terms and conditions of the Transition Services Agreement, Hitachi provided various services, including: accounting, information systems management, human resource administration, procurement, engineering, logistics, and other general support. The agreement terminated on March 31, 2004 and the Company began to perform these services with its own resources or arranged to have such services provided pursuant to the aforementioned Outsourcing Agreement.

Secondment Agreement

OPD, Hitachi and one of Hitachi’s wholly-owned subsidiaries entered into one-year secondment agreements effective October 1, 2002 with automatic annual renewals. Per the agreement, Opnext may offer employment to any seconded employee; however, approval must be obtained from Hitachi in advance. All employees listed in the original agreement have either been employed by Opnext or have returned to Hitachi. In addition to the original agreements, additional Secondment agreements have been entered into with terms that range from two to three years. Hitachi is entitled to terminate these agreements after September 30, 2006. The seconded employees are covered by the pension plans of Hitachi and its subsidiary. During the nine months ended December 31, 2006, 1 seconded employee became an employee of the Company. There were 2 and 3 seconded employees at December 31, and March 31, 2006.

Lease Agreement

OPD leases certain manufacturing and administrative premises from an entity in which Hitachi is a joint venture partner. The terms of the lease agreements are annual and have unlimited automatic annual extensions, upon giving the joint venture six months’ notice. The lease was amended effective April 1, 2006 to extend the term until March 31, 2011, with a five-year extension, subject to either party’s contrary intent. The lease payments for these properties were $49 in each of the nine month periods ended December 31, 2006 and 2005.

15.	Operating Segments and Geographic Information

Operating Segments

The Company operates in one business segment — optical modules and components. Optical modules and components transmit and receive data delivered via light in telecommunications, data communications, industrial and commercial applications.

Geographic Information

			Nine Months
	Three Months Ended		Ended
	December 31,		December 31,
	2006	2005	2006	2005

Sales:
United States	$34,970	$20,360	$84,068	$49,990
Europe	16,275	8,841	41,167	22,603
Japan	7,591	7,166	23,513	29,051
Asia Pacific	2,900	2,242	8,735	3,839

Total	$61,736	$38,609	$157,483	$105,483

Sales attributed to geographic areas is based on the bill to location of the customer.

Opnext, Inc.

Notes to Unaudited Consolidated Financial Statements
(In thousands, except per share amounts)

	December 31,	March 31,
	2006	2006

Assets:
United States	$108,794	$111,730
Japan	104,358	92,531
Europe	19,756	12,565

Total	$232,908	$216,826

The geographic designation of assets represents the country in which title is held.

16.	Subsequent Events

On January 25, 2007, all Class A common stock was converted into Class B common stock. On January 26, 2007, the Company declared a one for one-third reverse stock split of the Company’s outstanding Class B common stock effective for all shareholders of record on January 26, 2007. The financial statements have been retroactively effected for this reverse stock split. In addition, the reverse stock split proportionately reduced the number of issued and outstanding stock based awards including restricted stock, stock options and stock appreciation rights. The Company also approved on January 26, 2007 the reclassification of all Class B common stock into a single class of common stock.

10G Power and Size Evolution

Our core laser and photodetector technology enables us to achieve increasingly stringent power, size and temperature requirements.

Maximum
Power (W)
14
10
4
3.5
1
300-Pin
137,000 mm³
Transport
Metro
XENPAK
57,000 mm³
Campus
Metro
X2 / XPAK
44,000 mm³
Campus
Data Centers
XFP
12,000 mm³
Metro
High Performance
Computing
SFP+
5,000 mm³
Campus
Data Centers
High Performance Computing
2000
Present
Future

opnext

WE *light* IT UP

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

Through and including          , 2007 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

16,909,375 Shares

Opnext, Inc.

Common Stock

Goldman, Sachs & Co.
JPMorgan
CIBC World Markets
Cowen and Company
Jefferies & Company

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses Of Issuance And Distribution

The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the NASDAQ application fee.

SEC registration fee		$31,211
NASD filing fee		$29,669
NASDAQ application fee	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving expenses	$	*
Transfer agent fees and expenses	$	*
Blue sky fees and expenses	$	*
Miscellaneous fees and expenses	$	*
Total

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws, in each case, that will be adopted upon consummation of this offering, will include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL and (ii) require the registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under DGCL. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the registrant or its stockholders, for improper transactions between the director and the registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Prior to the completion of this offering, we intend to enter into indemnification agreements with our directors and officers. The indemnification agreements will provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15.	Recent Sales of Unregistered Securities

Since December 31, 2003, the registrant has sold the following securities without registration under the Securities Act of 1933:

From December 2003 through December 2006, we granted stock options to our employees and directors under our 2001 Stock Option Plan pursuant to which the optionees may purchase up to an aggregate of 321,500 shares of our common stock at the current weighted average exercise price of $15.00 per share. Of the options we granted during this period, options to purchase a total of 35,500 shares of our common stock have been forfeited, and none have been exercised. The sale and issuance of these securities were exempt from registration under Rule 701 under the Securities Act.

From December 2003 through December 2006, we granted stock appreciation rights to our employees under our 2001 Stock Option Plan pursuant to which the right holders may purchase up to an aggregate of 550,833 shares of our common stock at the current weighted average exercise price of $15.00 per share. Of the SARs we granted during this period, rights to purchase a total of 20,000 shares of our common stock have been forfeited and none have been exercised. The sale and issuance of these securities were exempt from registration under Rule 701 under the Securities Act.

From December 2003 through December 2006, we granted restricted stock to our employees and directors under our 2001 Stock Option Plan pursuant to which the grantees will acquire to an aggregate of 216,667 shares of our common stock. Of the restricted stock we granted during this period, none have been canceled and none have vested pursuant to these grants. The sale and issuance of these securities were exempt from registration under Rule 701 under the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

Exhibit No.		Description of Document

1.1		Form of Underwriting Agreement.
3.1		Form of Amended and Restated Certificate of Incorporation of Opnext, Inc., to be effective upon the closing of the offering to which this Registration Statement relates.
3.2		Form of Amended and Restated Bylaws of Opnext, Inc., to be effective upon the closing of the offering to which this Registration Statement relates.
3.3		Specimen of stock certificate for common stock.
4.1		Pine Stockholder Agreement, dated as of June 4, 2003, by and among Opnext, Inc. and the Stockholders of Pine Photonics Communications, Inc.
4.2		Registration Rights Agreement, entered into as of July 31, 2001, by and among Opnext, Inc., Clarity Partners, L.P., Clarity Opnext Holdings I, LLC, Clarity Opnext Holdings II, LLC, and Hitachi, Ltd.(3)
5.1		Opinion of Latham & Watkins LLP, related to the shares of common stock being sold in the initial public offering.(1)
10.1		Pine Photonics Communications, Inc. 2000 Stock Plan.(2)
10.2		Form of Pine Photonics Communications, Inc. 2000 Stock Plan: Stock Option Agreement.(2)
10.3		Opnext, Inc. 2001 Long-Term Stock Incentive Plan.(2)
10.4		Form of Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Nonqualified Stock Option Agreement.(3)
10	.4a	Form of Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Nonqualified Stock Option Agreement for Senior Executives.(3)
10	.4b	Opnext, Inc. Nonqualified Stock Option Agreement dated as of November 1, 2004, between Opnext, Inc. and Harry L. Bosco (“Participant”).(3)
10	.4c	Form of Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Stock Appreciation Right Agreement.(3)
10.5		Form of Hitachi, Ltd. and Clarity Management, L.P. Nonqualified Stock Option Agreement.(3)
10.6		Opnext, Inc. Amended and Restated 2001 Long-Term Stock Incentive Plan.
10.7		Employment Agreement, entered into as of July 31, 2001, by and between Opnext, Inc. and Harry L. Bosco, as amended.(2)
10.8		Employment Agreement, entered into as of August 24, 2001, by and between Opnext, Inc. and Michael C. Chan, as amended.(2)
10.9		Employment Agreement, entered into as of August 24, 2001, by and between Opnext, Inc. and Chi-Ho Christopher Lin, as amended.(2)
10.10		Employment Agreement, dated March 5, 2001, by and between Opnext, Inc. and Robert J. Nobile.(2)
10.11		Form of Opnext, Inc. Restricted Stock Agreement.(2)
10.12		Research and Development Agreement, dated as of July 31, 2001, by and among Hitachi, Ltd., Opnext Japan, Inc. and Opto Device, Ltd. as amended.(3)
10.13		Research and Development Agreement, dated as of July 31, 2002, by and between Hitachi, Ltd. and Opnext, Inc., as amended.(3)
10.14		Outsourcing Agreement, made and entered into as of July 31, 2001, by and between Hitachi, Ltd. and Opnext Japan, Inc., as amended.(3)
10.15		Preferred Provider Agreement, made and entered into as of July 31, 2001, by and between Hitachi, Ltd. and Opnext, Inc., as amended.(3)

Exhibit No.	Description of Document

10.16	Procurement Agreement, made and entered into as of July 31, 2001, by and between Opnext Japan, Inc. and Hitachi, Ltd., as amended.(3)
10.17	Raw Materials Supply Agreement, made and entered into as of July 31, 2001, by and between Hitachi, Ltd. and Opnext, Inc., as amended.(3)
10.18	Intellectual Property License Agreement, dated as of July 31, 2001, by and between Hitachi, Ltd. and Opnext Japan, Inc., as amended.(3)
10.19	Intellectual Property License Agreement, dated as of October 1, 2002, by and between Hitachi, Ltd. and Opnext Japan, Inc., as amended.
10.20	Intellectual Property License Agreement, effective as of October 1, 2002, by and between Hitachi Communication Technologies, Ltd. and Opnext Japan, Inc.(3)
10.21	Trademark Indication Agreement, dated as of October 1, 2002, by and between Hitachi, Ltd. and Opnext Japan, Inc., as amended.(3)
10.22	Trademark Indication Agreement, dated as of July 31, 2001, by and between Hitachi, Ltd., Opnext, Inc. and Opnext Japan, Inc., as amended.(3)
10.23	Lease Agreement, made as of July 31, 2001, between Hitachi Communication Technologies, Ltd. and Opnext Japan, Inc., as amended.(3)
10.24	Lease Agreement, made as of October 1, 2002, between Renesas Technology Corp. and Opnext Japan, Inc., as amended.(3)
10.25	Business Park Net Lease Agreement, dated as of June 30, 2000, by and between Bedford Property Investors, Inc. and Opnext, Inc., as amended.(2)
10.26	Agreement on Bank Transactions between Opnext Japan, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended.
10.27	Software User License Agreement, dated as of October 20, 2003, by and between Renesas Technology Corp. and Opnext Japan, Inc.
21.1	List of Subsidiaries.(2)
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).(1)
24.1	Power of Attorney (included on signature page of the Registration Statement).(2)

(1)	To be filed by amendment.

(2)	Previously filed with the Form S-1 filed by the Registrant on October 27, 2006.

(3)	Previously filed with Amendment No. 1 to the Form S-1 filed by the Registrant on December 13, 2006.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act of 1933 each, post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) In a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eatontown, State of New Jersey, on January 29, 2007.

OPNEXT, INC. (Registrant)

By:	/s/ Harry L. Bosco Harry L. Bosco President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Harry L. Bosco Harry L. Bosco		Director, President and Chief Executive Officer (principal executive officer)	January 29, 2007

* Robert J. Nobile		Chief Financial Officer and Senior Vice President, Finance (principal financial and accounting officer)	January 29, 2007

* Dr. Naoya Takahashi		Chairman of the Board	January 29, 2007

* Dr. David Lee		Co-Chairman of the Board	January 29, 2007

* Tetsuo Takemura		Director	January 29, 2007

* Ryuichi Otsuki		Director	January 29, 2007

*By:	/s/ Harry L. Bosco Harry L. Bosco Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description of Document

1.1		Form of Underwriting Agreement.
3.1		Form of Amended and Restated Certificate of Incorporation of Opnext, Inc., to be effective upon the closing of the offering to which this Registration Statement relates.
3.2		Form of Amended and Restated Bylaws of Opnext, Inc., to be effective upon the closing of the offering to which this Registration Statement relates.
3.3		Specimen of stock certificate for common stock.
4.1		Pine Stockholder Agreement, dated as of June 4, 2003, by and among Opnext, Inc. and the Stockholders of Pine Photonics Communications, Inc.
4.2		Registration Rights Agreement, entered into as of July 31, 2001, by and among Opnext, Inc., Clarity Partners, L.P., Clarity Opnext Holdings I, LLC, Clarity Opnext Holdings II, LLC, and Hitachi, Ltd.(3)
5.1		Opinion of Latham & Watkins LLP, related to the shares of common stock being sold in the initial public offering.(1)
10.1		Pine Photonics Communications, Inc. 2000 Stock Plan.(2)
10.2		Form of Pine Photonics Communications, Inc. 2000 Stock Plan: Stock Option Agreement.(2)
10.3		Opnext, Inc. 2001 Long-Term Stock Incentive Plan.(2)
10.4		Form of Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Nonqualified Stock Option Agreement.(3)
10	.4a	Form of Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Nonqualified Stock Option Agreement for Senior Executives.(3)
10	.4b	Opnext, Inc. Nonqualified Stock Option Agreement dated as of November 1, 2004, between Opnext, Inc. and Harry L. Bosco (“Participant”).(3)
10	.4c	Form of Opnext, Inc. 2001 Long-Term Stock Incentive Plan, Stock Appreciation Right Agreement.(3)
10.5		Form of Hitachi, Ltd. and Clarity Management, L.P. Nonqualified Stock Option Agreement.(3)
10.6		Opnext, Inc. Amended and Restated 2001 Long-Term Stock Incentive Plan.
10.7		Employment Agreement, entered into as of July 31, 2001, by and between Opnext, Inc. and Harry L. Bosco, as amended.(2)
10.8		Employment Agreement, entered into as of August 24, 2001, by and between Opnext, Inc. and Michael C. Chan, as amended.(2)
10.9		Employment Agreement, entered into as of August 24, 2001, by and between Opnext, Inc. and Chi-Ho Christopher Lin, as amended.(2)
10.10		Employment Agreement, dated March 5, 2001, by and between Opnext, Inc. and Robert J. Nobile.(2)
10.11		Form of Opnext, Inc. Restricted Stock Agreement.(2)
10.12		Research and Development Agreement, dated as of July 31, 2001, by and among Hitachi, Ltd., Opnext Japan, Inc. and Opto Device, Ltd. as amended.(3)
10.13		Research and Development Agreement, dated as of July 31, 2002, by and between Hitachi, Ltd. and Opnext, Inc., as amended.(3)
10.14		Outsourcing Agreement, made and entered into as of July 31, 2001, by and between Hitachi, Ltd. and Opnext Japan, Inc., as amended.(3)
10.15		Preferred Provider Agreement, made and entered into as of July 31, 2001, by and between Hitachi, Ltd. and Opnext, Inc., as amended.(3)
10.16		Procurement Agreement, made and entered into as of July 31, 2001, by and between Opnext Japan, Inc. and Hitachi, Ltd., as amended.(3)
10.17		Raw Materials Supply Agreement, made and entered into as of July 31, 2001, by and between Hitachi, Ltd. and Opnext, Inc., as amended.(3)
10.18		Intellectual Property License Agreement, dated as of July 31, 2001, by and between Hitachi, Ltd. and Opnext Japan, Inc., as amended.(3)

10.19	Intellectual Property License Agreement, dated as of October 1, 2002, by and between Hitachi, Ltd. and Optnext Japan, Inc., as amended.
10.20	Intellectual Property License Agreement, effective as of October 1, 2002, by and between Hitachi Communication Technologies, Ltd. and Opnext Japan, Inc.(3)
10.21	Trademark Indication Agreement, dated as of October 1, 2002, by and between Hitachi, Ltd. and Optnext Japan, Inc., as amended.(3)
10.22	Trademark Indication Agreement, dated as of July 31, 2001, by and between Hitachi, Ltd., Opnext, Inc. and Opnext Japan, Inc., as amended.(3)
10.23	Lease Agreement, made as of July 31, 2001, between Hitachi Communication Technologies, Ltd. and Opnext Japan, Inc., as amended.(3)
10.24	Lease Agreement, made as of October 1, 2002, between Renesas Technology Corp. and Opnext Japan, Inc., as amended.(3)
10.25	Business Park Net Lease Agreement, dated as of June 30, 2000, by and between Bedford Property Investors, Inc. and Opnext, Inc., as amended.(2)
10.26	Agreement on Bank Transactions between Opnext Japan, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd., as amended.
10.27	Software User License Agreement, dated as of October 20, 2003, by and between Renesas Technology Corp. and Opnext Japan, Inc.
21.1	List of Subsidiaries.(2)
23.1	Consent of Ernst & Young LLP.
23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).(1)
24.1	Power of Attorney (included on signature page of the Registration Statement).(2)

(1)	To be filed by amendment.
(2)	Previously filed with the Form S-1 filed by the Registrant on October 27, 2006.

(3)	Previously filed with Amendment No. 1 to the Form S-1 filed by the Registrant on December 13, 2006.